

West Marine®

2007 Annual Report & Proxy Statement

Our mission is to be the best supplie of boating-related products and servic that provide outstanding value to every customer.

We are committed to treating all of our customers even better than they expect be treated so that they regard us as the best company in our industry.

While continuing to grow, we will provid an open, supportive, challenging, team-oriented environment within which ur associates can achieve job satisfactio professional and personal growth.

We will actively promote boating, work o reduce our impact on the environment improve and protect marine habitats, nd continue to contribute to social need in the communities in which we do business.

Ve will achieve superior financial returns the benefit of our associates, customer and shareholders.

Dear West Marine Stockholders,

It's an unusual time to express optimism.

Within the macro-economic realities of a recessionary environment, negative housing and jobs trend, higher-than-ever gas prices, challenges to various fish populations, and continued softness in the boating industry, it might seem prudent to take on the "gloom and doom" view so prevalent in the media. But while West Marine most definitely is affected by these negative influences, our approach is to manage our way through this period with a keen eye on expense and capital management, continue to plan and build for the future, and emerge stronger and better positioned, as we wait for this down cycle to end.

Our objective is to continue to improve our ability to serve Customers while carefully choosing how to invest our resources. During 2007, though many of our internal metrics improved, our overall financial results were certainly less than desired. Our biggest disappointment was the fact that comparable store sales were very difficult. Despite that fact, we were able to generate good operating cash flow, and we're in good shape to weather what is starting as a difficult 2008 in the boating industry.

No one can accurately predict the future, and we certainly won't try. We'll remain cautious and appropriately conservative in our investment decision making while trying to identify and execute those strategies that will fuel our future growth without putting undue risk on our short-term results.

West Marine of course suffers when the market for boating equipment weakens, as it did in 2007. But let's remember; Boaters are a passionate lot and we believe the "call of the sea" will remain strong and real for millions throughout the world.

To mention a few of our strategies, we expect to improve our stores with larger and broader assortments in larger and more productive sites. We'll shift our training emphasis so we can help our Associates gain more product knowledge to better advise our Customers. We see lots of opportunities in our Direct (Internet and catalog) channel, just as we see opportunities for improving our Port Supply (business-to-business) channel.

We're sure not thrilled with our 2007 results. We're cautious in our view of 2008. But we remain optimistic that the changes we're implementing, while controlling the things we can, will position West Marine well for the future.

Good Boating,

Geoff Eisenberg

CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-22512

WEST MARINE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**77-0355502**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
500 Westridge Drive, Watsonville, CA	**95076-4100**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (831) 728-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934, as amended (Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 29, 2007, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $299.6 million based on the closing sale price of $13.76 as reported on the NASDAQ Global Market on such date.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 29, 2008
Common stock, $.001 par value per share	21,893,741 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held on May 21, 2008.	Part II, Item 5 and Part III

WEST MARINE, INC.
2007 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

EXPLANATORY NOTE

On March 18, 2008, upon the recommendation of management, the Board of Directors of West Marine, Inc. authorized the restatement of the company's consolidated financial statements for fiscal years 2005 and 2006 and its quarterly financial statements for fiscal year 2006 and the first three quarters of fiscal year 2007. The consolidated balance sheet at December 30, 2006, and the consolidated statements of operations, consolidated statements of stockholders' equity and the consolidated statements of cash flows for the fiscal years ended December 31, 2005 and December 30, 2006 in this report have been restated. We also plan to amend our quarterly reports on Form 10-Q for the first three quarters of fiscal 2007. All financial information included in this report is based on our restated financial statements. See Note 2 to our consolidated financial statements in Item 8 for additional information regarding the restatement.

PRELIMINARY NOTE

This report is for the year ended December 29, 2007. This report modifies and supersedes documents filed prior to this report. The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you directly to those documents. Information incorporated by reference is considered to be part of this report. In addition, information that we file with the Securities and Exchange Commission in the future automatically will update and supersede information contained in this report.

We undertake no obligation (other than that required by law) to publicly update or revise any disclosures contained in this report, whether as a result of new information, future events or otherwise. Website references throughout this report are for information only, and the content of these websites is not incorporated by reference and should not otherwise be considered a part of this report.

PART I

ITEM 1—BUSINESS

General

West Marine is one of the largest boating supplies retailers in the world with 2007 net sales of $679.6 million. Our business strategy is to offer merchandise assortments for the boat and for the boater that meet the needs of individual boaters and boating businesses and to provide customer service beyond expectations and the convenience of multi-channel selling.

We have three reportable segments: Stores, Port Supply and Direct Sales. Our Stores segment generated approximately 87% of our 2007 net sales and within our Stores segment 77% of the sales were to retail customers, while 23% were to wholesales customers, Our 372 stores open at the end of 2007 are located in 38 states, Puerto Rico and Canada. Our Port Supply segment is one of the largest wholesale distributors of marine equipment in the United States. Products shipped to Port Supply customers directly from our warehouses represented approximately 6% of our 2007 net sales. Our Direct Sales segment, which includes our catalog and Internet operations, offers customers around the world more than 80,000 products and it accounted for the remaining 7% of our 2007 net sales. Financial information about our segments appears in Note 12 to our consolidated financial statements, in Item 8 of this report.

West Marine, Inc. was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. Unless the context otherwise requires, "West Marine", "we", "us" and "our" refer to West Marine, Inc. and its subsidiaries. Our principal executive offices are located at 500 Westridge Drive, Watsonville, California 95076-4100, and our telephone number is (831) 728-2700. Our three distribution centers are located in Rock Hill, South Carolina; Hollister, California and Hagerstown, Maryland.

All references to 2007, 2006 and 2005 in this report refer to our fiscal years ended on December 29, 2007, December 30, 2006 and December 31, 2005, respectively. Fiscal years 2007, 2006 and 2005 were 52-week years.

Stores Segment

Since opening our first store in Palo Alto, California in 1975, we have grown through internal expansion and through strategic acquisitions to 372 locations open at the end of 2007. During 2007, we opened nine new standard-sized stores, including the re-opening of a previously hurricane-damaged store in Louisiana.

In addition to our standard-sized stores—which typically range from 6,000 to 8,000 square feet and carry about 7,000 items—we operate larger "superstore" and smaller "Express" store formats. Typically ranging from 2,500 to 3,000 square feet, Express stores carry about 3,000 items, mainly hardware and other supplies needed for day-to-day boat maintenance and repairs. We closed two Express stores during 2007, ending the year with 27 Express stores located throughout the United States. We have superstores in Ft. Lauderdale, Florida and San Diego, California. At approximately 25,000 square feet, our superstores offer an expansive array of merchandise—about 18,000 items—as well as interactive displays designed to help customers make informed product selections.

We regularly monitor and take steps to improve individual store performance, including remodeling or expanding stores, relocating stores to more profitable locations and closing lower-performing stores. In 2007, we closed 14 stores, remodeled 19 stores and changed merchandise assortments to better serve local customer needs in 21 stores. In 2008, we plan to open and close a small number of stores and remodel, expand or significantly re-merchandise up to 35 stores.

Port Supply Segment

Port Supply, our wholesale segment, was created to expand our market share across a broader customer base and to leverage our purchasing and distribution efficiencies. Our extensive store network gives Port Supply an advantage in serving wholesale customers looking for greater convenience and a larger assortment of products than that carried by typical distributors. We serve the wholesale market through commissioned sales representatives, our stores, our call center and our website, *www.portsupply.com*.

We distributed marine supplies (via stores and shipped directly from our warehouses) to more than 43,000 domestic and international wholesale customers in 2007. Port Supply customers include businesses involved in boat sales, boat building, boat commissioning and repair, yacht chartering, marina operations and other boating-related activities. In addition, Port Supply sells to government and industrial customers who use our products for non-boating purposes. We plan to further expand our Port Supply sales in 2008, primarily by focusing on certain geographic areas where we perceive growth opportunities.

Direct Sales Segment

Our catalogs and Internet e-commerce websites serve as effective multi-channel marketing and advertising tools for our customers by providing in-depth product advice and information. Both channels offer our customers access to detailed product information in order to assist them with making informed purchasing decisions that are based on their individual boating needs. We provide customers with unique product advisor tips and tools, technical information and a selection of over 80,000 products through both channels with at least 36,000 of those products available directly through our distribution centers. Through our call center, we also provide our customers with access to knowledgeable technical advisors who can assist the customer in understanding the various uses and applications of the products we sell.

We leverage the Direct Sales segment to address the growing significance of e-commerce in the specialty retail market by tailoring and directing our online communication efforts toward boating enthusiasts. Our websites are updated regularly with new products, pricing, product availability and relevant information for our customers including online product advisors and technical information; access to information on our loyalty program; consumer product reviews; in-depth boating articles; and videos of customer interest. We also provide relevant research tools for our customers related to their particular boating needs such as the ability to research boat insurance as well as research towing and financing services offered by our vendor-partners. In order to improve site stability and ensure the Internet business could easily accommodate anticipated future growth, we invested in the infrastructure and technology supporting our Internet business during 2007. In 2008, we plan to continue to invest in our e-commerce site in order to ensure customers are provided with better than expected customer service.

We distributed various domestic and international catalogs throughout the year to specific customer segments. In 2007, we increased the number of smaller seasonal catalogs and circulation of those vehicles while at the same time, we focused on reducing the distribution of the 2007 Annual Catalog to certain targeted customer segments as defined in our customer database. Fulfillment of orders is provided by our distribution centers, customer support is provided through our call center, and operational support is provided through the Watsonville Support Center.

Foreign Sales

Through the Direct Sales segment, we promote and sell product internationally through both our catalogs and e-commerce websites. Also, we have ten stores located in Canada. For each of 2007, 2006 and 2005, sales outside of the United States represented less than 5% of our total net sales.

Customer Service

Offering exceptional customer service has been the cornerstone of West Marine since our beginning. We remain focused on the customer and providing customer service "beyond expectations." Providing customer service "beyond expectations" is more than just a phrase, it is a commitment to excellence that is embraced by all West Marine associates. Many of our selling associates receive advanced product and technical training, empowering them to take great care of our customers. We will continue to listen to our customers and develop our business to meet their needs.

Merchandising

West Marine is committed to broad merchandise assortments that provide what our customers want, when they want it. Our Executive Vice President of Marketing and Merchandising, along with the merchandising managers, is responsible for vendor and product selection. Our Senior Vice President of Planning and Replenishment, assisted by merchandise planners, is responsible for purchasing and managing inventory levels in our distribution centers and our stores.

We purchased merchandise from more than 900 vendors during 2007 and realized savings through quantity purchases and direct shipments. In 2007, no single vendor accounted for more than 14% of our merchandise purchases, and our 20 largest vendors accounted for approximately 45% of our merchandise purchases. Generally, we purchase merchandise from our vendors on an order-by-order basis.

During 2007, we continued to offer private label merchandise, which typically feature higher gross margins than comparable branded products. Private label products, which we sell under the "West Marine" and "Seafit" brand names, usually are manufactured in Asia, the United States and Europe. We have a limited number of long-term contracts with our manufacturing sources and we compete with other companies for production facilities and import quota capacity.

Logistics

We operate three distribution centers: a 472,000 square foot facility in Rock Hill, South Carolina; a 287,000 square foot facility in Hagerstown, Maryland; and a 240,000 square foot facility in Hollister, California. Vendors generally ship products to our distribution centers, where merchandise is inspected and prepared for shipment to stores and customers. Some vendors ship products directly to our stores. We use various domestic and international transportation methods, including ocean, ground and air, as well as company-owned vehicles. Our distribution centers utilize advanced material handling technologies as well as radio frequency communications to enable real-time management of inventory. For the next few years, we intend to accommodate growth by improving supply chain efficiencies and facility upgrades rather than building new facilities.

Marketing

Our overall marketing objective is to communicate the attributes of our brand while creating a compelling "value equation" for our customers. We position our West Marine brand to stand for superior selection, trust, friendly and knowledgeable service, competitive prices and shopping convenience. We market our products and services through direct mail catalogs and flyers, email, advertisements in boating specialty publications, newspapers and on the Internet.

We participate in a number of boat shows and sponsor a number of boating-related events each year, ranging from sailing regattas and fishing derbies to waterway clean-up and environmental quality campaigns. These events are designed to encourage participation in boating, increase the number of people enjoying the boating lifestyle, promote environmental responsibility and improve West Marine brand recognition.

With nearly one million active members in 2007, our free and paid-subscription loyalty programs rank among the largest recreational boating membership programs in the United States.

Competition

The retail market for marine supplies is highly competitive and our stores compete with other specialty supply stores. Many of these competitors have stores in markets where we now operate. We compete with a wide variety of local and regional specialty stores, sporting goods stores and mass merchants. Also, we have a number of competitors engaged in the catalog, Internet and wholesale distribution of marine products. The principal factors of competition in our marketplace are selection, quality, availability, price, customer service, convenience and access to a wide variety of merchandise.

Trademarks and Service Marks

We own the trademarks and service marks "West Marine" and "Port Supply," among others. These marks and a number of others are registered with the U.S. Patent and Trademark Office and in certain foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. We own rights to use the "BoatU.S." tradename under a marketing agreement with the Boat Owners Association of the United States, although we have discontinued the use of the BoatU.S. tradename except in certain limited situations. For more information, see "Impairment of Long-Lived Assets" in Note 1 to our consolidated financial statements in Item 8 of this report.

Associates

As of March 1, 2008, we had 4,941 associates, of whom 2,143 were full-time and 2,798 were part-time or temporary. A significant number of temporary associates are hired during our peak selling season. For example, West Marine employed 6,006 associates on June 30, 2007.

Available Information

West Marine's Internet address is *www.westmarine.com*. We make available, free of charge through the "Investor Relations" portion of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Forms 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, including the exhibits thereto, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the Securities and Exchange Commission. Interested persons may also access copies of these reports through the Securities and Exchange Commission's website, *www.sec.gov*. We will furnish to our stockholders any exhibit to this annual report upon the written request of such stockholder and the payment of a specified reasonable fee, said fee shall be limited to our reasonable expenses.

We have adopted a code of ethics for our associates and Board of Directors, as well as an additional code of ethics for our senior financial officers (including our principal executive officer, principal financial officer and principal accounting officer). Copies of these codes of ethics are available on our website at *www.westmarine.com*, or printed copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076. Any amendments to these codes of ethics, as well as any waivers that are required to be disclosed under the rules of the Securities and Exchange Commission or the NASDAQ Stock Market, are posted on our website.

ITEM 1A—RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

A decline in consumer discretionary spending or a decline in the boating industry generally could reduce our revenues.

Because consumers often consider boats to be luxury items, our success depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as consumer confidence, employment, business conditions, fuel prices, interest rates, tax rates and rising consumer debt levels. In addition, our business opportunities are directly dependent upon the level of consumer spending on recreational boating supplies, a discretionary spending item. There can be no assurance that the current trends of reduced spending in the boating industry in general and the recreational boating aftermarket in particular will not continue or that consumer spending in general will not decline, thereby adversely affecting our net sales and profitability.

An inability to find suitable new and expanded store sites or delays in new store openings could materially affect our financial performance.

In order to meet our growth objectives, we will need to secure an adequate number of suitable new or expanded store sites, typically near marinas or other locations readily accessible by boaters. We require that all proposed store sites satisfy our criteria regarding cost and location. In addition, we are experiencing increased competition for store sites. We cannot assure that we will be able to find a sufficient number of suitable new sites for any planned expansion in any future period.

Our expected financial performance is based on our new or expanded stores opening on expected dates. It is possible that events such as construction delays caused by permitting or licensing issues, material shortages, labor issues, weather delays or other acts of God, discovery of contaminants or accidents could delay planned new store openings beyond their expected dates or force us to abandon planned openings altogether. Any failure on our part to recognize or respond to these issues may adversely affect our sales growth, which in turn may adversely affect our future operating results.

If we cannot successfully implement our expansion strategy, our growth and profitability could be adversely impacted.

Our continued growth depends to a significant degree on our ability to continue to expand our operations through the opening of new stores or the expanding or remodeling of existing stores, and our ability to operate these stores on a profitable basis. There can be no assurance that new stores will achieve the same level of profitability as existing stores.

Our expansion is dependent upon a number of factors, including the adequacy of our capital resources and our ability to locate suitable store sites and negotiate acceptable lease terms, to hire, train and integrate employees and to adapt our distribution and other operational systems. There can be no assurance that we will be able to achieve our planned expansion or that such expansion will be accomplished on a profitable basis. Failure to achieve our planned expansion could have a material adverse effect on us.

Our expansion into new, unfamiliar markets presents increased risks that may prevent us from being profitable in these new markets.

Pursuant to our growth strategy, we are sometimes opening stores in new geographic markets. Typically, the first stores opened in a new market will not initially achieve operating results comparable to our existing stores due in large part to factors that generally affect store performance in new markets. These factors include less familiarity with local demographics, customer preferences, discretionary spending patterns, difficulties in attracting customers due to a reduced level of customer familiarity with our brand, difficulties in hiring a sufficient number of qualified store associates and other factors. In addition, entry into new markets may bring us into competition with new, unfamiliar competitors. We cannot assure that we will be successful in operating our stores in new markets on a profitable basis.

We experience fluctuations in our comparable store sales.

Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that they will continue to fluctuate in the future. A variety of factors affect comparable store sales, including boat usage, boating participation, current economic conditions, competition, the timing and release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. These factors and others may cause our comparable store sales to differ significantly from prior periods and from expectations. Failure to meet the expectations of investors in one or more future periods could reduce the market price of our common stock.

We have undertaken a number of initiatives designed to build long-term company strength. If one or more of these initiatives is unsuccessful, our profitability could be adversely affected.

We have launched a number of initiatives designed to increase sales and lower costs. These initiatives include optimizing our supply chain and inventory levels, closing under-performing stores with corresponding workforce adjustments, tailoring store merchandise assortments for local markets, expanding our wholesale business, and investing in Internet business growth. Each of these initiatives carries a certain level of risk, primarily related to increased expenses or reduced sales, which when combined could be substantial. If we fail to successfully execute one or more of these strategies, our profitability could be adversely affected.

Our results of operations could be adversely affected if unseasonably cold weather, prolonged winter conditions, natural disasters such as hurricanes or extraordinary amounts of rainfall occur, especially during the peak boating season in the second and third fiscal quarters.

Our business is highly seasonal. The majority of our sales occur between the months of April through August, which represent the peak boating months in most of our markets. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during this period. Our business is also significantly affected by weather patterns. Unseasonably cool weather, prolonged winter conditions and/or extraordinary amounts of rainfall may decrease boating use in the peak season, resulting in lower maintenance needs and, therefore, decreased sales.

Intense competition in the boating supply and outdoor recreation markets could reduce our revenue and profitability.

The retail market for recreational boating supplies and apparel is highly competitive. Our stores compete with other national specialty marine supply stores. Many of these competitors have stores in the markets in which we now operate and in which we plan to expand. We also compete with a wide variety of local and regional specialty stores and, to a lesser extent, sporting goods stores and mass merchants. Our catalog and Internet operations compete with other catalog and Internet retailers as well as competitors' stores. We also have a number of competitors in the wholesale distribution of marine products. In addition, a key competitive factor in the marine supplies market is price. Competitive pressures resulting from competitors' pricing policies have adversely affected our gross margins, and such pressures are expected to continue. There can be no assurance that we will not face greater competition from other national or regional retailers or that we will be able to compete successfully with existing and new competitors.

If any of our key vendors or manufacturers fail to supply us with merchandise, we may not be able to meet the demands of our customers and our sales could decline.

We depend on merchandise purchased from our vendors and sourced from third-party manufacturers to obtain products for our stores. We deal with our suppliers on an order-by-order basis and have limited long-term purchase contracts or other contractual assurances of continued supply or pricing. Accordingly, our vendors and manufacturers could discontinue selling products to us at any time. The loss of any key vendor or manufacturer for any reason could limit our ability to offer products that our customers want to purchase. In addition, we believe many of our vendors obtain their products from China, Taiwan, Korea, Mexico and other countries, and we source products from third-party manufacturers in other countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be within our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions, quotas, quality control and trade issues. Changes in commercial practices of our key vendors or manufacturers, such as changes in vendor support and incentives or changes in credit or payment terms, could negatively impact our operating results. Our operating results could also suffer if we are unable to promptly replace a vendor or manufacturer who is unwilling or unable to satisfy our requirements with a vendor or manufacturer providing equally appealing products.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results and financial condition could suffer.

Our future performance is substantially dependent upon the continued services of certain members of our senior management. We do not maintain any key-man life insurance for our senior management, including Randolph K. Repass, Chairman of our Board of Directors, and Geoff Eisenberg, our President and Chief Executive Officer. The loss of the services of any key members of senior management could have a material adverse effect upon us. In addition, our continued growth depends on our ability to attract and retain skilled executives. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified executives in the future or that our current management team can achieve our planned expansion or continue to operate West Marine in a profitable manner.

Our business depends on our ability to meet our labor needs.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including general managers, assistant managers, call center associates and store associates, who understand and appreciate boating and the boating lifestyle and are able to communicate knowledgably with our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas, and the turnover rate in the retail industry is high.

If we are unable to hire and retain sales associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our business could be materially adversely affected. Although none of our employees are currently covered by collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future, which could increase our labor costs. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may delay the planned openings of new stores. Any such delays, any material increases in employee turnover rates at existing stores or any increases in labor costs could have a material adverse effect on our business, financial condition or operating results.

We must successfully order and manage our inventory to reflect customer demand in a volatile market and anticipate changing consumer preferences and buying trends or our revenues and profitability will be adversely affected.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. The retail consumer industry, by its nature, is volatile and sensitive to numerous economic factors, including consumer preferences, competition, market conditions and general economic conditions. None of these factors are within our control. We cannot predict consumer preferences with certainty, and consumer preferences often change over time. We usually must order merchandise well in advance of the following selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our merchandise or our customers' purchasing habits, our revenues may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins.

A natural disaster or other disruption at our support center, our call center or any one of our distribution centers could cause us to lose merchandise or inhibit our ability to process orders and, therefore, make us unable to effectively deliver to our direct customers and retail stores.

We rely on the continuous operation of our support center in Watsonville, California, our call center in Largo, Florida and our distribution centers in Hollister, California, Rock Hill, South Carolina and Hagerstown, Maryland. Any natural disaster or other serious disruption to these operations due to fire, flood, earthquake, hurricane, terrorism or any other unforeseen circumstance could materially impair our ability to do business and adversely affect our financial position and future operating results.

Reliance on our information technology systems exposes the company to potential risks.

Reliance on our information technology systems exposes the company to potential risks of interruptions due to natural disasters, cyber-attacks or fraud perpetrated by malicious individuals, or other causes. We intend to increase our reliance on information technology systems in order to improve our supply chain efficiencies. Any unmitigated interruption of our information technology systems may have a negative impact on future financial results.

Our founder and Chairman, Randolph K. Repass, beneficially owns a significant portion of our common stock. As a result, his interests may differ from that of our other stockholders.

Randolph K. Repass, the Chairman of our Board of Directors, beneficially owns a significant amount of our common stock. As a result, Mr. Repass has substantial influence in the election of directors of West Marine and, in general, the outcome of any matter submitted to a vote of our stockholders, including mergers, consolidations or the sale of all or substantially all of our assets. Due to his significant ownership position, Mr. Repass may be able, in concert with others, to prevent or to cause a change in control of West Marine.

Our failure to comply with certain environmental regulations could adversely affect our business.

We sell paints, varnishes and other products, the storage, distribution and disposal of which are subject to a variety of federal and state environmental regulations. Our failure to comply with these regulations could have an adverse impact on our business. In addition, we have indemnified certain of our landlords for any hazardous waste which may be found on or about the particular property or operation. If any such hazardous waste were to be found on property that we occupy, a significant claim giving rise to our indemnity obligation could adversely impact our operating results.

Our failure to adequately estimate loss contingencies could adversely affect our profitability.

We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. Accounting for contingencies, such as legal settlements and workers' compensation matters, requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, results of operations may be over- or understated.

Because we self-insure against certain risks and maintain high deductibles on certain of our insurance policies, our operating results may be adversely affected if we suffer a substantial casualty.

We believe that insurance coverage is prudent for risk management, and we expect that our insurance costs will continue to increase. For certain types or levels of risk, including medical care, we have decided to limit our purchase of relevant insurance, choosing instead to self-insure. With medical insurance, we have individual and aggregate stop loss insurance to protect us from large claims. In other cases, we have elected to retain a higher portion of the risk in the form of higher deductibles. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our business and operating results.

In 1999, we began insuring our workers' compensation losses through a high deductible program. Our deductible per claim is $0.5 million, with statutorily determined limits. This high per-claim deductible permits us to maintain low premium rates but may result in unexpectedly high costs if actual losses greatly exceed the expected losses in a year, with a corresponding negative effect on our operating results.

Our workers' compensation expense is tied directly to the frequency and severity of workplace injuries to our associates. The costs associated with our workers' compensation program include case reserves for reported claims up to the $0.5 million per claim deductible, an additional expense provision for unanticipated increases in the cost of open injury claims (known as "adverse loss development") and for claims incurred in prior periods but not reported (referred to as "IBNR"), as well as fees payable for claims administration. We recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. It is possible that our actual future workers' compensation obligations may exceed the amount of its accrued liabilities, with a corresponding negative effect on future earnings, due to such factors as unanticipated adverse loss development of known claims, and the effect, if any, of claims incurred but not reported.

The SEC's current investigation arising from the prior restatement of our historical financial results may adversely affect our financial condition, results of operations and the price of our common stock.

As previously disclosed, the SEC is investigating the facts and circumstances that gave rise to our prior restatement of our historical financial results, which related to our review and reevaluation of our accounting for indirect costs included in inventory cost and of our adoption of Emerging Issues Task Force Issue No. 02-16 ("EITF No. 02-16"), "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," in fiscal year 2003. There are a number of risks associated with this SEC investigation, including whether the restatement reflected in this report relating to our historical accrual for workers' compensation liability and other previously undetected errors will also become subject to the SEC's investigation. We cannot predict the outcome or the duration of the SEC investigation or any other legal proceedings that may arise out of the SEC investigation or otherwise related to the prior restatement or our current restatement. We also could be subjected to other lawsuits and could become the subject of other regulatory inquiries or investigations in addition to the SEC investigation now underway. If we are subject to adverse findings in any proceedings, we could be required to incur costs, or pay damages or penalties or have other remedies imposed upon us which could have a material adverse effect on our financial condition and results of operations.

Dealing with matters related to the SEC investigation could divert management's attention from managing our day-to-day operations. Additionally, expenses that may arise from responding to the SEC investigation, management's review of responsive materials, any related litigation or other associated activities are expected to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys' fees, with respect to the current investigation or future proceedings related to this matter, if any such investigation or proceeding involves such employees, officers and directors personally. In addition, the SEC investigation may adversely affect our ability to obtain, or increase the cost of obtaining, directors' and officers' liability and other types of insurance. These events could adversely affect our financial condition, results of operations and the price of our common stock.

Material weaknesses in our internal control over financial reporting could lead to errors in our financial statements and a lack of investor confidence in us and a resulting decline in our stock price.

Management has concluded that as of December 29, 2007, we had not maintained effective internal control over financial reporting. Material weaknesses led to a material error in which previously reported workers' compensation liability reserves were found to be insufficient. This error prompted a review of other reserves and accounts, particularly those involving management estimates. As a result of this review, in addition to the workers' compensation liability adjustment, we also identified several other adjustments which individually were not material but which nonetheless represented misstatements in West Marine's 2007 quarterly and prior-period financial statements. As a result, on March 18, 2008, our board of directors authorized us to restate our financial statements for fiscal years 2005 and 2006 and our financial statements for each quarter in fiscal year 2006 and the first three quarters in fiscal year 2007. See Note 2 to our consolidated financial statements in Item 8 for additional information regarding this restatement.

This recent restatement is the second restatement by us in twelve months. Last year, we restated our financial statements for fiscal years 2002 through 2005 and our financial statements for each quarter in fiscal year 2005 and the first three quarters in fiscal year 2006. This prior restatement related to our review and reevaluation of our accounting for indirect costs included in inventory cost and of our adoption of EITF No. 02-16 in fiscal year 2003.

Although, as disclosed in Item 9A in this annual report on Form 10-K, we are in the process of adopting measures to remediate the material weaknesses related to the process by which certain significant accounting estimates are established and maintained, there can be no assurance that our remedial efforts will be effective, nor can there be any assurances that additional material weaknesses will not be identified in the future. Until our remediation efforts are completed, we will continue to be at an increased risk that our financial statements could contain errors that will be undetected, and we will continue to incur significant expense and management burdens associated with the remediation efforts and the additional procedures required to prepare our consolidated financial statements. Any failure to remedy our material weaknesses and significant deficiencies or any additional errors or delays in our financial reporting, whether or not resulting from a failure to remedy our identified material weaknesses and significant deficiencies that resulted in the current restatement, would have a material adverse effect on our business and results of operations and could have a substantial adverse impact on the trading price of our common stock.

Further, the existence of our material weaknesses in our internal control over financial reporting and the fact that we are undertaking our second restatement in twelve months could lead investors to question the reliability and accuracy of our reported financial information. Any such lack of confidence in the financial information that we produce could result in a decline in our stock price.

Failure to timely file our periodic reports with the SEC could result in the delisting of our common stock on the NASDAQ Global Market and additional risks.

As a result of our review of our workers' compensation liability and other reserves and accounting practices and related restatements, we were unable to timely file this report with the SEC. Consequently, on April 1, 2008, we received a NASDAQ staff determination notice regarding our noncompliance with applicable NASDAQ listing requirements. The notice, which we expected and which was issued in accordance with standard NASDAQ procedures, informed us that our common stock was subject to delisting from the NASDAQ Global Market if we did not regain compliance. The filing of this report on April 4, 2008 put us back in compliance with the NASDAQ listing requirements. However, as a result of our untimely filing initially due March 28, 2008, we will be ineligible to register our securities on Form S-3 for sale by us or resale by others until we have timely filed all periodic reports under the Securities Exchange Act of 1934 for one year. The inability to use Form S-3 could adversely affect our ability to raise capital during this period. Additionally, any future delinquent filings could again make our securities subject to delisting from the NASDAQ Global Market. If our securities are delisted, trading of our common stock could materially and adversely affect our access to the capital markets and our ability to raise capital through alternative financing sources on terms acceptable to us, or to raise capital at all. Also, if we were to be delisted, there could also be other negative implications, including the potential loss of confidence by our suppliers, customers and associates, and the loss of institutional investor interest in our company. Additionally, failure to timely file our periodic reports with the SEC could result in an event of default under our credit facility. Upon the occurrence of an event of default, our lender could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If our lender accelerates repayment, we may not have sufficient assets to repay our outstanding loan amounts and we could be subject to higher borrowing costs and more restrictive loan covenants in future periods.

We experienced additional risks and costs as a result of the restatement of our financial statements and the delayed filing of this annual report on Form 10-K.

As a result of the restatement of our financial statements and the delayed filing of this annual report on Form 10-K, we experienced additional risks and costs. The restatement was time-consuming and required us to incur significant incremental expenses and affected management's attention and resources. Further, the measures being implemented to strengthen our internal control over financial reporting continue to require and will likely require in the future greater management time, company resource and outside professional resources to implement and monitor.

The price of our common stock may be subject to volatile fluctuations based on fluctuations in our quarterly results, general economic and market conditions and by our ability to meet analysts' expectations.

The market price of our common stock may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors, our ability to meet research analysts' expectations and other factors. In addition, our quarterly results may also fluctuate significantly as a result of a variety of other factors such as timing of new store openings and associated pre-opening expenses, acquisitions, competitors' store openings, competitors' pricing policies and the net sales contributed by new stores and merchandise. Variations in the market price of our common stock may also be the result of changes in the trading characteristics that prevail in the market for our common stock, including low trading volumes, trading volume fluctuations and other similar factors. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock. We cannot assure that the market price of our common stock will not fluctuate or decline significantly in the future.

Our efforts to expand internationally, whether through acquisitions, franchising, licensing or similar arrangements, may not be successful and could impair the value of our brands.

The effect of international expansion, either by the acquisition of existing marine businesses or through franchising, licensing, joint venture or other similar arrangements, on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new markets internationally, our ability to identify appropriate acquisition candidates or third parties to act as franchisees, licensees, distributors or in a similar capacity, the ability of third parties to meet their projections regarding store openings and sales, and our ability to employ personnel or consultants experienced in international operations. Failure to expand internationally successfully or a failure to protect the value of our brands could have an adverse effect on our results of operations.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

Our executive offices and support center are located in a 101,000 square foot facility in Watsonville, California, which we occupy under a lease that expires in 2011. We operate a 240,000 square foot distribution center located in Hollister, California, under a lease that expires in 2011, a 472,000 square foot distribution center located in Rock Hill, South Carolina, under a lease that expires in 2017, a 287,000 square foot distribution center located in Hagerstown, Maryland, under a lease that expires in 2011, and a 10,000 square foot call center located in Largo, Florida, under a lease that expires in 2012.

At December 29, 2007, our 372 stores comprised an aggregate of approximately 2.8 million square feet of space. Nearly all of our stores are leased, typically for a five-year or 10-year initial term, with options to renew for at least one five-year period. In some leases, we pay a fixed rent, in others we have a period of fixed rent and then a rent change that is either fixed or determined by a consumer price index calculation. Substantially all of our leases require us to pay insurance, utilities, real estate taxes, repair and maintenance expenses and common area maintenance.

ITEM 3—LEGAL PROCEEDINGS

In August 2007, the SEC notified us that they were conducting an informal inquiry into the facts and circumstances that gave rise to the restatement of our historical financial results, which related to our review and reevaluation of our accounting for indirect costs included in inventory cost and of our adoption of EITF No. 02-16. On January 14, 2008, we received notification from the SEC that the inquiry will continue under a formal order of investigation. We are cooperating in their investigation. See "The SEC's current investigation arising from the restatement of our historical financial results may adversely affect our financial condition, results of operations and the price of our common stock" under Item 1A of this report for more information.

On March 21, 2008, a former hourly associate filed a lawsuit in the California Superior Court, County of Orange. The suit alleges, among other things, that we failed to provide meal and rest periods, correct itemized statements, pay to discharged associates, and engaged in unfair business practices in violation of certain applicable sections of the California Labor Code and the California Business and Professions Code. The plaintiff seeks to represent himself and all similarly situated current and former hourly-paid associates employed by West Marine in the State of California. The plaintiff seeks reimbursement of wages, penalties and interest allegedly owed under the relevant California code sections, as well as an unspecified amount of damages and reasonable attorneys' fees and costs recoverable by law. We intend to vigorously defend this lawsuit, and we cannot estimate our possible loss, if any, or a reasonable range at this time and based on the facts currently available, we do not believe that the ultimate resolution of this litigation will have a material adverse effect on our future financial results.

We are involved in various other legal proceedings, claims and litigation arising in the ordinary course of business. However, based on the facts currently available, we do not believe that the disposition of matters that are pending or asserted will have a material adverse effect on our financial position.

ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Market tier of the NASDAQ Stock Market under the symbol "WMAR". The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported by the NASDAQ Stock Market.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
High	$18.21	$18.26	$16.98	$12.13
Low	$15.70	$13.19	$11.35	$ 8.39
2006				
High	$15.31	$15.07	$14.20	$17.96
Low	$12.32	$13.28	$11.06	$14.17

As of March 28, 2008, there were approximately 8,379 holders of record of our common stock, and the last sale price reported on the NASDAQ Global Market was $7.23 per share.

We have not paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future.

The information required by this item with respect to securities authorized for issuance under equity compensation plans is incorporated by reference from our definitive proxy statement for the 2008 annual meeting of stockholders.

The following graph compares the five-year cumulative total stockholder return on West Marine common stock with the five-year cumulative total return of (i) the NASDAQ Market Index and (ii) peer companies in the Hemscott Industry Group 745—Specialty Retail, Other index. The graph showing the Hemscott Industry Group 745—Specialty Retail, Other was compiled and prepared for West Marine by Hemscott, Inc. The index presented below consists of 43 † specialty retailers.



DOLLARS
300
250
200
150
100
50
0
12/29/02
01/03/04
01/01/05
12/31/05
12/30/06
12/29/07
WEST MARINE, INC.
HEMSCOTT GROUP INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON DEC. 29, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 29, 2007

	12/29/2002	01/03/2004	01/01/2005	12/31/2005	12/30/2006	12/29/2007
West Marine, Inc.	$100.00	$193.97	$179.74	$101.53	$125.42	$ 65.50
Specialty Retail, Other	100.00	145.57	175.88	178.90	213.58	171.12
NASDAQ Market Index	100.00	150.36	163.00	166.58	183.68	201.91

The performance graph set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference, and will not otherwise be deemed to be soliciting material or to be filed under such Acts.

† The specialty retailers in the Hemscott Industry Group 745—Specialty Retail, Other index that are included in West Marine's performance graph are as follows: 1-800-Flowers.com, A.C. Moore Arts & Crafts, Inc., Actis Global Ventures, Assured Pharmacy, Inc., Barnes & Noble, Inc., Benacquista Galleries, Books-A-Million, Inc., Borders Group, Inc., Clyvia, Inc., Coldwater Creek, Inc., E Com Ventures, Inc., Emerging Vision, Inc., Ferrellgas Partners, L.P., Fleurs de Vie, Inc., FTD Group, Inc., Gallery of History, Inc., Gander Mountain Company, IAC/InteractiveCorp., Inergy Holdings, L.P., Inergy, L.P., IParty Corp., Jo-Ann Stores, Inc., Luxottica Group S.P.A. (ADR), MarineMax, Inc., Medifast, Inc., Midas, Inc., Office Depot, Inc., Ovale Group, Inc., Overstock.com, Inc., PetSmart, Inc., RedEnvelope, Inc., Sally Beauty Holdings, Inc., Sharper Image Corporation, Silver Pearl Enterprises, Inc., Soyodo Group Holdings, Staples, Inc., Star Gas Partners, L.P., Suburban Propane Partners, L.P., Tractor Supply Company, Ultrapar Participacoes S.A., Vertical Branding, Inc., Wireless Age Communications, Inc., and West Marine, Inc.

ITEM 6—SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated balance sheet data for 2007 and 2006 and consolidated statement of operations data for 2007, 2006 and 2005 have been derived from our consolidated financial statements for the fiscal years appearing elsewhere in this report and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and our consolidated financial statements and notes thereto in Item 8.

(in thousands, except per share and operating data)	2007	Restated(1) 2006	Restated(1) 2005	Restated(1) 2004	Restated(1) 2003
Consolidated Statement of Operations Information:					
Net sales	$679,561	$716,644	$692,137	$683,227	$660,616
Income (loss) from operations	(51,107)(2)	(4,356)(3)	(666)(4)	40,215(6)	30,755(8)
Income (loss) before income taxes	(55,069)(2)	(10,762)(3)	(7,741)(4,5)	32,903(6,7)	21,872(9)
Net income (loss) before cumulative effect of change in accounting principle	(49,976)(2)	(7,624)(3)	(3,022)(4,5)	21,557(6,7)	13,700(9)
Cumulative effect of change in accounting principle	—	—	—	—	(7,978)(10)
Net income (loss) after cumulative effect of change in accounting principle	(49,976)(2)	(7,624)(3)	(3,022)(4,5)	21,557(6,7)	5,722(9)
Net income (loss) per share:					
Basic	$ (2.30)(2)	$ (0.36)(3)	$ (0.14)(4,5)	$ 1.04(6,7)	$ 0.29(9)
Diluted	(2.30)(2)	(0.36)(3)	(0.14)(4,5)	1.01(6,7)	0.28(9)
Consolidated Balance Sheet Information:					
Working capital	$207,722	$213,674	$256,171	$266,553	$229,859
Total assets	368,318	430,129	475,997	505,371	470,091
Long-term debt, net of current portion	52,338	69,027	117,000	124,064	128,851
Operating Data:					
Stores open at year-end	372	377	404	375	345
Comparable stores net sales increase (decrease)	(1.9%)	2.4%	(2.2%)	0.3%	(2.5%)

(1) The 2004 and 2003 financial data presented in the table has been restated for comparative purposes. For 2003, the effect was an increase in previously-reported income from operations and income before taxes of $0.2 million and an increase in net income of $0.1 million. Working capital was unchanged; total assets increased by $0.1 million, and long-term debt, net of current portion was unchanged. For 2004, the effect was a decrease in previously-reported income from operations and income before taxes of $1.0 million and a decrease in net income of $0.6 million. Working capital decreased by $0.1 million, total assets increased by $0.3 million, and long-term debt, net of current portion was unchanged. For 2005, the effect of the restatement was a decrease in previously-reported income from operations and income before taxes of $2.9 million and a decrease in net income of $0.7 million. Working capital decreased by $2.6 million, total assets increased by $0.6 million, and long-term debt, net of current portion was unchanged. For 2006, the effect of the restatement was a decrease in previously-reported income from operations and income before taxes of $0.5 million, and a decrease in net income of $0.5 million. Working capital decreased by $2.7 million, total assets increased by $2.0 million, and long-term debt, net of current portion was unchanged. See Note 2 to our consolidated financial statements in Item 8 for further discussion.

(2) Includes the following items on a pre-tax basis: a $56.9 million non-cash charge for impairment of goodwill (see Note 3 to our consolidated financial statements for further discussion); $2.7 million of costs related to an SEC inquiry; $1.3 million of termination severance payments to our former chief executive officer; and a $1.3 million non-cash charge for impairments of store and computer software assets.

(3) Includes a $14.5 million pre-tax charge for store closures and other restructuring costs. See Note 5 to our consolidated financial statements for further discussion.

(4) Includes a $4.0 million pre-tax charge for reducing inventory value, an $8.8 million pre-tax charge for cancelled software development projects and a $2.0 million pre-tax charge for discontinuing use of an acquired tradename.

(5) Includes a $0.8 million pre-tax charge for the unamortized portion of loan costs related to the repayment of then existing debt, in connection with obtaining a new bank credit facility.

(6) Includes a $1.9 million pre-tax charge related to certain lease accounting corrections.

(7) Includes a $1.1 million pre-tax gain on the sale of real property and a $1.4 million pre-tax charge for the unamortized portion of loan costs related to the repayment of then existing debt, in connection with obtaining a new bank credit facility.

(8) Includes a $0.9 million pre-tax charge for integration costs associated with a business acquisition.

(9) Includes a $0.9 million pre-tax charge for integration costs associated with a business acquisition and a $1.9 million pre-tax charge for unamortized loan costs and other debt extinguishment costs related to the repayment of then existing debt, in connection with obtaining a new bank credit facility.

(10) Cumulative effect of adoption of new accounting principle related to vendor allowances at the beginning of fiscal year 2003.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with the financial statements and supplementary data in Item 8. 2006 and 2005 amounts herein have been restated, as applicable, as described in Note 2 to our consolidated financial statements in Item 8.

"Safe Harbor" Statement Under Section 21E of the Securities Exchange Act of 1934

The statements in this Form 10-K that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to West Marine's future plans, expectations, objectives, performance and similar projections, as well as facts and assumptions underlying these statements or projections. These forward-looking statements, which are included in accordance with the provisions of Section 21E of the Securities Exchange Act of 1934, may involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance in future periods to be materially different from any future results or performance suggested by the forward-looking statements in this report. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that actual results will not differ materially from these expectations. These risks, uncertainties and other factors are discussed under risk factors in Item 1A of this report.

Readers are cautioned not to place undue reliance on forward-looking statements, which are based only upon information available as of the date of this report. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

2007 Restatement

Subsequent to the issuance of our 2006 consolidated financial statements, management determined, after a detailed review of workers' compensation claims and historical reserves, that we had made an error in the manner in which we had established and recorded our self-insured reserves for estimated workers' compensation claims. This error prompted a review of other reserves and accounts, particularly those involving management estimates. As a result of this review, in addition to the workers' compensation liability adjustment, we also identified additional adjustments to our 2007 quarterly and prior-period financial statements relating to, among other things, inventory reserves, vendor allowances, capitalized indirect costs, sales and use tax accruals, sales return reserves, software development costs, software asset impairments, foreign currency translation gains/ losses, deferred income taxes, and stock-based compensation. We also identified certain items incorrectly presented on a net basis in our consolidated statements of cash flows, including changes in merchandise inventories, repayments and borrowings on our credit facility, and the non-cash portion of fixed assets purchases. We also identified errors in our Segment Information disclosure, as required information regarding assets, capital expenditures and depreciation for our reportable segments was incorrectly excluded. Further, we identified errors in the presentation of certain accrued expenses in our financial statement footnotes. As a result, we have restated our consolidated financial statements for the fiscal years ended December 31, 2005 and December 30, 2006 in this report and restated quarterly financial data for fiscal year 2006 and the first three quarters of fiscal year 2007. We will also file an amended quarterly report on Form 10-Q/A for each of the first three quarters of 2007 reflecting these adjustments.

For more information, see Note 2 to our Consolidated Finance Statements in Item 8 of this report.

Overview

Net loss for 2007 was $50.0 million, including a $56.9 million non-cash, pre-tax charge for impairment of goodwill. This compares to a net loss for 2006 of $7.6 million, including a $14.5 million pre-tax charge for store closures and other restructuring costs.

Net sales were $679.6 million in 2007, compared to $716.6 million in 2006. We achieved annual operating cash flow of $29.9 million in 2007. Our debt-to-capital ratio decreased to 18.9% at year-end 2007, compared to 20.4% at year-end 2006. Merchandise inventories at year-end 2007 decreased by $4.8 million, or 1.9%, compared to year-end 2006.

Comparable store sales for 2007 decreased 1.9%. We define comparable store sales as sales from stores that have been open at least 13 months and where selling square footage did not change by more than 40% in the previous 13 months.

We continue to focus on key initiatives designed to position the company for sustained, long-term growth and profitability. We remain committed to controlling our expense structure.

In 2008, we plan to close more stores than we plan to open. However, due to store relocations to larger sites, expansions of existing locations and efforts toward real estate optimization, overall store square footage is expected to remain the same or grow slightly. We plan to continue our focus on broad, targeted merchandise assortments in order to grow our Stores, Direct Sales and Port Supply businesses while continuing to improve inventory productivity. We intend to manage expenses with discipline and invest where we expect a return. In this regard, we intend to accommodate any future sales growth by investing in information technology systems to improve our supply chain efficiencies rather than building new or expanding current distribution center facilities.

We concluded that goodwill carried on the balance sheet was impaired as of December 29, 2007. We annually test goodwill for impairment in July or more frequently if evidence of possible impairment arises. As part of this testing, management compared fair value to the underlying carrying value of our net assets, including goodwill. In light of fourth quarter changes in cash flow expectations, market values of guideline companies and other factors used for impairment testing, West Marine re-tested goodwill and determined that the carrying amount of its net assets exceeded fair value. Accordingly, a non-cash impairment charge of $56.9 million is reflected in our fiscal year 2007 results.

Critical Accounting Policies and Estimates

Management's discussion and analysis of West Marine's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated and adjustments are made when facts and circumstances dictate a change. Our accounting policies are more fully described in Note 1 to our consolidated financial statements, in Item 8 of this report.

Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory—Valuation Adjustments		
We value our merchandise inventories at the lower of the average cost or market value. Inventory cost is written down to market value when cost exceeds market value, which we estimate using current levels of aged and discontinued product and historical analysis of items sold below cost. Lower of cost or market adjustments included in ending inventory at December 29, 2007 and December 30, 2006 were $5.5 million and $6.5 million, respectively.	Our lower of cost or market adjustments contain uncertainties because the calculations require management to make assumptions and to apply judgment regarding inventory aging, forecasted consumer demand, the promotional environment, technological obsolescence and consumer preferences.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our lower of cost or market adjustments. However, if estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses that could be material. If we had to take additional markdowns of 10% on all items included in merchandise inventory at December 29, 2007, net income would be affected by approximately $0.3 million in the fiscal year then ended.
Inventory—Shrinkage Reserve		
We make certain assumptions based upon historical experience and current information to adjust inventory value for estimated physical inventory losses, or shrinkage. Our reserve for estimated inventory shrinkage is based on historical shrinkage rates as determined by our physical merchandise inventory counts and cycle counts. Our reserve for shrinkage losses included in ending inventory at December 29, 2007 and December 30, 2006 was $3.3 million and $3.4 million, respectively.	Our inventory shrinkage reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors, including historical results and current inventory loss trends.	We have not made any material changes in the accounting methodology used to establish our inventory shrinkage reserve during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our inventory shrinkage reserve. However, if our estimates regarding physical inventory losses are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in actual physical inventory losses reserved for at December 29, 2007, would have affected net income by approximately $0.2 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory—Capitalized Indirect Costs Inventory cost includes certain indirect costs related to the purchasing, transportation and warehousing of merchandise. Capitalized indirect costs include freight charges for moving merchandise to warehouses or store selling locations and operating costs of our merchandising, replenishment and distribution activities. We recognize indirect costs included in inventory value as an increase in cost of goods sold as the related products are sold. Indirect costs included in inventory value at December 29, 2007 and December 30, 2006 was $23.3 million and $24.9 million, respectively.	Our capitalized indirect costs contain uncertainties because the calculations require management to make assumptions and to apply judgment regarding the adequacy of the procedures of our cost accounting system, the soundness of the underlying principles and their consistent application. In interim periods, the calculation of capitalized indirect costs requires management to estimate capitalized indirect costs, merchandise purchases and inventory levels for the full fiscal year.	We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our capitalized indirect costs. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our expenses included in capitalized indirect costs at December 29, 2007 would have affected net income by approximately $0.3 million in the fiscal year then ended.
Vendor Allowances Receivable We establish a receivable and reduce inventory cost for income generated from vendor-sponsored programs, or vendor allowances, that is earned but not yet received from our vendors, which we calculate based on provisions of the programs in place. Due to the complexity of the individual agreements with vendors, we perform detailed analyses and review historical trends to determine an appropriate level for the vendor allowances receivable. Our receivable for vendor allowances at December 29, 2007 and December 30, 2006 was $4.6 million and $7.9 million, respectively, which is included in other current assets.	Our vendor allowances receivable contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors, including our ability to collect amounts due from vendors and in interim periods requires management to estimate future inventory purchases.	We have not made any material changes in the accounting methodology used to establish our vendor allowances receivable during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our vendor allowances receivable. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our estimate of our ability to collect vendor allowances at December 29, 2007 would have affected net income by approximately $0.3 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Costs Associated With Exit Activities		
We occasionally vacate stores prior to the expiration of the related lease. For vacated locations that are under long-term leases, we record an expense for the difference between our future lease payments and related costs (e.g., real estate taxes and common area maintenance) from the date of closure through the end of the remaining lease term, net of expected future sublease rental income. Our estimate of future cash flows is based on our analysis of the specific real estate market, including input from real estate firms; and economic conditions that can be difficult to predict.	Our location closing liability contains uncertainties because management is required to make assumptions and to apply judgment to estimate the duration of future vacancy periods, the amount and timing of future settlement payments, and the amount and timing of potential sublease rental income. When making these assumptions, management considers a number of factors, including historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions.	We have not made any material changes in the accounting methodology used to establish our location closing liability during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our location closing liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our location closing liability at December 29, 2007, would have affected net earnings by approximately $0.1 million in fiscal 2007.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Impairment of long-lived assets Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future cash flows (discounted and with interest charges). We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. We may also accelerate depreciation over the asset's revised useful life if it is identified for replacement or abandonment at a specific future date. In 2007, a $1.3 million charge for impairment of store and computer software assets was included in selling, general and administrative expense.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment in order to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Goodwill All goodwill is assigned to our Stores segment. We evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value may not be recoverable. We complete our impairment evaluation by performing valuation analyses and considering other publicly available market information, as appropriate. We recorded an impairment charge related to goodwill of $56.9 million in fiscal year 2007. There was no impairment of goodwill during fiscal year 2006. The carrying value of goodwill was nil at December 29, 2007 and was $56.9 million at December 30, 2006. For more information, see Note 3 – *Goodwill Impairment Loss* in the notes to our consolidated financial statements in Item 8 of this report.	We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.	We have not made any material changes in our goodwill impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for goodwill impairment because we had no goodwill at December 29, 2007. Any change would be the result of future acquisitions.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Uncertain Tax Positions Effective December 31, 2006, we were required to adopt and implement the provisions of FIN 48, which establishes a new basis for how companies should recognize, measure, present and disclose uncertain income tax positions that have been or expect to be taken in tax returns. As a result of the adoption of FIN 48, we recognized an increase in the liability for our uncertain tax positions of $0.2 million, of which the entire charge was accounted for as a decrease to the beginning balance of retained earnings. The accrual for uncertain tax positions can result in a difference between the estimated benefit recorded in our financial statements and the benefit taken or expected to be taken in our income tax returns. This difference is generally referred to as an "unrecognized tax benefit."	Our uncertain tax positions contain uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions.	Although management believes that its judgments and estimates are reasonable, actual results could differ, and we may be exposed to material losses or gains that could be material. To the extent the settlement of our uncertain tax positions results in payments of amounts in excess of our FIN 48 liabilities, or reductions in deductions or other recognized tax attributes in excess of our unrecognized tax benefits, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of our cash and would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution. A 10% change in the actual settlements of our uncertain tax positions at December 29, 2007 would have affected net income by approximately $0.2 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Deferred Tax Assets—Valuation Allowance We record a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income, state tax apportionment and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. Accordingly, in 2007, we determined that the our California Enterprise Zone credit carryforward will not be realized within a reasonable period of time, and as a result, we recorded a valuation allowance of $3.6 million ($2.3 million net of federal income tax benefit) against this deferred tax asset.	Our valuation allowance contains uncertainties because management is required to make assumptions and to apply judgment, primarily that the Company will have future taxable income, to estimate the future realization of net deferred tax assets.	We apply consistent methodologies to assess the need for a valuation allowance each quarter. Although management believes that its judgments and estimates are reasonable, realization of net deferred tax assets ultimately depends on future taxable income. Actual results could differ, and we may be required to write off deferred tax assets in a future period if the Company does not incur taxable income, and that charge could be material. To the extent we do not incur 2007 taxable income when we file our tax returns, or pretax book income in future periods, we may be required to impose valuation allowances against net deferred tax assets in federal and state jurisdictions not currently provided for. The resulting charge from imposing a full valuation allowance against our federal net deferred tax assets would be approximately $12.2 million. The charge from imposing a valuation allowance against the remaining state jurisdictions would be approximately $2.4 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Liabilities for Self-Insurance or High Deductible Losses		
We are self-insured for certain losses, including those related to employee healthcare. However, we obtain third-party insurance coverage to limit our exposure to these claims. In other cases, we purchase commercial insurance, such as for workers' compensation and general liability claims. We insure workers' compensation losses through a high-deductible program, and we recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. When estimating our liabilities relating to self-insurance or high-deductible insurance programs, we consider a number of factors, including historical claims experience, severity factors and actuarial analysis. Periodically, management reviews its assumptions and the valuations provided by actuarial analysis to determine the adequacy of our self-insured liabilities.	Liabilities for our self-insured losses or high-deductible insurance programs contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	For the fourth quarter of 2007, we corrected the approach used to determine accrued liabilities relating to our workers' compensation high-deductible insurance programs. This correction resulted in a $3.2 million increase in workers' compensation liability at December 29, 2007. We do not believe there is a reasonable likelihood that there will be a further material change in the estimates or assumptions we use to calculate these liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities and loss reserves relating to high-deductible insurance programs at December 29, 2007, would have affected net income by approximately $0.2 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Stock-Based Compensation We have a stock-based compensation plan under which we award non-qualified stock options and restricted stock. We also have an associate stock buying plan. For more information, see Note 4—*Share-Based Compensation*, in the notes to our consolidated financial statements of this report. We determine the fair value of our non-qualified stock option awards at the date of grant using the Black-Scholes Merton option-pricing model. We determine the fair value of our restricted stock awards and associate stock buying plan purchases using similar valuation techniques and the closing market price of our common stock.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in our assumptions for stock price volatility, expected term, and other assumptions which impact the Black-Scholes Fair Value for calculating stock based compensation for the fiscal year ended December 29, 2007, would have affected net income by approximately $0.1 million in the fiscal year then ended.

Results of Operations

The following table sets forth certain income statement components expressed as a percent of net sales:

	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	71.3%	71.1%	70.9%
Gross profit	28.7%	28.9%	29.1%
Selling, general and administrative expense	27.7%	27.5%	29.2%
Goodwill impairment	8.4%	0.0%	0.0%
Store closures and other restructuring costs	0.1%	2.0%	0.0%
Loss from operations	(7.5%)	(0.6%)	(0.1%)
Interest expense	0.6%	0.9%	1.0%
Loss before income taxes	(8.1%)	(1.5%)	(1.1%)
Benefit for income taxes	(0.7%)	(0.4%)	(0.7%)
Net loss	(7.4%)	(1.1%)	(0.4%)

Results of Operations—2007 Compared to 2006

Net sales for 2007 were $679.6 million, compared to net sales of $716.6 million for 2006. Net loss for 2007 was $50.0 million, including a $56.9 million pre-tax, charge for goodwill impairment, compared to a net loss for 2006 of $7.6 million, including a $14.5 million pre-tax, charge for store closures and other restructuring costs.

Division sales

Net sales for the Stores segment decreased $35.8 million, or 5.7%, to $594.1 million in 2007, primarily due to a $23.1 million sales decline attributable to the closure of certain under-performing stores during 2006 and a $11.4 million decrease in comparable store sales Additionally, sales declined $5.0 million due to stores closed in 2007 and $3.3 million due to our reduced participation in events outside of store locations. Partially offsetting the sales decreases was a $6.1 million increase from new stores opened in 2007. Port Supply sales through our distribution centers decreased $1.9 million, or 4.3%, to $41.6 million in 2007, primarily due to increased sales to Port Supply customers through our store locations, which are included in Stores sales. Net sales of our Direct Sales segment increased $0.6 million, or 1.4%, to $43.8 million, due to $2.0 million in increased sales from our Internet website. The increase from the Internet channel was partially offset by reduced catalog sales.

Comparable store sales

Comparable store sales decreased in 2007 by 1.9%, or $11.4 million. Comparable store sales changes during the first, second, third and fourth quarters of 2007 were -2.1%, -2.9% +0.3% and -3.0%, respectively. The decline in comparable store sales reflects the softer sales of higher-priced discretionary items and lower in-store traffic levels extending into the peak part of the boating season, which we believe is indicative of reduced boat usage. These trends were particularly evident in Florida, which is a key boating market. We expect consumers to continue to reduce spending on boating supplies; the duration of reduced spending is difficult to predict, and we believe, is somewhat dependent on general improvements in the overall economy.

Gross profit

Gross profit decreased by $12.3 million, or 5.9%, to $194.9 million in 2007, compared to $207.2 million for 2006. Gross profit as a percentage of net sales decreased to 28.7% in 2007, a decrease of 20 basis points compared to 28.9% in 2006. Gross profit as a percentage of sales decreased primarily due to occupancy expense. Occupancy is our largest fixed expense and its impact on gross margin is largely driven by sales results, and while occupancy expense decreased $2.5 million, or 3.6%, the fixed nature of the expense deleveraged gross margin by 13 basis points due to the year-over-year decline in sales.

Selling, general and administrative expenses

Selling, general and administrative expense decreased by $8.6 million or 4.3%, compared to 2006 and increased as a percentage of sales to 27.7% in 2007, a 20 basis point increase, compared to 27.5% in 2006. The full year impact of the expense reductions associated with the 2006 store closure initiative, as well as other expense controls implemented in 2007, contributed 100 basis points toward improved selling, general and administrative expense. These expense improvements were partially offset by expenses of $2.7 million associated with the ongoing SEC investigation and $1.3 million paid to our former chief executive officer as severance compensation.

Goodwill impairment

We updated our analysis and evaluation of goodwill for possible impairment as of December 29, 2007 due to fourth quarter changes in future cash flow expectations, market values of guideline companies and other factors used for impairment testing. We re-tested goodwill and determined that the carrying amount of its net assets exceeded fair value. As a result, we recorded a non-cash impairment charge related to goodwill of $56.9 million in the fourth quarter of fiscal 2007, and as of fiscal year end, we had no goodwill on the balance sheet.

Loss from operations

Loss from operations in 2007 was $51.1 million, representing a $46.7 million change when compared to a loss from operations of $4.4 million in 2006. This change was primarily due to a $56.9 million goodwill impairment charge in the fourth quarter of 2007.

Interest expense

Interest expense decreased $2.4 million, or 38.2%, to $4.0 million in 2007, compared to $6.4 million in 2006. The decrease in interest expense was primarily due to lower inventory levels than last year which drove reduced bank borrowings.

Income taxes

Our effective income tax rate for 2007 was a benefit of 9.2%, compared to a benefit of 29.2% in 2006. The lower benefit rate in 2007 was primarily attributable to the non-deductible portion of goodwill impairment changes, which reduced tax benefits by $14.1 million. In addition, during 2007 we recorded valuation allowances against our California enterprise zone credit and state net operating loss carryforwards of $3.6 million and $0.8 million, respectively.

Results of Operations—2006 Compared to 2005

Net sales for 2006 were $716.6 million, compared to net sales of $692.1 million for 2005. Net loss for 2006 was $7.6 million compared to net loss for 2005 of $3.0 million. Net loss for 2006 included a $14.5 million pre-tax charge for store closures and other restructuring costs. Net loss for 2005 included pre-tax charges for the following; $8.8 million for discontinued software development projects; $4.0 million for reducing inventory value; $2.0 million for discontinuing our use of an acquired tradename; and $0.8 million for the unamortized portion of loan costs related to the repayment of then-existing debt in connection with obtaining a new bank credit facility.

Store closures and other restructuring costs

On August 4, 2006, our board of directors approved management's recommendation to close between 30 and 40 stores that management identified as having no reasonable expectation of significant positive cash flow over the near term. During 2006, we closed 33 stores in conjunction with this initiative and consolidated certain Direct Sales call center operations, incurring $14.5 million in related costs. For more information, see "Critical Accounting Policies and Estimates—Impairment of long-lived assets."

Division sales

Net sales attributable to our Stores segment increased $28.8 million, or 4.8%, to $629.9 million in 2006, primarily due to a $13.7 million increase in comparable store sales. Net sales not included in comparable store sales during 2006 included $14.4 million in sales from new stores and $4.2 million in sales from remodeled or expanded stores, partially offset by a $3.2 million sales decrease from closed locations. Port Supply sales through our distribution centers decreased $4.6 million, or 9.6%, to $43.5 million in 2006, primarily due to increased sales to Port Supply customers through our store locations, which are included in Stores sales. Net sales of our Direct Sales segment increased $0.3 million, or 0.8%, to $43.2 million, primarily due to $2.3 million in increased sales from our Internet website, which we believe is partially offset by reduced direct sales in areas where we had opened new stores.

Comparable store sales

Comparable store sales increased in 2006 by 2.4%, or $13.7 million, with an increase reported in each fiscal quarter. Comparable store sales increases during the first, second, third and fourth quarters of 2006 were 4.8%, 2.3%, 2.4% and 0.2%, respectively. Increased sales to Port Supply customers through our store locations represented an $18.3 million increase in 2006 comparable store sales. We believe that comparable store sales increased partly due to milder weather compared to 2005.

Gross profit

Gross profit increased $6.1 million, or 3.0%, in 2006, compared to 2005, due to higher sales. Gross profit as a percentage of net sales of 28.9% was down from 29.1% in 2005. An $8.4 million, or 120 basis points, change in the level of indirect costs and vendor allowances that were capitalized in inventory value in 2005, which decreased gross profit in 2006 as the related products were sold, was more than offset by a $8.7 million, or 120 basis points, improvement in raw product margin and inventory shrinkage.

Selling, general and administrative expense

Our future profitability is largely dependent on our ability to increase sales and gross profit while containing selling, general and administrative expense. In 2006, selling, general and administrative expense decreased by $4.7 million, or 2.3%, compared to 2005. Selling, general and administrative expense decreased to 27.5% of net sales in 2006, compared to 29.2% of net sales in 2005, an improvement of 170 basis points over the previous year. The decrease in selling, general and administrative expense compared to the previous year was primarily due to $10.8 million, or 156 basis points, included in 2005 selling, general and administrative expense for cancelled software development projects and discontinuing our use of an acquired tradename. Selling, general and administrative expense in 2006 was also lower by an additional $2.6 million, or 40 basis points, compared to 2005 as a result of our cost cutting initiatives implemented during 2006. These expense savings were partially offset by $8.5 million, or 120 basis points, for spending on investments in initiatives intended to improve profitability over the long term, including upgrading our Internet platform, expanding our Port Supply marketing teams, training our store selling associates and localizing or specializing certain store merchandise assortments.

Loss from operations

Loss from operations in 2006 was $4.4 million, representing a $3.7 million change when compared to net loss from operations of $0.7 million in 2005. This change was primarily due to an $8.4 million change in the level of indirect costs and vendor allowances that were capitalized in inventory value in 2005, which decreased gross profit in 2006 as the related products were sold, partially offset by reduced selling, general and administrative expense in 2006.

Interest expense

Interest expense increased $0.1 million, or 2.0%, in 2006, compared to 2005, primarily due to $1.5 million from higher average interest rates partially offset by $1.3 million from lower average borrowings.

Income taxes

Our effective income tax benefit rate of 29.2% for 2006 compared to a benefit of 61.0% in 2005, primarily due to changes in our estimation of state income tax liabilities, which increased tax benefits in 2005 by approximately $0.9 million. In addition, during 2006 we recorded $1.0 million in valuation allowances against our state net operating loss carryforwards.

Liquidity and Capital Resources

Our cash needs primarily are for working capital to support our inventory requirements and capital expenditures, pre-opening expenses and beginning inventory for new stores and for remodeling or relocating older stores. We also may require additional capital in the event we choose to pursue acquisition opportunities. We believe our existing credit facilities and cash flows from operations will be sufficient to satisfy our liquidity needs through 2008.

As a result of the untimely filing of this report with the SEC, we will be ineligible to register our securities on Form S-3 for sale by us or resale by others for one year. The inability to use Form S-3 could adversely affect our ability to raise capital during this period. If we fail to timely file a future periodic report with the SEC and/or were to be delisted from the NASDAQ Global Market, it could adversely impact our ability to raise future capital and could have an adverse impact on our overall future liquidity. However, we are still eligible to register our securities on Form S-1.

Operating activities

During 2007, our primary source of liquidity was cash flow from operations. Net cash provided by operating activities was $29.9 million, due to our $50.0 million net loss before adjustments for a $56.9 million goodwill impairment charge, $19.7 million in non-cash charges for depreciation and amortization, a $2.0 million increase in accrued expenses, and a $4.8 million decrease in inventories. Inventory value decreased by 1.9%, while inventory per square foot decreased by 2.0% at the end of 2007, compared to last year, primarily due to our focus on better overall inventory management and correct product assortment in each store based on customer demographics.

Capital growth

In 2007, we spent $17.8 million on capital expenditures, mainly for store remodels, new stores and information technology. We opened nine new stores and remodeled 19 stores in 2007. We expect to spend between $20.0 million and $25.0 million on capital expenditures during 2008, mainly for store development activities, including new stores, remodels and expansions, and information technology. We intend to fund our expansion through cash generated from operations and bank borrowings.

Financing arrangements

Net cash used in financing activities was $12.4 million in 2007, primarily consisting of $16.7 million in net repayments on our line of credit, partially offset by $4.3 million in cash provided by financing activities related to associate stock-based compensation plans.

We have a $225.0 million credit facility that expires in December 2010. Borrowing availability is based on a percentage of our inventory (excluding capitalized indirect costs) and certain accounts receivable. At our option, subject to certain conditions and restrictions, our loan agreement provides up to $25.0 million in additional financing during the term. The credit facility is guaranteed by our subsidiaries and is secured by a security interest in all of our accounts receivable and inventory and that of our subsidiaries, certain other assets related thereto, and all proceeds thereof. The credit facility includes a $50.0 million sub-facility available for the issuance of commercial and stand-by letters of credit. The credit facility also includes a sub-limit of up to $20.0 million for same day advances.

At our election, borrowings under the credit facility will bear interest at one of the following rates: (1) the prime rate announced by Wells Fargo Bank, National Association at its principal office in San Francisco, California or (2) the interest rate per annum at which deposits in U.S. dollars are offered by reference lenders to prime banks in designated markets located outside the United States. In each case, the applicable interest rate is increased by a margin imposed by the loan agreement.

The applicable margin for any date will depend upon the amount of available credit under the revolving facility. The loan agreement also imposes a commitment fee on the unused portion of the revolving loan facility. For the fourth quarter of 2007, the weighted average interest rate on all of our outstanding borrowings was 6.2%.

The loan agreement contains customary covenants, including but not limited to, restrictions on our ability and that of our subsidiaries to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets. Additionally, minimum revolving credit availability equal to the lesser of $15.0 million or 7.5% of the borrowing base must be maintained. As of December 29, 2007, we were in compliance with our bank covenants.

At the end of fiscal year 2007, borrowings under this credit facility were $52.3 million, bearing interest at rates ranging from 5.7% to 8.3%, and $91.8 million was available for future borrowings. At the end of fiscal year 2006, borrowings under this credit facility were $69.0 million, bearing interest at rates ranging from 5.7% to 8.3%, and $81.5 million was available to be borrowed. At the end of 2007 and 2006, we had $6.6 million and $5.7 million, respectively, of outstanding commercial and stand-by letters of credit.

Contractual obligations

Aggregated information about our unconditional contractual obligations as of December 29, 2007 is presented in the following table (dollars in thousands).

	Total	2008	2009	2010	2011	2012	After 5 years
Contractual cash obligations:							
Long-term debt (1)	$ 62,721	$ 3,461	$ 3,461	$55,799	$ 0	$ 0	$. 0
Operating leases (2)	188,714	43,152	37,986	30,362	22,798	14,796	39,620
Purchase commitments (3)	43,381	43,381	0	0	0	0	0
Service contracts	247	247	0	0	0	0	0
Bank letters of credit	6,621	6,621	0	0	0	0	0
FIN 48 liability (4)	196	196	0	0	0	0	0
	$301,880	$97,058	$41,447	$86,161	$22,798	$14,796	$39,620

(1) Assumes that our bank long-term debt is repaid at maturity and not refinanced. Includes estimated annual obligation for principal and interest payments, based upon the loan balance at December 29, 2007 and the average borrowing rate in 2007.

(2) Operating lease amounts in this table represent minimum amounts due under existing agreements and exclude costs of insurance, taxes, repairs and maintenance.

(3) All but a limited number of our purchase commitments, which are not material, are cancelable by us without penalty.

(4) Uncertain tax positions in this table represent cash obligations anticipated to be paid within one year. The timing of the remaining cash obligations totaling $1.0 million for uncertain tax positions cannot be predicted. See "Critical Accounting Policies and Estimates" for more information.

We are party to various arrangements that are conditional in nature and obligate us to make payments only upon the occurrence of certain events, such as delivery of functioning software products. Because it is not possible to predict the timing or amounts that may be due under these conditional arrangements, no such amounts have been included in the table above.

Off-balance sheet arrangements

Operating leases are the only financing arrangements not reported on our consolidated balance sheets. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of December 29, 2007, we are not involved in any unconsolidated special purpose entities or variable interest entities.

Seasonality

Historically, our business has been highly seasonal. In 2007, approximately 64% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through August, which represents the peak months for boat buying, usage and maintenance in most of our markets. Management expects the seasonal fluctuation in net sales to become more pronounced as we continue to expand our operations.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not undertake any specific actions to diminish our exposure to interest rate risk, and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments.

A 66 basis point change in the interest rate (10% of our weighted-average interest rate) affecting our floating financial instruments would have an effect of reducing our pre-tax income and cash flows by approximately $0.4 million over the next year. For more information, see Note 7 to our consolidated financial statements in Item 8.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Management of West Marine, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements due to error or fraud on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2007. In making its assessment of the effectiveness of internal control over financial reporting, management used the criteria set forth in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Because of the material weaknesses described below, management has concluded that the Company's internal control over financial reporting was not effective as of December 29, 2007 based on the criteria set forth in Internal Control—Integrated Framework issued by the COSO.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We have identified the following material weaknesses in the design and operation of controls over establishing and maintaining significant accounting estimates:

- We did not maintain sufficient accounting resources with adequate training in the application of generally accepted accounting principles ("GAAP") commensurate with our financial reporting requirements and the complexity of our operations and transactions; and
- Additionally, monitoring and oversight controls over the preparation of significant accounting estimates were not effective.

As a result of these material weaknesses, a material understatement of workers' compensation liability reserves was not identified and corrected in a timely manner. In addition to the workers' compensation liability adjustment, several other errors were identified that individually were not material but in the aggregate required adjustments to the Company's current and prior-period financial statements. The accounts affected included inventory reserves, vendor allowances, capitalized indirect costs, sales and use tax accruals, sales return reserves, software development costs, software asset impairments, foreign currency translation gains/losses, deferred income taxes and stock-based compensation. The Company also identified certain items incorrectly presented on a net basis in its consolidated statements of cash flows, including changes in merchandise inventories, repayments and borrowings on the Company's credit facility, and the non-cash portion of fixed assets purchases. The Company also identified errors in its segment information disclosure, as required information regarding assets, capital expenditures and depreciation for its reportable segments was incorrectly excluded. Further, the Company identified errors in the presentation of certain accrued expenses in its financial statement footnotes. These adjustments resulted in the restatement of interim and annual financial statements as described in Note 2 to the consolidated financial statements.

The Company's internal control over financial reporting as of December 29, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ GEOFFREY A. EISENBERG	/s/ THOMAS R. MORAN
Geoffrey A. Eisenberg **President and Chief Executive Officer** **(principal executive officer)**	**Thomas R. Moran** **Senior Vice President and Chief Financial Officer** **(principal financial officer)**
April 4, 2008	April 4, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
West Marine, Inc.
Watsonville, CA

We have audited West Marine, Inc. and subsidiaries' (the "Company's") internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control over financial reporting based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

The Company did not maintain sufficient accounting resources with adequate training in the application of GAAP commensurate with its financial reporting requirements and the complexity of its operations and transactions. Additionally, monitoring and oversight controls over the preparation of significant accounting estimates were not effective. This resulted in the restatement of interim and annual financial statements as described in Note 2 to the consolidated financial statements.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 29, 2007 of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company did not maintain effective internal control over financial reporting as of December 29, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 29, 2007, of the Company and our report dated April 4, 2008 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to a restatement, the adoption of Statement of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ DELOITTE & TOUCHE LLP
San Francisco, CA
April 4, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
West Marine, Inc.
Watsonville, CA

We have audited the accompanying consolidated balance sheets of West Marine, Inc. and subsidiaries (the "Company") as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2007 and December 30, 2006, and the results of its operations and cash flows for each of the three years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 10 and 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* on December 31, 2006, and Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* on January 1, 2006.

As discussed in Note 2, the accompanying 2006 and 2005 consolidated financial statements have been restated.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2008 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses.

/s/ DELOITTE & TOUCHE LLP
San Francisco, CA
April 4, 2008

WEST MARINE, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 29, 2007 AND DECEMBER 30, 2006
(in thousands, except share data)

	Year-End 2007	Restated 2006 (Note 2)
ASSETS		
Current assets:		
Cash	$ 6,126	$ 6,223
Trade receivables, net of allowances of $423 in 2007 and $481 in 2006	6,704	5,713
Merchandise inventories	248,307	253,063
Deferred income taxes	7,976	9,117
Other current assets	21,469	23,709
Total current assets	290,582	297,825
Property and equipment, net	67,521	70,593
Goodwill	—	56,905
Intangibles, net	192	230
Other assets	10,023	4,576
TOTAL ASSETS	$368,318	$430,129
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 35,122	$ 38,458
Accrued expenses, and other	47,738	45,693
Total current liabilities	82,860	84,151
Long-term debt	52,338	69,027
Deferred rent, and other	8,608	8,318
Total liabilities	143,806	161,496
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; 21,917,077 shares issued and 21,893,474 shares outstanding at December 29, 2007 and 21,572,521 shares issued and 21,553,365 shares outstanding at December 30, 2006	22	22
Treasury stock	(348)	(282)
Additional paid-in capital	170,988	164,632
Accumulated other comprehensive loss	(327)	(132)
Retained earnings	54,177	104,393
Total stockholders' equity	224,512	268,633
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$368,318	$430,129

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	2007	Restated 2006 (Note 2)	Restated 2005 (Note 2)
Net sales	$679,561	$716,644	$692,137
Cost of goods sold	484,676	509,432	491,004
Gross profit	194,885	207,212	201,133
Selling, general and administrative expense	188,529	197,100	201,799
Goodwill impairment (Note 3)	56,905	—	—
Store closures and other restructuring costs (Note 5)	558	14,468	—
Loss from operations	(51,107)	(4,356)	(666)
Interest expense	3,962	6,406	6,283
Charges for unamortized portion of loan costs and debt extinguishment costs	—	—	792
Loss before taxes	(55,069)	(10,762)	(7,741)
Benefit for income taxes	(5,093)	(3,138)	(4,719)
Net loss	$(49,976)	$ (7,624)	$ (3,022)
Net loss per common and common equivalent share:			
Basic	$ (2.30)	$ (0.36)	$ (0.14)
Diluted	$ (2.30)	$ (0.36)	$ (0.14)
Weighted average common and common equivalent shares outstanding:			
Basic	21,764	21,326	21,080
Diluted	21,764	21,326	21,080

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(in thousands, except share data)

	Common Shares Outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive (Loss)
Balance at January 1, 2005, as previously reported	20,894,240	$21		$155,400	$117,821	$ 305	$273,547	
Cumulative effect of restatement (see Note 2)					(2,782)	(371)	(3,153)	
Balance at January 1, 2005, as restated	20,894,240	21		155,400	115,039	(66)	270,394	
Net loss, as restated					(3,022)		(3,022)	$ (3,022)
Foreign currency translation adjustment, net of tax of $29, as restated						(49)	(49)	(49)
Common stock issued under equity compensation plan	204,950			2,499			2,499	
Tax benefit from equity issuance, as restated				1,030			1,030	
Sale of common stock pursuant to associates stock buying plan	105,343			1,330			1,330	
Balance at December 31, 2005, as restated	21,204,533	21		160,259	112,017	(115)	272,182	$ (3,071)
Net loss, as restated					(7,624)		(7,624)	$ (7,624)
Foreign currency translation adjustment, net of tax of $10, as restated						(17)	(17)	(17)
Common stock issued under equity compensation plan	269,050	1		2,842			2,843	
Tax benefit from equity issuance, including excess tax benefit of $357				342			342	
Treasury shares purchased	(19,156)		$(282)				(282)	
Sale of common stock pursuant to associates stock buying plan	98,938			1,189			1,189	
Balance at December 30, 2006, as restated	21,553,365	22	(282)	164,632	104,393	(132)	268,633	$ (7,641)
Net loss					(49,976)		(49,976)	$(49,976)
Foreign currency translation adjustment, net of tax of $115						(195)	(195)	(195)
Common stock issued under equity compensation plan	245,104			4,895			4,895	
Tax benefit from equity issuance, including excess tax benefit of $390				398			398	
Cumulative effect of change in accounting principle due to adoption of FIN 48 (see Note 10)					(240)		(240)	
Treasury shares purchased	(4,447)		(66)				(66)	
Sale of common stock pursuant to associates stock buying plan	99,452			1,063			1,063	
Balance at December 29, 2007	21,893,474	$22	$(348)	$170,988	$ 54,177	$(327)	$224,512	$(50,171)

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	2007	Restated 2006 (Note 2)	Restated 2005 (Note 2)
OPERATING ACTIVITIES:			
Net loss	$ (49,976)	$ (7,624)	$ (3,022)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	19,736	21,680	23,093
Impairment of long-lived assets	1,308	4,626	10,819
Impairment of goodwill	56,905	—	—
Share-based compensation	1,951	1,542	368
Tax benefit from equity issuance	398	342	1,030
Excess tax benefit from share-based compensation	(390)	(357)	—
Benefit from deferred income taxes	(4,576)	(3,967)	(5,087)
Provision for doubtful accounts	185	489	225
Lower of cost or market inventory adjustments	524	475	5,033
Loss on asset disposals	274	539	143
Charges for unamortized portion of loan costs	—	—	792
Changes in assets and liabilities:			
Trade receivables	(1,176)	(77)	(141)
Merchandise inventories	4,231	21,582	30,530
Prepaid expenses and other current assets	2,240	6,006	(968)
Other assets	(443)	43	82
Accounts payable	(3,589)	790	(27,536)
Accrued expenses	2,046	7,380	7,185
Deferred items and other non-current liabilities	243	110	1,532
Net cash provided by operating activities	29,891	53,579	44,078
INVESTING ACTIVITIES:			
Proceeds from sale of property and equipment	207	—	—
Purchases of property and equipment	(17,837)	(14,904)	(31,865)
Net cash used in investing activities	(17,630)	(14,904)	(31,865)
FINANCING ACTIVITIES:			
Borrowings on line of credit	95,687	86,017	453,087
Repayments on line of credit	(112,376)	(133,990)	(460,151)
Payment of loan costs	—	(102)	(1,011)
Proceeds from exercise of stock options	2,944	1,301	2,131
Proceeds from sale of common stock pursuant to Associates Stock Buying Plan	1,063	1,189	1,330
Excess tax benefit from share-based compensation	390	357	—
Treasury shares purchased	(66)	(282)	—
Net cash used in financing activities	(12,358)	(45,510)	(4,614)
NET INCREASE (DECREASE) IN CASH	(97)	(6,835)	7,599
CASH AT BEGINNING OF PERIOD	6,223	13,058	5,459
CASH AT END OF PERIOD	$ 6,126	$ 6,223	$ 13,058
Other cash flow information:			
Cash paid for interest	$ 4,997	$ 6,060	$ 6,391
Cash paid (received) for income taxes	1,497	(6,105)	6,283
Non-cash investing activities			
Property and equipment additions in accounts payable	360	108	180

See notes to consolidated financial statements.

WEST MARINE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS—West Marine, Inc. ("West Marine" or the "Company") is a specialty retailer of boating supplies. The Company has three reportable segments—Stores, Port Supply (wholesale) and Direct Sales (catalog and Internet)—which all sell aftermarket recreational boating supplies directly to customers. At December 29, 2007, West Marine offered its products through 372 stores in 38 states, Puerto Rico and Canada, through its catalog and on the Internet. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

PRINCIPLES OF CONSOLIDATION—The consolidated financial statements include the accounts of West Marine, Inc. and its subsidiaries, all of which are wholly-owned, directly or indirectly. Intercompany balances and transactions are eliminated in consolidation.

YEAR-END—The Company's fiscal year ends on the Saturday closest to December 31 based on a 52- or 53-week year. Fiscal years 2007, 2006 and 2005 ended on December 29, 2007, December 30, 2006 and December 31, 2005, respectively, and all were 52-week years.

ACCOUNTING ESTIMATES—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the following: useful lives and recoverability of fixed assets; inventory obsolescence and shrinkage reserves; capitalized indirect inventory costs; allowance for doubtful accounts receivable; calculation of accrued liabilities, including workers' compensation and other self-insured liabilities; sales returns reserves, unredeemed gift cards and loyalty program awards; vendor consideration earned; fair value of share-based compensation instruments, income tax valuation allowances and uncertain tax positions; goodwill impairment; legal liabilities; and asset retirement obligations. Actual results could differ from those estimates.

INVENTORIES—Merchandise inventories are carried at the lower of cost or market on a first-in, first-out basis. Capitalized indirect costs include freight charges for transporting merchandise to warehouses or store selling locations and operating costs incurred for merchandising, replenishment and distribution activities. Indirect costs included in inventory value at the end of 2007 and 2006 were $23.3 million and $24.9 million, respectively. Indirect costs included in inventory value are recognized as an increase in cost of goods sold as the related products are sold.

Inventories are written down to market value when cost exceeds market value, based on historical experience and current information. Reserves for estimated inventory shrinkage, based on historical shrinkage rates determined by the Company's physical merchandise inventory counts and cycle counts, were $3.3 million and $3.4 million at the end of fiscal years 2007 and 2006, respectively. Reserves for estimated inventory market value below cost, based upon current levels of aged and discontinued product and historical analysis of inventory sold below cost, was $5.5 million and $6.5 million at the end of 2007 and 2006, respectively.

DEFERRED CATALOG AND ADVERTISING COSTS—The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from two months to 10 months. There was $0.1 million in deferred catalog costs at fiscal year-end 2007 and none at fiscal year-end 2006 or 2005. Advertising costs, which are included in selling, general and administrative expenses are expensed as incurred and were $14.1 million, $19.6 million and $20.4 million in 2007, 2006 and 2005, respectively.

PROPERTY AND EQUIPMENT—Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the various assets, as follows:

	Estimated Useful Lives
Furniture and equipment	3–7 years
Computer software and hardware	3–5 years
Buildings	25 years

Leasehold improvements are amortized over the lesser of the expected lease term or the estimated useful life of the improvement which is usually about 10 years.

CAPITALIZED INTEREST—The Company capitalizes interest on major capital projects. During 2007, 2006 and 2005, the Company capitalized approximately $0.3 million, $0.4 million and $0.6 million, respectively.

CAPITALIZED SOFTWARE COSTS—Capitalized computer software, included in property and equipment, reflects costs related to internally-developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a period ranging from three to five years. Internally developed software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." During the fourth quarter of 2005, we recorded an $8.8 million impairment charge related to abandoned software development projects.

GOODWILL AND OTHER INTANGIBLE ASSETS—In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company completes an impairment test annually or more frequently if evidence of possible impairment arises. The Company re-tested goodwill for possible impairment as of December 29, 2007 due to fourth quarter changes in cash flow expectations, market value of guideline companies, and other factors. As a result, the Company concluded that its goodwill was impaired, which resulted in a non-cash impairment charge of $56.9 million recorded in the fourth quarter of fiscal 2007. For more information, see Note 3.

Amortization expense for other intangible assets was less than $0.1 million in each of the years 2007 and 2006, and $2.3 million in 2005, which included $2.0 million for discontinuing our use of an acquired tradename. Amortization expense in each of the next five years is not deemed significant.

ASSET RETIREMENT OBLIGATIONS—In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," the Company estimates the fair value of obligations to clean-up and restore leased properties under agreements with landlords and records the amount as a liability when incurred. Liabilities for asset retirement obligations were $0.4 million at year-end 2007 and 2006.

IMPAIRMENT OF LONG-LIVED ASSETS—In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets, including intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded. Included in selling, general and administrative expense for 2005 are impairment charges of

$8.8 million for abandoned software development projects and $2.0 million for abandoning the use of an acquired tradename. Included in store closures and other restructuring costs for 2006 is a $4.6 million impairment charge for store assets whose carrying value was greater than their expected undiscounted future cash flows; offset by a $1.1 million deferred rent adjustment, for a net impairment charge of $3.5 million. A $1.3 million charge for impairment of store and computer software assets is included in selling, general and administrative expense for 2007.

FACILITY CLOSING COSTS—In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," in the period during which a store, warehouse or other facility is closed, the Company records as an obligation the present value of estimated costs that will not be recovered. These costs include employment termination benefits, lease contract termination costs and the book value of abandoned property. For more information, see Note 5.

SELF-INSURANCE OR HIGH DEDUCTIBLE LOSSES—The Company uses a combination of insurance and self-insurance for a number of risk management activities including workers' compensation, general liability and employee-related health care benefits, a portion of which is paid by its employees. Liabilities associated with these risks are estimated based primarily on amounts determined by actuarial analysis, and accrued in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Any actuarial projection of losses concerning our liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

DEFERRED RENT—Certain of the Company's operating leases contain periods of free or reduced rent or contain predetermined fixed increases in the minimum rent amount during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the expected life of the lease, generally about ten years, including periods of free rent, and records the difference between the amount charged to rent expense and the rent paid as deferred rent. Tenant improvement allowances received from landlords generally are treated as deferred adjustments which reduce rent expense over the expected life of the lease.

INCOME TAXES—Income taxes are accounted for using the asset and liability method under the provisions of SFAS No. 109 "Accounting for Income Taxes." Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is recorded to reduce deferred tax assets to the amount estimated as more likely than not to be realized. The Company accounts for uncertainties in income taxes recognized in its financial statements in accordance with FIN 48, an interpretation of FASB Statement No. 109. For more information, see Note 10.

FAIR VALUE OF FINANCIAL INSTRUMENTS—The carrying values of cash, accounts receivable, accounts payable and long-term debt approximate their estimated fair values.

REVENUE RECOGNITION—Sales, net of estimated returns, are recorded when merchandise is purchased by customers at retail locations. Revenue is recognized when merchandise shipped from a warehouse is received by the customer. Reserves for sales returns were $0.5 million at the end of 2007 and 2006.

	2007	2006
	(in thousands)	
Reserve for product sales returns—beginning of year	$(485)	$(496)
Reserve additions	(606)	(293)
Product Returns	641	304
Reserve for product sales returns—end of year	$(450)	$(485)

UNREDEEMED GIFT CARDS—Aggregate sales of gift cards were $15.5 million in fiscal year 2007 and $16.0 million in fiscal year 2006. Sales of gift cards are deferred and treated as a liability on our balance sheet either until redeemed by customers in exchange for products or until we determine that future redemption of the card by the customer is remote, also called "breakage". Breakage for unused gift cards is recognized using the "redemption recognition method." Under this method, we estimate breakage based on company specific data by analyzing historical experience and deriving a rate that represents the amount of gift cards that are expected to be unused and not subject to escheatment. This rate is then applied, and breakage is recognized in income, over the period of redemption. Gift card breakage income was $0.1 million in 2007 and $1.0 million in 2006 and is included in net sales in our operating results.

COST OF GOODS SOLD—Cost of goods sold includes costs related to the purchase, transportation and storage of merchandise, shipping expense and store occupancy costs. Consideration in the form of cash or credits received from vendors is recorded as a reduction to cost of goods sold as the related products are sold.

COMPREHENSIVE INCOME (LOSS)—Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes income, expenses, gains and losses that bypass the income statement and are reported directly as a separate component of equity. The Company's comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity consists of net loss and foreign currency translation adjustments for all periods presented.

FOREIGN CURRENCY—Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of Other Comprehensive Income in the Consolidated Statements of Stockholders' Equity. Gains (losses) from foreign currency transactions included in selling, general and administrative expense for 2007, 2006 and 2005 were $0.5 million, $1.2 million and $0.5 million, respectively.

ACCRUED EXPENSES—Accrued expenses consist of the following (in thousands):

	2007	2006
Accrued compensation and benefits	$16,518	$17,637
Unredeemed gift cards	6,915	5,782
Other accrued expense	24,305	22,274
Accrued expenses	$47,738	$45,693

NET LOSS PER SHARE—Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share reflects the potential dilution that could occur if unvested restricted shares and outstanding options to purchase common stock were exercised. The following is a reconciliation of the Company's basic and diluted net loss per share computations (shares in thousands):

	2007		2006		2005	
	Shares	Net Loss Per Share	Shares	Net Loss Per Share	Shares	Net Loss Per Share
Basic and diluted	21,764	$(2.30)	21,326	$(0.36)	21,080	$(0.14)

Excluded from the above computations of diluted per share amounts are options to purchase 2,556,621 shares, 2,706,671 shares and 1,250,000 shares of common stock in 2007, 2006 and 2005, respectively, as these shares were anti-dilutive due to a net loss for all periods.

DERIVATIVE INSTRUMENTS—West Marine did not purchase or hold any derivative financial instruments during the three years ended December 29, 2007.

NEW ACCOUNTING PRONOUNCEMENTS—In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly does not require any new fair value measurements. SFAS 157 will be effective for West Marine beginning in fiscal year 2008. We do not expect the adoption of SFAS 157 to have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS 159 will permit entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 will be effective for West Marine beginning in fiscal year 2008. We do not expect the adoption of SFAS 159 to have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141(R) will be effective for West Marine beginning in fiscal 2009. We do not expect the adoption of SFAS 141(R) to have a material impact on our financial position, results of operation or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 will be effective for West Marine beginning in fiscal 2009. We do not expect the adoption of SFAS 160 to have a material impact on our financial position, results of operations or cash flows.

On December 21, 2007, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 ("SAB 110"), "Certain Assumptions Used in Valuation Methods—Expected Term", which amends SAB 107 to allow for the continued use of the simplified method to estimate the expected term in valuing stock options beyond December 31, 2007. The simplified method can only be applied to certain types of stock options for which sufficient exercise history is not available. The Company plans to adopt SAB 110 on January 1, 2008, and will continue to use the simplified method until sufficient exercise history is available.

NOTE 2: RESTATEMENT OF PRIOR PERIODS

Subsequent to the issuance of the Company's 2006 consolidated financial statements, management determined that reserves for estimated workers' compensation claims were understated due to an error. This prompted the Company to review other reserves and accounts involving management estimates. As a result of this review, in addition to the workers' compensation liability adjustment, the Company identified several other adjustments that individually were not material but, in the aggregate, required correction in the Company's previously issued 2007 quarterly and prior-period annual and quarterly financial statements relating to, among other things, inventory reserves, vendor allowances, capitalized indirect costs, sales and use tax accruals, sales return reserves, software development costs, software asset impairments, foreign currency translation gains/losses, deferred income taxes and share-based compensation. The Company also identified certain items incorrectly presented on a net basis in its consolidated statements of cash flows, including changes in merchandise inventories, repayments and borrowings under the Company's credit facility, and the non-cash portion of fixed assets purchases. The Company also identified errors in its segment disclosure in that information regarding assets, capital expenditures and depreciation for its reportable segments was incorrectly excluded. Further, the Company identified errors in the presentation of certain accrued expenses in its financial statement footnotes. As a result, the Company's 2006 and 2005 consolidated financial statements have been restated.

The effect of the restatement on the consolidated balance sheet as of December 30, 2006 and the consolidated statements of operations and consolidated statements of cash flows for the years ended December 30, 2006 and December 31, 2005 is presented in the following tables. The cumulative after-tax effect of the restatement adjustments for all prior years reduced 2005 beginning retained earnings by $2.8 million and total stockholders' equity by $3.2 million.

Consolidated Balance Sheet
(in thousands)

	2006		
	As Previously Reported	Restatement Adjustments	As Restated
Assets			
Merchandise inventories	$254,017	$ (954)	$253,063
Deferred income taxes	7,372	1,745	9,117
Other current items	22,794	915	23,709
Total current assets	296,119	1,706	297,825
Property and equipment, net	70,781	(188)	70,593
Other non-current assets	4,053	523	4,576
Total assets	428,088	2,041	430,129
Liabilities			
Accounts payable	37,945	513	38,458
Accrued expenses	41,824	3,869	45,693
Total current liabilities	79,769	4,382	84,151
Deferred items	6,939	1,379	8,318
Total liabilities	155,735	5,761	161,496
Stockholders' Equity			
Accumulated other comprehensive loss	(427)	295	(132)
Retained earnings	108,408	(4,015)	104,393
Total stockholders' equity	272,353	(3,720)	268,633
Total liabilities and stockholders' equity	428,088	2,041	430,129

Consolidated Statements of Operations
(in thousands, except per share data)

	2006			2005		
	As Previously Reported	Restatement Adjustments	As Restated	As Previously Reported	Restatement Adjustments	As Restated
Net Sales	$716,604	$ 40	$716,644	$692,264	$ (127)	$692,137
Cost of goods sold	510,309	(877)	509,432	489,851	1,153	491,004
Gross profit	206,295	917	207,212	202,413	(1,280)	201,133
Selling, general & administrative expense	195,718	1,382	197,100	200,134	1,665	201,799
Income (loss) from operations	(3,891)	(465)	(4,356)	2,279	(2,945)	(666)
Loss before income taxes	(10,297)	(465)	(10,762)	(4,796)	(2,945)	(7,741)
Benefit from income taxes	(3,198)	60	(3,138)	(2,482)	(2,237)	(4,719)
Net loss	(7,099)	(525)	(7,624)	(2,314)	(708)	(3,022)
Net loss per common share—basic and diluted	$ (0.33)	$ (0.03)	$ (0.36)	$ (0.11)	$ (0.03)	$ (0.14)

Consolidated Statements of Cash Flows
(in thousands)

	2006			2005		
	As Previously Reported	Restatement Adjustments	As Restated	As Previously Reported	Restatement Adjustments	As Restated
Operating Activities						
Net loss	$ (7,099)	$ (525)	$ (7,624)	$ (2,314)	$ (708)	$ (3,022)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Depreciation and amortization	21,738	(58)	21,680	23,093	—	23,093
Asset impairment charge	4,587	39	4,626	10,612	207	10,819
Share-based compensation	1,910	(368)	1,542	—	368	368
Lower of cost or market inventory adjustments	—	475	475	—	5,033	5,033
Benefit for deferred income taxes	(3,785)	(182)	(3,967)	(2,850)	(2,237)	(5,087)
Changes in assets and liabilities:						
Merchandise inventories	22,837	(1,255)	21,582	34,289	(3,759)	30,530
Prepaid expenses and other current assets	6,582	(576)	6,006	(220)	(748)	(968)
Other assets	(848)	891	43	(543)	625	82
Accounts payable	429	361	790	(27,688)	152	(27,536)
Accrued expenses	6,275	1,105	7,380	7,404	(219)	7,185
Deferred items	(137)	247	110	400	1,132	1,532
Net cash provided by operating activities	53,425	154	53,579	44,232	(154)	44,078
Investing Activities						
Purchases of property and equipment	(14,750)	(154)	(14,904)	(32,019)	154	(31,865)
Financing Activities						
Borrowings on line of credit	—	86,017	86,017	—	453,087	453,087
Repayment on line of credit	(47,973)	(86,017)	(133,990)	(7,064)	(453,087)	(460,151)

NOTE 3: GOODWILL IMPAIRMENT LOSS

Under the provisions of SFAS No. 142, "Goodwill and Intangible Assets," goodwill is tested at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. West Marine has determined that its reporting units are its Stores, Direct Sales and Port Supply operating segments. All goodwill was assigned to the Stores reporting unit.

West Marine performed its annual SFAS 142 test as of July 31, 2007 and determined that no impairment existed. The primary factors West Marine uses in determining the fair value of its reporting units are expected future cash flows of the reporting unit and market values of guideline companies. The resulting fair values of the individual reporting units are then combined and reconciled to enterprise fair value, as indicated by West Marine's then current stock price.

In October 2007, in view of lower-than-expected sales, West Marine issued revised earnings guidance, implying a decrease in expected cash flows had occurred since the annual goodwill impairment test was performed. The market price of West Marine common stock had declined concurrently and continued to decline following the issuance of revised guidance. Combined, these two circumstances indicated that the fair value of the Stores reporting unit might be lower than its carrying value. Consequently, goodwill was re-tested for impairment on November 24, 2007, the end of the fiscal month.

In the first step of impairment testing, the fair value of the reporting unit is compared to its carrying value including goodwill. Because the first step of the test performed in November 2007 concluded that the fair value of the Stores reporting unit was less than its carrying value, the second step was performed. In the second step, the assets of the reporting unit, including unrecorded intangible assets and excluding goodwill, are stated at their fair values. Goodwill is impaired to the extent the combined fair value of the assets excluding goodwill exceeds the carrying value of the reporting unit. This second step analysis indicated that goodwill was entirely impaired requiring a $56.9 million charge in the fourth quarter of 2007.

NOTE 4: SHARE-BASED COMPENSATION

West Marine established the Omnibus Equity Incentive Plan (the "Plan") on May 4, 2006, replacing all previous stock option plans. The Plan is intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of associates, non-employee directors and consultants upon whose judgment, interest and special effort the successful conduct of its operation is largely dependent. The Plan permits a variety of compensation methods, including non-qualified stock options, incentive stock options, restricted stock and other share-based awards. All associates, non-employee directors and consultants are eligible to participate under the Plan, with the exception of Randolph K. Repass, Chairman of the Company's Board of Directors and a significant stockholder. At year-end 2007, 7,300,000 common shares were reserved under the Plan and 478,395 shares were available for future issuance.

Prior to January 1, 2006, the Company accounted for share-based payments using the intrinsic-value recognition method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and SFAS 123, "Accounting for Stock-Based Compensation." As awards were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, no related compensation expense was recognized prior to January 1, 2006.

Effective January 1, 2006, the Company adopted SFAS 123(R), "Share-Based Payment," and began recognizing compensation expense for share-based payments based on the fair value of the awards under the modified prospective application method. Share-based payments consist of stock option grants, restricted share awards and stock buying plan issuances, each as described further below. SFAS 123(R) requires that compensation expense be calculated and recognized as follows: (a) grant date fair value calculated in accordance with the provisions of SFAS 123(R) for awards granted subsequent to January 1, 2006; and (b) fair value of the shares purchased by employees from the Company's stock buying plan subsequent to January 1, 2006. The effect of the adoption of SFAS 123(R) on future operating results will depend, among other things, on levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

On December 22, 2005, the Board of Directors of the Company, upon the recommendation of the Board's Governance and Compensation Committee, approved the acceleration of vesting of all stock options then held by current employees, making all of the outstanding stock options at December 31, 2005 vested and exercisable, primarily to avoid recognition of compensation expense in future periods. The additional pre-tax expense that, absent the accelerated vesting, would have been reflected in the Company's consolidated statements of income for 2007 and 2006 was approximately $4.9 million and $6.4 million, respectively.

Share-based compensation expense for 2007, 2006 and 2005 was approximately $2.0 million, $1.5 million and $0.4 million, respectively, of which expense for stock options was $1.3 million, $0.4 million in 2007 and 2006, and nil in 2005. In 2007, 2006 and 2005 respectively, the Company recognized $0.5 million, $0.7 million and $1.0 million in tax benefit for options exercised, restricted stock vested and disqualifying stock buying plan transactions. Of these amounts, $0.4 million, $0.3 million and $1.0 million was recognized as excess tax benefits in additional paid-in capital in 2007, 2006 and 2005, and $0.4 million was recognized as cash flow from financing activities in both 2007 and 2006 and nil in 2005. The tax benefit is included in the Company's consolidated statement of operations for the same period. Share-based compensation of $0.4 million in 2007 was included in capitalizable indirect inventory costs, compared to $0.1 million in 2006.

Under the modified prospective application method adopted by the Company, results for prior periods have not been restated to reflect the effects of adopting SFAS 123(R). The following information is presented for comparative purposes and illustrates the pro forma effect on net income and earnings per share had the Company applied the fair-value recognition provisions of SFAS 123(R) to the share-based payments in those periods (dollars in thousands, except per share amounts):

	2005
Net loss	$ (3,022)
Add: share-based compensation expense included in net income (loss), net of related tax effects	224
Deduct: share-based compensation as determined under fair-value method for all awards, net of related tax effects	(14,634)
Pro forma net loss	$(17,432)
Earnings (loss) per share—basic and diluted:	
As stated	$ (0.14)
Pro forma	(0.83)

Stock Options

West Marine awards options to purchase shares of common stock to certain eligible associates employed at the time of the grant. Options granted under the Plan during 2007 vest over three years and expire five years following the grant date. Grants in 2006 vest over four years and generally expire five years from the grant date. The Company has determined the fair value of options awarded by applying the Black-Scholes Merton option pricing valuation model and using following assumptions:

	2007	2006	2005
Expected price volatility	38%	43%	60%
Risk-free interest rate	4.5%-4.9%	4.2%-5.0%	2.6-4.3%
Weighted-average expected term (years)	3.5	3.8	6.2
Dividend yield	—	—	—

Expected price volatility: This is the percentage amount by which the price of West Marine common stock is expected to fluctuate annually during the estimated expected life for stock options. Expected price volatility is calculated using historical daily closing prices over a period matching the weighted-average expected term, as management believes such changes are the best indicator of future volatility. An increase in expected price volatility would increase compensation expense.

Share issuance: The Company's policy is to issue new shares of common stock for purchase under the Plan. Common shares are authorized by the Company's Board of Directors, subject to stockholder approval, for issuance under the Plan and are managed by the plan administrators. Subject to adjustment, the maximum number of shares currently available for grant under the Plan may not exceed 7,300,000 shares.

Risk-free interest rate: This is the U.S. Treasury zero-coupon rate, as of the grant date, for issues having a term equal to the expected life of the stock option. An increase in the risk-free interest rate would increase compensation expense.

Expected term: This is the period of time over which stock options are expected to remain outstanding. The Company calculates expected term based on the average of the vesting period and the full contractual term, in accordance with the provision of SAB 107, which allows the use of the simplified method to estimate the expected term in valuing stock options. The expected term decreased in 2007 in comparison due to a reduction of the vesting period from four years to three years. The expected term decreased in 2006 in comparison to 2005 as a result of shortening the contractual term from 10 years to five years. An increase in the expected term would increase compensation expense.

Dividend yield: The Company historically has not made any dividend payments nor does it expect to pay dividends in the foreseeable future. An increase in the dividend yield would decrease compensation expense.

A summary of the Company's stock option activity in 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Option Grant Date Fair Value
Outstanding at year-end 2006 (2,729,858 shares exercisable at a weighted average price of $19.25)	3,138,203	18.62	12.26
Granted	591,639	15.02	5.13
Exercised	(236,635)	12.38	8.53
Forfeited	(139,952)	14.28	4.72
Expired	(438,381)	22.63	14.56
Outstanding at year-end 2007 (2,176,825 shares exercisable at a weighted average price of $19.10)	2,914,874	$17.96	$10.24

The weighted-average grant date fair value of options granted in 2007, 2006 and 2005 was $5.13, $5.64 and $10.47 per share, respectively. The aggregate fair value of options vested during 2007, 2006 and 2005 was $0.8 million, insignificant and $21.4 million, respectively.

At December 29, 2007, aggregate intrinsic value for options outstanding in the aggregate and for options outstanding and exercisable was $0.6 million, based on the closing stock price that day. The total intrinsic value of options exercised in 2007, 2006 and 2005 was $1.1 million, $1.0 million and $0.8 million, respectively. In 2007, the weighted-average fair value of options on the dates granted was $5.13 per share and 160,196 options were vested with an aggregate grant date fair value of $0.8 million. At December 29, 2007, unrecognized compensation expense for stock options, net of expected forfeitures, was $3.3 million, with a weighted-average expense recognition period of 2.5 years.

The Company recorded $1.3 million and $0.4 million of compensation expense relating to outstanding stock options as of year end 2007 and 2006, respectively. The Company was not required to record compensation expense relating to outstanding options prior to the adoption date of SFAS No. 123(R) on January 1, 2006. Cash received from the exercise of stock options for the years ended 2007, 2006 and 2005 was $2.9 million, $1.2 million and $2.1 million, respectively.

Additional information for options outstanding at year-end 2007 is as follows:

	Outstanding Options			Exercisable Options		
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price
$ 4.375 – $ 6.5625	109,680	3.1	$ 4.50	109,680	3.1	$ 4.50
7.000 – 10.500	177,278	1.9	8.23	177,278	1.9	8.23
10.750 – 16.125	1,194,089	4.4	14.99	506,040	4.7	15.35
16.580 – 24.870	1,053,502	3.7	20.16	1,003,502	3.7	20.33
26.280 – 39.420	380,325	6.2	29.60	380,325	6.2	29.60
$ 4.375 – 39.420	2,914,874	4.2	$17.96	2,176,825	4.2	$19.10

There were 780,955 stock option shares expected to vest in the future at December 29, 2007 with no intrinsic value due to a weighted average exercise price of $14.84 per share and a weighted average remaining contractual term of 2.2 years.

Restricted Share Awards

The Plan also provides for awards of shares to eligible associates and directors that are subject to restrictions on transfer for a period of time (commonly referred to as "restricted shares"). Compensation expense for restricted share awards in 2007, 2006 and 2005 was $0.3 million, $0.9 million and $0.3 million, respectively. As of December 29, 2007, unrecognized compensation expense for unvested restricted share awards, net of expected forfeitures, was $0.3 million. A summary of unvested restricted share activity in 2007 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at year-end 2006 (Weighted average remaining vesting period of 2.2 years)	48,301	$16.33
Granted	6,646	$13.59
Vested	(17,349)	$15.96
Forfeited	(9,158)	$16.58
Unvested at year-end 2007 (Weighted average remaining vesting period of 1.2 years)	28,440	$15.88

The weighted-average grant date fair value of restricted shares granted in 2007, 2006 and 2005 was $13.59, $14.61 and $16.63 per share, respectively. The total fair value of restricted shares vested in 2007, 2006 and 2005 was $0.3 million, $1.0 million and $0.1 million, respectively.

Associate Stock Buying Plan

The Company has an Associate Stock Buying Plan (the "Buying Plan") under which all eligible associates may elect to participate on the grant dates twice each year. Purchase periods run for approximately six months from grant date to purchase date. Participating associates purchase West Marine shares at 85% of the lower of the closing price on (a) the grant date, or (b) the purchase date, although associates cannot purchase more than $25,000 of stock (measured as the fair market value of the shares on the grant date) under the Buying Plan in any given calendar year. Associates who own 5% or more of West Marine stock are prohibited from participating in the Buying Plan; however, all other associates may participate. The Buying Plan is qualified under IRC Section 423; accordingly, tax benefits are received by West Marine only in the event that associates do not satisfy the holding requirements as described in Section 423. In 2007, West Marine recognized total tax benefits for ESPP disqualifying dispositions of less than $50,000, which had an even smaller impact on cash flow. For the 52 weeks ended December 29, 2007, 99,452 shares were purchased and $0.4 million of expense was recognized. At December 29, 2007, 352,138 shares were available for future issuance under the Buying Plan. Assumptions used in determining the fair value of grants under the Buying Plan during 2007 were as follows:

Expected price volatility	31% - 47%
Risk-free interest rate	3.8% - 5.0%
Weighted-average expected term (years)	0.5
Dividend yield	—

NOTE 5: STORE CLOSURES AND OTHER RESTRUCTURING COSTS

In 2006, West Marine closed 35 stores, including 33 lower-performing stores that management had identified as having no reasonable expectation of significant positive cash flow over the near term. Additionally, the Company consolidated most call center operations in its Largo, Florida facility. In conjunction with these actions, the Company recognized charges of $14.5 million in 2006, comprised of $6.3 million for estimated lease contract termination obligations, a $3.5 million impairment charge to reduce the carrying value of long-lived assets (primarily leasehold improvements), fixtures and equipment at lower-performing stores slated for closure, $1.7 million for severance benefits, $1.1 million for disposal of unsaleable merchandise, $1.5 million for other store closure costs, such as site cleanup and repairs and related transportation costs, and $0.4 million for relocating call center operations. Accrued liabilities related to store closure costs outstanding at year-end 2006 were $3.0 million. In 2007, West Marine increased the reserve for these stores by $0.6 million.

In 2005, West Marine closed 11 stores, generally as the underlying lease contracts expired. Store closure costs in 2005 were not significant and no related liabilities were outstanding at year-end 2005. In 2007, West Marine closed 14 stores, generally as the underlying lease contracts expired. Store closure costs in 2007 were not significant.

Costs and obligations recorded by the Company in 2006 and 2007 in conjunction with the store closures and call center relocation, excluding a $3.5 million impairment charge in 2006 for store long-lived assets, are as follows (in millions):

	Termination Benefits and Other Costs	Store Lease Termination Costs	Total
Beginning balance, January 1, 2006	$—	$—	$ —
Charges (1)	4.7	6.3	11.0
Payments and settlements	(4.2)	(3.8)	(8.0)
Ending balance, December 30, 2006 (2)	$ 0.5	$ 2.5	$ 3.0
Charges		0.6	0.6
Payments and settlements	(0.5)	(1.1)	(1.6)
Ending balance, December 29, 2007 (2)	$—	$ 2.0	$ 2.0

(1) Included in "Store closure and other restructuring costs" in the Company's 2006 Consolidated Statements of Operations.

(2) Estimated future cash outlays are included in "Accrued liabilities" in the Company's Consolidated Balance Sheets.

NOTE 6: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at fiscal year-end 2007 and 2006 (in thousands):

	At Year-End	
	2007	2006
Furniture and equipment	$ 68,646	$ 66,863
Computer software and hardware	103,828	97,910
Leasehold improvements	62,261	59,539
Land and building	7,396	7,384
Property and equipment, at cost	242,131	231,696
Accumulated depreciation and amortization	(174,610)	(161,103)
Property and equipment, net	$ 67,521	$ 70,593

Depreciation and amortization expense for property and equipment was $19.5 million, $21.5 million and $22.6 million in 2007, 2006 and 2005, respectively.

NOTE 7: LINES OF CREDIT AND LONG-TERM DEBT

On December 29, 2005, the Company entered into a five-year, $225.0 million loan agreement with a group of lenders that replaced a prior five-year, $190.0 million loan agreement. In connection with this transaction, the Company recorded a $0.8 million charge in the fourth quarter of 2005, representing the unamortized portion of loan costs associated with the Company's prior bank credit facility.

The amount available to be borrowed is based on a percentage of West Marine's inventory (but does not include capitalized indirect costs) and accounts receivable. The loan agreement contains certain covenants, including but not limited to, restrictions on the ability of West Marine and its subsidiaries to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets. Additionally, a minimum revolving credit availability equal to the lesser of $15.0 million or 7.5% of the borrowing base must be maintained. At the Company's option, subject to certain conditions and restrictions, the loan agreement provides up to $25.0 million in additional financing during the term. The credit facility is guaranteed by West Marine and its subsidiaries and is secured by a security interest in all of the accounts receivable and inventory of West Marine and its subsidiaries, certain other assets related thereto and all proceeds thereof. The credit facility includes a $50.0 million sub-facility available for the issuance of commercial and standby letters of credit. The credit facility also includes a sub-limit of up to $20.0 million for same day advances.

At West Marine's election, borrowings under the credit facility will bear interest at one of the following rates: (1) the prime rate announced by Wells Fargo Bank, National Association at its principal office in San Francisco, California or (2) the interest rate per annum at which deposits in U.S. dollars are offered by reference lenders to prime banks in designated markets located outside the United States. In each case, the applicable interest rate is increased by a margin imposed by the loan agreement. The applicable margin for any date will depend upon the amount of available credit under the revolving credit facility. The loan agreement also imposes a commitment fee on the unused portion of the revolving credit facility. For 2007 and 2006, the weighted average interest rate on all of the Company's outstanding borrowings was 6.6% and 6.7%, respectively. As of December 29, 2007, we were in compliance with our bank covenants.

At the end of fiscal year 2007, borrowings under this credit facility were $52.3 million, bearing interest at rates ranging from 5.7% to 8.3%, and $91.8 million was available for future borrowings. At the end of fiscal year 2006, borrowings under this credit facility were $69.0 million, bearing interest at rates ranging from 5.7% to 8.3%, and $81.5 million was available to be borrowed. At the end of fiscal year 2007 and 2006, the Company had $6.6 million and $5.7 million, respectively, of outstanding commercial and stand-by letters of credit. The credit facility does not require a daily sweep lockbox arrangement except in specific circumstances, such as the occurrence of an event of default.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company purchased merchandise from a supplier in which the Chairman of the Company's Board of Directors, Randolph K. Repass, was an investor and a member of the board of directors. Additionally, Mr. Repass' brother was the president and his father was a member of the board of directors and a major stockholder of the related supplier. The supplier was acquired on July 1, 2007 by an unrelated party and is no longer a related party from that date forward. The Company's cost of sales during 2007, 2006 and 2005 included $6.8 million, $9.4 million and $9.7 million, respectively, for goods purchased from the related supplier. Accounts payable to the related supplier at year-end 2006 was $0.4 million and purchases from the related supplier included in merchandise inventories at year-end 2006 was $6.5 million.

Since February 2002, West Marine has leased its store in Palo Alto, California from the FBO Trust, for which Randolph K. Repass is the trustee. Prior to that, West Marine leased its Palo Alto store directly from Randolph K. Repass. West Marine also leases its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. In addition, West Marine leases its Watsonville Support Center and its stores in Santa Cruz, California and Braintree, Massachusetts from three partnerships. Mr. Repass is a general partner of each partnership and, together with certain members of his family, he owns substantially all of the partnership interests in such partnerships. Geoffrey A. Eisenberg, our Chief Executive Officer, is a 7.5% limited partner in the two partnerships from which West Marine leases its Watsonville Support Center and its store in Santa Cruz, California. Pursuant to these leases, West Marine paid rent to the above-related parties during fiscal years 2007, 2006 and 2005 in the aggregate amount of approximately $1.9 million, $1.7 million and $1.6 million, respectively.

FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," as amended by FIN 46(R), requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity, or through an implicit guarantee. West Marine has determined that none of the three partnerships is a variable interest entity requiring consolidation.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment, retail stores, its distribution centers and its support center. The Company also sublets space at various locations with both month-to-month and non-cancelable sublease agreements. The operating leases of certain stores provide for periodic rent adjustments based on store revenues, the consumer price index and contractual rent increases.

The aggregate minimum annual contractual payments under non-cancelable leases, reduced for sublease income, in effect at fiscal year-end 2007 were as follows (in thousands):

2008	$ 43,152
2009	37,986
2010	30,362
2011	22,798
2012	14,796
Thereafter	39,620
Minimum non-cancelable lease payments, net	$188,714

No assets of the Company were subject to capital leases at fiscal year-end 2007, 2006 or 2005. All but a limited number of the Company's purchase commitments, which are not material, are cancelable without payment, and therefore, have been excluded from the table.

Following is a summary of rent expense by component (in thousands):

	2007	2006	2005
Minimum rent	$43,769	$52,211	$42,843
Percent rent	142	183	192
Sublease income	(128)	(99)	(210)
Rent paid to related parties	1,862	1,692	1,630
Total rent expense	$45,645	$53,987	$44,455

On March 21, 2008, a former hourly associate filed a lawsuit in the California Superior Court, County of Orange. The suit alleges, among other things, that the Company failed to provide meal and rest periods, correct itemized statements, pay to discharged employee, and engaged in unfair business practices in violation of certain applicable sections of the California Labor Code and the California Business and Professions Code. The plaintiff seeks to represent himself and all similarly situated current and former hourly-paid associates employed by the Company in the State of California. The plaintiff seeks reimbursement of wages, penalties and interest allegedly owed under the relevant California code sections, as well as an unspecified amount of damages and reasonable attorneys' fees and costs recoverable by law. The Company intends to vigorously defend this lawsuit. The Company cannot estimate its possible loss, if any, or a reasonable range at this time and based on the facts currently available, the Company does not believe that the ultimate resolution of this litigation will have a material adverse effect on its future financial results. The Company also is party to various legal proceedings arising from normal business activities that, individually and in the aggregate, are not expected to have a material adverse effect on future financial results.

In addition, the Company's sales and use tax filings are subject to audit by authorities in the jurisdictions where it conducts business, which may result in assessments of additional taxes. As required by SFAS No. 5, "Accounting for Contingencies", the Company accrues a liability for this type of contingency when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company believes it has adequately provided for obligations that would result from these legal and sales and use tax proceedings where it is probable it will pay some amounts and the amounts can be estimated; in some cases, however, it is too early to predict a final outcome. The Company is currently under audit for sales taxes in several jurisdictions. The tax periods open to examination by the major taxing jurisdictions for sales and use taxes are fiscal 2004 through fiscal 2007. Management believes that the ultimate resolution of these matters will not have a material effect on the Company's future financial condition or results of operations.

NOTE 10: INCOME TAXES

Following is a summary of the provision (benefit) for income taxes (in thousands):

	2007	2006	2005
Currently payable:			
Federal	$ (280)	$ 430	$ 1,054
State	(237)	437	(688)
Foreign	—	(38)	2
	(517)	829	368
Deferred:			
Federal	(7,435)	(4,083)	(2,773)
State	2,859	(92)	(2,194)
Foreign	—	208	(120)
	(4,576)	(3,967)	(5,087)
Benefit for income taxes	$(5,093)	$(3,138)	$(4,719)

Following is a summary of the difference between the effective income tax rate and the statutory federal income tax rate:

	2007	2006	2005
Statutory federal tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal tax benefit	3.1	2.1	(24.2)
Non-deductible permanent items	0.3	2.0	2.6
Non-deductible goodwill (1)	22.5	—	—
Reversal of taxes no longer required	—	—	(1.6)
Foreign	—	1.7	(2.3)
Other	(0.1)	0.0	(0.5)
Effective tax rate	(9.2)%	(29.2)%	(61.0)%

(1) Represents the tax effect of the Company's 2007 non-cash impairment charge related to goodwill of $56.9 million. Of this amount, $35.4 million is permanently non-deductible, resulting in $14.1 million additional tax expense in 2007 for federal and state purposes.

Deferred tax assets and liabilities are determined based upon the estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. Following is a summary of the tax effects of temporary differences that give rise to significant components of deferred tax assets and liabilities (in thousands):

	2007	2006
Current:		
Accrued expenses	$ 5,846	$ 5,947
Deferred compensation costs	1,924	2,353
Prepaid expenses	(1,787)	(2,099)
Capitalized inventory costs	2,143	1,660
Other	(150)	1,256
Total current	7,976	9,117
Non-current:		
Deferred rent	1,737	1,879
Fixed assets	(4,206)	(5,657)
Intangible assets	6,803	(1,459)
Net operating loss carryforward	1,852	1,736
State tax credits	5,428	6,710
Other	2,530	1,270
Total non-current	14,144	4,479
Valuation allowance	(7,551)	(3,385)
Total deferred tax assets	$14,569	$10,211

Net current deferred taxes are included in "Deferred income taxes" at year-end 2007 and 2006 and net non-current deferred taxes are included in "Other assets" at year-end 2007 and 2006.

At year-end 2007, the Company had state net loss carryforwards of approximately $31.3 million that expire between 2009 and 2027. In addition, the Company had state enterprise zone credits of $5.0 million that may be used for an indefinite period of time and South Carolina tax credits of $1.7 million that expire between 2013 and 2017. These carryforwards are available to offset future state taxable income. At year-end 2007, the Company had foreign net loss carryforwards of approximately $4.9 million that expire between 2008 and 2027.

The Company monitors the circumstances impacting the expected realization of its deferred tax assets on a jurisdiction-by-jurisdiction basis. A valuation allowance must be provided when it is more likely than not that a deferred tax asset will not be realized. Accordingly, the Company provided a valuation allowance of $7.6 million and $3.4 million at year end 2007 and 2006, respectively, with respect to its deferred tax assets in certain state and foreign jurisdictions because of uncertainty regarding their realizability. In the event the Company was not able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

Following is a summary of the change in valuation allowance (in thousands):

	2007	2006	2005
Valuation allowance—beginning of year	$3,385	$1,671	$1,671
Valuation allowance additions	4,166	1,714	—
Valuation allowance reductions	—	—	—
Valuation allowance—end of year	$7,551	$3,385	1,671

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states, Puerto Rico and Canada. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2003. The statute of limitations for income tax return examinations is four years for Puerto Rico, and seven years for Canada.

The Company adopted the provisions of FIN 48 on December 31, 2006 (the beginning of fiscal year 2007), and as a result of the implementation the Company recognized approximately a $0.2 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the December 31, 2006 balance of retained earnings.

Following is a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

Balance at December 31, 2006	$2,963
Additions based on tax positions related to the current year	108
Additions for tax positions of prior years	82
Reductions for tax positions of prior years	(340)
Settlements	(200)
Lapse of statutes of limitations	(66)
Balance at December 29, 2007	$2,547

The total amount of unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate is approximately $2.2 million.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in the provision (benefit) for income taxes. During fiscal year 2007, the Company recognized less than $0.1 million in interest expense and less than $0.1 million in penalties. During fiscal years 2006 and 2005, the Company recognized $0.1 of interest expense and $0.1 million of interest income, respectively. The Company had accrued approximately $0.2 million for the payment of interest and approximately $0.1 million for the payment of penalties at December 29, 2007, and the Company had accrued approximately $0.2 million for the payment of interest at December 30, 2006.

The Company considers it reasonably possible the following events will occur within the next 12 months resulting in a reduction of unrecognized tax benefits (in thousands):

Settlement of state audits	$196
Expiration of statutes of limitations	288
Estimated reduction in unrecognized tax benefits within one year	$484

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation, subject to statutory limitations. The Company's contributions to the plan for 2007, 2006 and 2005 were $0.6 million, $0.6 million and $0.7 million, respectively. Plan participants may choose from an array of mutual fund investment options. The plan does not permit investments in West Marine common stock.

NOTE 12: SEGMENT INFORMATION

The Company has three reportable segments—Stores, Port Supply (wholesale) and Direct Sales (catalog and Internet)—all of which sell merchandise directly to customers. The customer base overlaps between the Company's Stores and Port Supply segments, and between its Stores and Direct Sales segments. All processes for the three segments within the supply chain are commingled, including purchases from vendors, distribution center activity and customer delivery.

Segment assets are those directly allocated to an operating segment's operations. For the Stores segment, assets primarily include leasehold improvements, computer assets, fixtures, land and buildings. For the Port Supply and Direct Sales segments, assets primarily include computer assets. Unallocated assets include merchandise inventory, shared technology infrastructure, distribution centers, corporate headquarters, prepaid expenses, deferred taxes and other assets. Capital expenditures and depreciation expense for each segment are allocated to the assets assigned to the segment. Contribution is defined as net sales, less product costs and direct expenses.

	2007	2006	2005
		(in thousands)	
Net sales:			
Stores	$594,080	$629,890	$601,115
Port Supply	41,636	43,509	48,126
Direct Sales	43,845	43,245	42,896
Consolidated net sales	$679,561	$716,644	$692,137
Contribution:			
Stores	$ 13,219(1)	$ 48,419	$ 51,144
Port Supply	1,158	4,906	6,711
Direct Sales	5,445	4,781	6,136
Consolidated contribution	$ 19,822	$ 58,106	$ 63,991
Reconciliation of consolidated contribution to net income (loss):			
Consolidated contribution	$ 19,822	$ 58,106	$ 63,991
Less:			
Cost of goods sold not included in consolidated contribution	(32,266)	(30,509)	(25,577)
General and administrative expenses	(38,663)	(31,953)	(39,080)
Interest expense	(3,962)	(6,406)	(6,283)
Charges for unamortized portion of loan costs and debt extinguishment costs	—	—	(792)
Benefit (provision) for income taxes	5,093	3,138	4,719
Net (loss)	$(49,976)	$ (7,624)	$ (3,022)

(1) Includes $56.9 million expense for Goodwill impairment.

	2007	2006	2005
		(in thousands)	
Assets:			
Stores	$ 43,017	$103,581	$110,593
Port Supply	6,812	6,576	6,877
Direct Sales	1,409	2,872	2,680
Unallocated	317,080	317,100	355,847
Total Assets	$368,318	$430,129	$475,997
Capital Expenditures:			
Stores	$ 10,504	$ 10,281	$ 17,219
Port Supply	158	452	802
Direct Sales	2,661	835	2,384
Unallocated	4,514	3,336	11,460
Total Capital Expenditures	$ 17,837	$ 14,904	$ 31,865
Depreciation:			
Stores	$ 12,334	$ 13,122	$ 14,167
Port Supply	422	557	620
Direct Sales	820	1,091	1,189
Unallocated	5,880	6,738	6,667
Total Depreciation	$ 19,456	$ 21,508	$ 22,643

NOTE 13: QUARTERLY FINANCIAL DATA

(Unaudited and in thousands, except per share data)

	2007			
	First Quarter		Second Quarter	
	As Previously Reported	As Restated (1)	As Previously Reported	As Restated (1)
Net sales	$126,052	$125,783	$247,770	$247,091
Gross profit	26,820	27,090	86,078	85,907
Selling, general & administrative expense	43,836	44,055	52,237	51,185
Income (loss) from operations	(17,016)	(16,965)	33,841	34,722
Net income (loss)	(11,245)	(11,352)	20,129	20,803
Net income (loss) per share:				
Basic	$ (0.52)	$ (0.53)	$ 0.93	$ 0.96
Diluted	(0.52)	(0.53)	0.92	0.95
Stock trade price:				
High	$ 18.21	$ 18.21	$ 18.26	$ 18.26
Low	15.70	15.70	13.19	13.19

	2007		
	Third Quarter		
	As Previously Reported	As Restated (1)	Fourth Quarter
Net sales	$187,531	$188,391	$118,296
Gross profit	57,602	57,916	23,973
Selling, general & administrative expense	48,006	46,871	46,419
Income (loss) from operations	9,596	11,045	(79,909)(2)
Net income (loss)	5,264	6,160	(65,586)(2)
Net income (loss) per share:			
Basic	$ 0.24	$ 0.28	$ (3.00)(2)
Diluted	0.24	0.28	(3.00)(2)
Stock trade price:			
High	$ 16.98	$ 16.98	$ 12.13
Low	11.35	11.35	8.39

	2006			
	First Quarter		Second Quarter	
	As Previously Reported	As Restated (1)	As Previously Reported	As Restated (1)
Net sales	$132,641	$132,336	$264,547	$263,720
Gross profit	31,236	32,091	89,769	89,394
Selling, general & administrative expense	48,130	48,632	59,904	59,649
Income (loss) from operations	(16,894)	(16,541)	26,333(3)	26,213(3)
Net income (loss)	(11,926)	(11,711)	14,197(3)	14,124(3)
Net income (loss) per share:				
Basic	$ (0.56)	$ (0.55)	$ 0.67(3)	$ 0.66(3)
Diluted	(0.56)	(0.55)	0.66(3)	0.66(3)
Stock trade price:				
High	$ 15.31	$ 15.31	$ 15.07	$ 15.07
Low	12.32	12.32	13.28	13.28

	2006			
	Third Quarter		Fourth Quarter	
	As Previously Reported	As Restated (1)	As Previously Reported	As Restated (1)
Net sales	$195,605	$196,561	$123,811	$124,027
Gross profit	58,455	58,930	26,835	26,797
Selling, general & administrative expense	50,982	51,507	36,702	37,313
Income (loss) from operations	5,945(4)	5,896(4)	(19,275)(5)	(19,923)(5)
Net income (loss)	2,914(4)	2,884(4)	(12,284)(5)	(12,920)(5)
Net income (loss) per share:				
Basic	$ 0.14(4)	$ 0.13(4)	$ (0.57)(5)	$ (0.60)(5)
Diluted	0.14(4)	0.13(4)	(0.57)(5)	(0.60)(5)
Stock trade price:				
High	$ 14.20	$ 14.20	$ 17.96	$ 17.96
Low	11.06	11.06	14.17	14.17

(1) See Note 2 for further discussion of the restatement.

(2) Includes a $56.9 million pre-tax charge related to a non-cash goodwill impairment (see Note 3), a $2.7 million pre-tax charge for costs related to an SEC investigation, a $1.3 million pre-tax charge for termination severance payments to our former Chief Executive Officer and a $0.9 million pre-tax charge for impairments of store and computer software assets.

(3) Includes $3.5 million pre-tax asset impairment charge related to store closures (see Note 5).

(4) Includes a $1.5 million pre-tax charge related to store closures (see Note 5).

(5) Includes a $9.4 million pre-tax charge related to store closures and other restructuring activities (see Note 5).

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

West Marine's management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (Exchange Act), as amended. Based on this review, management has concluded that our disclosure controls and procedures were not effective as of December 29, 2007, primarily due to the existence of the material weaknesses discussed below.

Description of Material Weaknesses in Internal Control Over Financial Reporting

West Marine's management is responsible for establishing and maintaining an effective system of internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. As described in Management's Report on Internal Control over Financial Reporting, contained in Item 8 of this annual report on Form 10-K, as of December 29, 2007, management has concluded that we have not maintained effective internal control over financial reporting primarily because we have identified the following material weaknesses in the design and operation of controls over establishing and maintaining significant accounting estimates:

- We did not maintain sufficient accounting resources with adequate training in the application of generally accepted accounting principles ("GAAP") commensurate with our financial reporting requirements and the complexity of our operations and transactions; and
- Additionally, monitoring and oversight controls over the preparation of significant accounting estimates were not effective.

As a result of these material weaknesses, a material understatement of workers' compensation liability reserves was not identified and corrected in a timely manner. In addition to the workers' compensation liability adjustment, several other errors were identified that individually were not material but in the aggregate required adjustments to West Marine's current and prior-period financial statements. The accounts affected included inventory reserves, vendor allowances, capitalized indirect costs, sales and use tax accruals, sales return reserves, software development costs, software asset impairments, foreign currency translation gains/losses, deferred income taxes and stock-based compensation. The Company also identified certain items incorrectly presented on a net basis in its consolidated statements of cash flows, including changes in merchandise inventories, repayments and borrowings on the Company's line of credit, and the non-cash portion of fixed assets purchases. The Company also identified errors in its Segment Information disclosure, as required information regarding assets, capital expenditures and depreciation for its reportable segments was incorrectly excluded. Further, the Company identified errors in the presentation of certain accrued expenses in its financial statement footnotes. These adjustments resulted in the restatement of interim and annual financial statements as described in Note 2 to the consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 29, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As a result of the material weaknesses and other deficiencies identified by management, West Marine is in the process of implementing the following changes in our internal control over financial reporting that are reasonably likely to materially affect our internal control over financial reporting:

- we are in the process of evaluating and enhancing the finance and accounting organizational structure;
- we are in the process of enhancing the supervisory procedures that will include additional levels of analysis and review;
- we are in the process of evaluating additional resource requirements for the accounting department considering our needs for accounting knowledge, experience and training in the application of GAAP;
- we intend to enhance our processes for ensuring that validation of our conclusions regarding significant accounting policies and their application to our business transactions are carried out by personnel with an appropriate level of accounting knowledge, experience and training; and
- we have enhanced our workers' compensation reserve analysis to include periodic actuarial analysis to assist management in establishing an appropriate reserve for workers' compensation claims and management also will verify and reconcile reports prepared by claims administrators used to calculate our workers' compensation liabilities.

Management believes that these efforts are reasonably likely to materially affect our internal control over financial reporting as they are designed to remediate the material weaknesses.

ITEM 9B—OTHER INFORMATION

On April 1, 2008, we received a staff determination notice from the NASDAQ Global Market, stating that our common stock was subject to delisting. The notice was issued in accordance with standard NASDAQ procedures as a result of the delayed filing of our annual report on Form 10-K for the 2007 fiscal year. Timely filing of periodic reports is a requirement for continued listing under NASDAQ Marketplace Rule 4310(c)(14). We have regained compliance with the filing of this Form 10-K for the 2007 fiscal year on April 4, 2008.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2008 annual meeting of stockholders.

ITEM 11—EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from our definitive proxy statement for the 2008 annual meeting of stockholders.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from our definitive proxy statement for the 2008 annual meeting of stockholders.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2008 annual meeting of stockholders.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from our definitive proxy statement for the 2008 annual meeting of stockholders.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1 & 2. Reports of Independent Registered Public Auditing Firm

Consolidated Balance Sheets as of year-end 2007 and 2006 (Restated)

Consolidated Statements of Operations for years 2007, 2006 (Restated) and 2005 (Restated)

Consolidated Statements of Stockholders' Equity for years 2007, 2006 (Restated) and 2005 (Restated)

Consolidated Statements of Cash Flows for years 2007, 2006 (Restated) and 2005 (Restated)

Notes to Consolidated Financial Statements

3. Exhibits:

Exhibit Index

Exhibit Number	Exhibit
3.1	Certificate of Incorporation of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to West Marine's Annual Report on Form 10-K for the year ended January 3, 2004).
3.2	Bylaws of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to West Marine's Current Report on Form 8-K, dated March 8, 2007 and filed with the Commission on March 13, 2007).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to West Marine's Registration Statement on Form S-1 (Registration No. 33-69604)).
10.1	Form of Indemnification Agreement between West Marine, Inc. and its directors and officers (incorporated by reference to Exhibit 10.4 to West Marine's Registration Statement on Form S-1 (Registration No. 33-69604)).
10.2	Form of Indemnification Agreement between West Marine, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002).
10.3*	Omnibus Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated May 4, 2006 and filed with the Commission on May 10, 2006).
10.3.1*	Form of Notice of Grant of Stock Options and Option Agreement for Employees, effective as of June 1, 2007 (incorporated by reference to Exhibit 10.1.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.3.2*	Form of Notice of Grant of Stock Options for Non-Employee Directors (incorporated by reference to Exhibit 10.3.2 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).
10.3.3*	Form of Notice of Grant of Stock Options and Option Agreement for Peter Harris (incorporated by reference to Exhibit 10.3.3 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).
10.3.4*	Notice to holders of West Marine, Inc. stock options regarding accelerated vesting (incorporated by reference to Exhibit 10.4 to West Marine, Inc.'s Current Report on Form 8-K dated December 22, 2005 and filed with the Commission on December 29, 2005).
10.4*	Associates Stock Buying Plan, as amended and restated effective March 2002 (incorporated by reference to Exhibit 10.3 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002).
10.4.1*	Amendment Number One to the Associates Stock Buying Plan (incorporated by reference to Exhibit 10.2 to West Marine's Registration Statement on Form S-8 (Registration No. 333-143285)).
10.5	Lease Agreement, dated as of June 15, 1995, by and among John E. Van Valkenburgh, Carl D. Panattoni and West Marine Products, Inc., for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.9 to West Marine's Annual Report on Form 10-K for the year ended December 30, 1995).
10.5.1	Addendum, dated as of June 3, 1996, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.10.1 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).
10.5.2	First Amendment, dated as of March 23, 1999, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.10.2 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).

Exhibit Number	Exhibit
10.5.3	Second Amendment, dated as of June 11, 2002, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.7 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 2003).
10.5.4	Third Amendment, dated as of April 1, 2003, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.7.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 2003).
10.6	Lease Agreement, dated as of March 11, 1997, between Cabot Industrial Venture A, LLC, as successor to Cabot Industrial Properties, L.P., as successor to W/H No. 31, L.L.C, and West Marine, Inc., for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.14 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997).
10.6.1	First Amendment, dated as of August 11, 1998, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.1 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).
10.6.2	Second Amendment, dated as of April 18, 2000, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.2 to West Marine's Quarterly Report on Form 10-K for the year ended December 29, 2001).
10.6.3	Third Amendment, dated as of July 26, 2004, to the Lease Agreement for the Rock Hill, South Carolina distribution facility (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated October 4, 2004 and filed with the Commission on October 8, 2004).
10.7	Lease Agreement, dated as of June 26, 1997, by and between Watsonville Freeholders and West Marine Products Inc., for the Watsonville, California offices and other agreements thereto (incorporated by reference to Exhibit 10.14 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997).
10.7.1	First Amendment of Lease, dated as of July 27, 2005, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.14 to West Marine, Inc.'s Current Report on Form 8-K dated July 27, 2005 and filed with the Commission on July 28, 2005).
10.7.2	Second Amendment of Lease, dated as of December 22, 2005, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.3 to West Marine, Inc.'s Current Report on Form 8-K dated December 22, 2005 and filed with the Commission on December 29, 2005).
10.8	Lease Agreement, dated as of December 1, 1986, by and between SCP Green Hagerstown, LLC, as successor to Indian Creek Company, L.P., and West Marine Products, Inc., as successor to Boat America Corporation, for the Hagerstown, Maryland distribution facility (incorporated by reference to Exhibit 10.8 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).
10.8.1	Lease Amendment I, dated as of November 25, 1996, to the Lease Agreement for the Hagerstown, Maryland distribution facility (incorporated by reference to Exhibit 10.8.1 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).
10.8.2	Lease Amendment II, dated as of June 25, 1998, to the Lease Agreement for the Hagerstown, Maryland distribution facility (incorporated by reference to Exhibit 10.8.2 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).
10.8.3	Landlord Subordination, dated as of February 25, 2003, to the Lease Agreement for the Hagerstown, Maryland distribution facility (incorporated by reference to Exhibit 10.8.3 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).

Exhibit Number	Exhibit
10.8.4	Third Amendment of Lease, dated as of April 23, 2004, to the Lease Agreement for the Hagerstown, Maryland distribution facility (incorporated by reference to Exhibit 10.8.4 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).
10.9	Loan and Security Agreement, dated as of December 29, 2005, among West Marine Products, Inc., each of the persons identified as borrowers on the signature pages thereof, each of the persons identified as guarantors on the signature pages thereof, the financial institutions from time to time party thereto as lenders, Wells Fargo Bank, National Association, as Issuing Lender, and Wells Fargo Retail Finance, LLC, as Agent for the lenders (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 29, 2005 and filed with the Commission on January 4, 2006).
10.9.1	Letter Agreement, dated as of December 13, 2006, by and between Wells Fargo Retail Finance, LLC, as Agent and a Lender, and West Marine Products, Inc. (incorporated by reference to Exhibit 10.9.1 to West Marine's Annual Report on Form 10-K for the year ended December 30, 2006).
10.10	Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended October 2, 2004).
10.10.1	Amendment, dated as of April 7, 2005, to Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended April 2, 2005).
10.11*	Executive Employment Agreement, dated as of December 11, 2006, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 11, 2006 and filed with the Commission on December 12, 2006).
10.11.1*	First Amendment to Executive Employment Agreement, dated as of September 27, 2007, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.2 to West Marine's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007).
10.12*	Letter Agreement, dated as of December 10, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 10, 2007 and filed with the Commission on December 14, 2007).
10.12.1*	Confidentiality and Non-Solicitation Agreement, dated as of December 14, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 10, 2007 and filed with the Commission on December 14, 2007).
10.13*	Letter Agreement, dated as of December 6, 2004, by and between West Marine, Inc. and Peter Harris (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 6, 2004 and filed with the Commission on December 9, 2004).
10.13.1*	Employee Agreement Regarding Confidentiality and Non-Solicitation, dated as of December 6, 2004, by and between West Marine, Inc. and Peter Harris (incorporated by reference to Exhibit 10.2 to West Marine's Current Report on Form 8-K dated December 6, 2004 and filed with the Commission on December 9, 2004).

Exhibit Number	Exhibit
10.14*	Executive Termination Compensation Agreement, dated as of September 9, 2004, by and between West Marine, Inc. and Bruce Edwards (incorporated by reference to Exhibit 10.15 of West Marine's Annual Report on Form 10-K for the year ended December 31, 2005).
10.15*	Executive Termination Compensation Agreement, dated as of April 2, 2007, by and between West Marine, Inc. and Peter Van Handel (incorporated by reference to Exhibit 10.1 of West Marine's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
10.16*	Offer Letter, dated as of February 7, 2006, to Ronald Japinga from West Marine, Inc. (incorporated by reference to Exhibit 10.3 of West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.16.1*	Executive Termination Compensation Agreement, dated as of February 13, 2006, by and between West Marine, Inc. and Ronald Japinga. (incorporated by reference to Exhibit 10.4 of West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
21.1**	List of Subsidiaries.
23.1**	Consent of Independent Registered Public Accounting Firm.
31.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

* Indicates a management contract or compensatory plan or arrangement within the meaning of Item 601(b)(10)(iii) of Regulation S-K.

** Filed with West Marine's Annual Report on Form 10-K for the year ended December 29, 2007, as filed with the Commission on April 4, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2008

WEST MARINE, INC.

By: /s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President and Chief Executive Officer

Power of Attorney

West Marine, Inc. a Delaware corporation, and each person whose signature appears below, constitutes and appoints Geoffrey A. Eisenberg and Thomas R. Moran, and either of them, with full power to act without the other, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this annual report on Form 10-K and any and all amendments to such annual report on Form 10-K and other documents in connection therewith, and to file the same, and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of West Marine, Inc. and in the capacities and on the dates indicated.

Signature Capacity

/s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President, Chief Executive Officer and Director
(Principal Executive Officer)

April 4, 2008

/s/ THOMAS R. MORAN

Thomas R. Moran
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

April 4, 2008

/s/ PETER VAN HANDEL

Peter Van Handel
Vice President and Chief Accounting Officer
(Principal Accounting Officer)

April 4, 2008

/s/ RANDOLPH K. REPASS

Randolph K. Repass
Chairman of the Board and Director

April 4, 2008

/s/ DAVID MCCOMAS

David McComas
Director

April 4, 2008

/s/ ALICE M. RICHTER

Alice M. Richter
Director

April 4, 2008

/s/ PETER ROY

Peter Roy
Director

April 4, 2008

/s/ DANIEL J. SWEENEY

Daniel J. Sweeney
Director

April 4, 2008

/s/ WILLIAM U. WESTERFIELD

William U. Westerfield
Director

April 4, 2008

West Marine

To the Stockholders of West Marine, Inc.:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of West Marine, Inc. to be held at our company support center, 500 Westridge Drive, Watsonville, California, on Wednesday, May 21, 2008 at 10:30 a.m., local time.

The accompanying Notice of Annual Meeting of Stockholders and Proxy Statement explain the matters to be voted on at the meeting. Please read the enclosed Notice and Proxy Statement so you will be informed about the business to come before the meeting. Your vote is important, regardless of the number of shares you own. On behalf of the Board of Directors, I urge you to mark, date, sign and return the enclosed proxy card or take advantage of our telephone or Internet voting system as soon as possible, even if you plan to attend the Annual Meeting.

Sincerely,

Geoffrey A. Eisenberg
Chief Executive Officer

Watsonville, California
April 22, 2008

West Marine

500 Westridge Drive
Watsonville, California 95076-4100
(831) 728-2700

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be Held on Wednesday, May 21, 2008, 10:30 a.m.

To the Stockholders of West Marine, Inc.:

Notice is hereby given that the 2008 Annual Meeting of Stockholders of West Marine, Inc. will be held at West Marine's company support center, 500 Westridge Drive, Watsonville, California, on Wednesday, May 21, 2008 at 10:30 a.m., local time, for the following purposes:

(1) To elect seven directors;

(2) To amend the West Marine, Inc. Omnibus Equity Incentive Plan;

(3) To ratify the selection of Deloitte & Touche LLP, independent registered public accounting firm, as the independent auditors for the fiscal year ending January 3, 2009; and

(4) To transact such other business as may properly come before the Annual Meeting.

The Board of Directors has fixed March 26, 2008 as the record date for the Annual Meeting with respect to this proxy solicitation. Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

By Order of the Board of Directors

Pamela J. Fields

Pamela J. Fields, Esq.
Secretary

Watsonville, California
April 22, 2008

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE OR USE OUR TELEPHONE OR INTERNET VOTING SYSTEM AS PROMPTLY AS POSSIBLE. A PROXY MAY BE REVOKED BY A STOCKHOLDER IN THE MANNER SPECIFIED IN THE ENCLOSED PROXY STATEMENT.

West Marine

500 Westridge Drive
Watsonville, California 95076-4100
(831) 728-2700

PROXY STATEMENT

2008 Annual Meeting of Stockholders

Solicitation and Revocability of Proxies

The Board of Directors of West Marine, Inc. is furnishing this Proxy Statement to solicit proxies to be used at West Marine's Annual Meeting of Stockholders to be held on May 21, 2008, at the time and place and for the purposes set forth in the foregoing Notice of Annual Meeting of Stockholders, and at any adjournment of the meeting. This Proxy Statement and the enclosed form of proxy were first sent for delivery to West Marine's stockholders on or about April 22, 2008.

Each valid proxy received in time will be voted at the Annual Meeting in accordance with the choice specified, if any. Valid proxies include all properly executed written proxy cards and all properly completed proxies voted by telephone or the Internet pursuant to this solicitation that were not later timely revoked. All proxies received that are executed but not voted will be voted as recommended by the Board of Directors.

Any proxy duly given pursuant to this solicitation may be revoked by the stockholder, in accordance with the following procedures, at any time prior to the voting of the proxy at the Annual Meeting or any adjournment thereof. A proxy may be revoked (i) by written notice delivered to the Secretary of West Marine stating that the proxy is revoked, (ii) by a later dated proxy signed by the same person who signed the earlier proxy and delivered to the Secretary of West Marine, (iii) by using the telephone or Internet voting procedures before 11:00 p.m., Pacific time, on May 20, 2008, or (iv) by attendance at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

Voting by Proxy

If a stockholder is a corporation, partnership, or limited liability company, the accompanying proxy card must be signed in the full corporate, partnership or limited liability company name by a duly authorized person. If the proxy card is signed pursuant to a power of attorney or by an executor, administrator, trustee or guardian, the signer's full title must be given and a certificate or other evidence of appointment must be furnished. If shares are owned jointly, each joint owner must sign the proxy card.

You can vote in one of four ways. You can vote by mail, you can authorize the voting of your shares over the Internet, you can authorize the voting of your shares by telephone, or you can vote in person at the Annual Meeting.

If you choose to vote by mail, you may vote by completing and signing the proxy card that accompanies this Proxy Statement and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. The shares you own will be voted according to the instructions on the proxy card you mail. If you return the proxy card, but do not give any instructions on a particular matter described in this Proxy Statement, the shares you own will be voted in accordance with the recommendations of our Board of Directors. If you choose to vote by mail, your vote must be received by 10:00 a.m., Pacific time, on May 21, 2008.

If you choose to vote by telephone or the Internet, instructions for a stockholder of record to vote by telephone or the Internet are set forth on the enclosed proxy card. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number, which appears in the shaded area at the top of the proxy card. These procedures, which comply with Delaware law, allow stockholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. If you vote by telephone or the Internet, you do not have to mail in your proxy card, but your vote must be received by 11:00 p.m., Pacific time, on May 20, 2008.

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

Voting Securities

Only stockholders of record on the books of West Marine as of the close of business on March 26, 2008, which has been fixed as the record date in accordance with our bylaws, will be entitled to vote at the Annual Meeting.

As of the close of business on March 26, 2008, there were outstanding 21,893,741 shares of common stock of West Marine, each share of which is entitled to one vote. The presence at the Annual Meeting in person or by proxy of holders of a majority of the issued and outstanding shares of common stock will constitute a quorum for the transaction of business at the meeting or any adjournment thereof, unless notice of the adjournment provides otherwise in accordance with our bylaws. Of the shares present at the Annual Meeting, in person or by proxy, and entitled to vote, the affirmative vote of the majority is required for the election of directors, to amend the West Marine, Inc. Omnibus Equity Incentive Plan (the Equity Incentive Plan) , and to ratify the selection of our independent registered public accounting firm for fiscal year 2008.

Votes cast in person or by proxy at the Annual Meeting will be tabulated by the election inspector appointed for the meeting, and the election inspector will determine whether or not a quorum is present. For purposes of determining the presence of a quorum, the election inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote.

If you are a beneficial owner and hold your shares in street name through a broker and do not return the voting instruction card, or otherwise not instruct the broker with respect to a particular proposal, the broker or other nominee will determine if it has the discretionary authority to vote on a particular proposal. Under applicable rules, brokers have the discretion to vote on routine matters, such as the ratification of the selection of accounting firms, but do not have discretion to vote on non-routine matters. Accordingly, a broker non-vote occurs if the broker has indicated on the proxy card that it does not have discretionary authority to vote on a particular proposal.

With respect to the election of directors, a stockholder may vote "For" or "Withhold Authority." Votes indicating "Withhold Authority" will be counted as a vote against the nominee or slate of nominees. For all other proposals, a stockholder may indicate "For," "Against" or "Abstain." An abstention will have the effect of a vote against the applicable proposal. Similiarily, if a broker indicates on the proxy that it does not have discretionary authority to vote on a particular matter, such broker non-vote will have the same effect as a vote against the applicable proposal.

ELECTION OF DIRECTORS

(Proposal No. 1)

Seven directors are to be elected at the Annual Meeting to hold office until the 2009 Annual Meeting of Stockholders or until their respective successors shall have been elected and qualified. The persons named below are nominees for election, and each of the nominees is currently a director. The persons named as proxies intend (unless authority is withheld) to vote for the election of all the nominees as directors.

The Board of Directors has no reason to believe that any nominee for director would be unable or unwilling to serve as a director. If at the time of the Annual Meeting, or any adjournment thereof, any nominee is unable or unwilling to serve as a director of West Marine, the persons named in the proxy intend to vote for such substitute nominee as may be nominated by the Governance and Compensation Committee and approved by the Board of Directors or as otherwise directed by the Board of Directors, unless directed by the proxy to do otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

The following information regarding the nominees, their occupations, employment history and directorships in certain companies is as reported by the respective nominees.

Nominees for Director	Business Experience During Past Five Years and Other Information
Randolph K. Repass	Mr. Repass, 64, has served as Chairman of the Board of West Marine since its founding in 1968. He also has served as Chief Executive Officer, from 1968 to April 1995 and from July 1998 to November 1998, and as President, from 1968 to 1990 and from August 1993 to March 1994. Mr. Repass served as a member of the board of New England Ropes, Inc. until June 30, 2007. He also has served as a director and President of Sail America, the sailing industry association, and as a director of the National Marine Manufacturers Association. Mr. Repass' boating background includes sailboat racing and cruising on sail and power boats.
Geoffrey A. Eisenberg	Mr. Eisenberg, 55, has served as a director of West Marine since 1977 and was appointed its Chief Executive Officer and President on December 10, 2007. Mr. Eisenberg also served West Marine in numerous senior executive positions from 1976 until 1994. From January 1995 to December 2000, Mr. Eisenberg served as a senior consultant to West Marine. From December 2000 until December 2007, Mr. Eisenberg was a part-time, on-call employee of West Marine, available for special projects. Mr. Eisenberg served as Chief Executive Officer of Salz Leathers Inc. from December 2000 until December 2007 and, from 1997 until 2000, he served as Chief Executive Officer of Greenhorn Creek Associates, a real estate and golf development company. Prior to his appointment as West Marine's Chief Executive Officer and President, Mr. Eisenberg was a consultant and advisor to a number of companies, specializing in chief executive officer training and professional management development. Mr. Eisenberg serves on the board of directors of the following privately-owned companies: LiveOps Inc. and Logispring Investments. Mr. Eisenberg has participated, both as skipper and crew, in many offshore sailing races and cruises.

David McComas

Mr. McComas, 65, has served as a director of West Marine since 1996, is a member of the Governance and Compensation Committee and also serves as the presiding independent director. Mr. McComas served as President and Chief Executive Officer from July 2001, and as Chairman from January 2004, of Eye Care Centers of America, Inc., until his retirement on December 31, 2007. Mr. McComas also had served as its President and Chief Operating Officer from July 1998 to July 2001. From June 1991 to July 1998, Mr. McComas served as Western Region President and Corporate Vice President and held several other senior management positions with Circuit City Stores, Inc. Mr. McComas has been a boater since acquiring his first boat when he was 12 years old. He is an avid fisherman and has participated in various saltwater bill fishing tournaments over the years on both the east and west coasts. His current boat is a power sport fisher.

Alice M. Richter

Ms. Richter, 54, has served as a director of West Marine since January 2, 2005 and was appointed as chair of the Audit Committee on January 1, 2006. Ms. Richter was a certified public accountant with KPMG LLP for 26 years, until her retirement in June 2001. Ms. Richter joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, she served as the National Industry Director of KPMG's U.S. Food and Beverage practice and also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. Ms. Richter also serves on the board of directors of: G&K Services, Inc., a publicly-held company, where she is chair of the audit committee; Fingerhut Direct Marketing, Inc., a privately-held company, which she joined in 2007 and serves as chair of the audit committee; and Thrivent Financial for Lutherans, a non-profit financial services membership organization, which she joined in 2007 and serves as an audit committee member. As an avid water skier, she is never far from a boat.

Peter Roy

Mr. Roy, 51, has served as a director of West Marine since 2001 and is a member of the Audit Committee. Mr. Roy is an entrepreneur and business advisor to companies in the healthy lifestyle industry. From 1993 to 1998, Mr. Roy served as President of Whole Foods Market, Inc., a natural food products retailer, and for five years prior to that served as its President of the West Coast Region. Mr. Roy also is a director of United Natural Foods, Inc. Mr. Roy is a strategic advisor to North Castle Partners, a private equity fund, and was formerly Chairman of the National Outdoor Leadership School, a non-profit wilderness education school. He is a life-long boater having grown up on the marshes of southern Louisiana. He currently lives on the Inter-coastal waterway in South Carolina with a boat always nearby.

Daniel J. Sweeney, Ph.D.

Dr. Sweeney, 65, has served as a director of West Marine since 2001 and is the chair of the Governance and Compensation Committee. Dr. Sweeney is an adjunct professor at the Daniels College of Business at the University of Denver. From June 1995 to June 2000, Dr. Sweeney served as Vice President, Global Consulting, for IBM Global Services, a technology services company. Prior to joining IBM, Dr. Sweeney was Chairman of the Management Horizons Division of Price Waterhouse LLP (now PricewaterhouseCoopers), which provided research and consulting services to the retailing industry. Dr. Sweeney also is an author and commentator on the retailing and consumer marketing industries and has served as an advisor to leading firms in the industry. Dr. Sweeney is President, director and co-founder of The Center for Corporate Excellence, and a member of the Advisory Board of the Retail Management Institute at Santa Clara University. Dr. Sweeney is an avid outdoorsman pursuing a number of activities including fly fishing, mountain and road biking, outdoor photography, summer and winter hiking and both Nordic and alpine skiing from his home in the Colorado mountains.

William U. Westerfield — Mr. Westerfield, 76, has served as a director of West Marine since 2000 and is a member of the Audit Committee. In 1992, Mr. Westerfield retired as an audit partner of Price Waterhouse LLP (now PricewaterhouseCoopers) after having been with the firm for 36 years and serving as an audit partner for 27 years. In addition to serving on West Marine's board, Mr. Westerfield currently serves as a director and member of the audit committee, the compensation committee, and the nominating and governance committee of Gymboree Corporation, and as director and audit committee chairman of Lifetime Brands, Inc., each of which is a publicly-held company. Mr. Westerfield lived and worked for many years in the Caribbean, including Puerto Rico and the Dominican Republic, during which time he participated in extensive sailboat racing and cruising. His sailing activities have taken him throughout the Caribbean, the eastern United States and Bermuda, and include a trans-Atlantic crossing. A long standing New York Yacht Club member, Mr. Westerfield received the NYYC Cruising Award in 1988. He also is a member of the Naples Yacht Club. Mr. Westerfield is a former commodore of Club Nautico de Puerto Rico, and was a racing participant and official of the Jersey Ocean Racing Club and the Atlantic Highlands Yacht Club, and member of the U.S. Power Squadron. He also serves on the board of the Friends of Bermuda Maritime Museum.

Board of Directors and Committees

During fiscal year 2007, the Board of Directors held five regular meetings and two special meetings. The Board of Directors has an Audit Committee and a Governance and Compensation Committee. Each director attended at least 80% of the total number of meetings of the Board of Directors and meetings of the Committee on which each director served during fiscal year 2007, except for Mr. Roy, who was able to attend only 71% of such meetings due to previous commitments when certain special meetings were called. The nominating functions are performed by the Governance and Compensation Committee.

The Board has affirmatively determined that Messrs. McComas, Roy, Sweeney and Westerfield and Ms. Richter are independent directors, as defined by the NASDAQ listing requirements.

Each director is expected to attend and participate in, either in person or by means of telephonic conference, all scheduled Board meetings and meetings of committees on which such director is a member. All members of the Board attended last year's Annual Meeting, and members of the Board of Directors are encouraged to attend the Annual Meeting each year.

Stockholder Communications

West Marine has developed the following policy statements: *Internal Process for Handling Communications to Directors (Non-Audit Committee)* and *Internal Process for Handling Communications to the Audit Committee.* These policy statements describe West Marine's process for collecting, organizing and relaying communications from its associates, stockholders and other interested parties to members of the Board of Directors or members of the Board's standing committees. Such communications can be sent by writing to the following address:

West Marine, Inc.
c/o Secretary
500 Westridge Drive
Watsonville, California 95076

Stockholders and other interested parties also may email members of the Board of Directors at bod@westmarine.com.

As described in the director communication policy statements, the Secretary of West Marine will summarize all correspondence received and periodically forward summaries to the Board. Members of the Board may at any time request copies of any such correspondence. Communications may be addressed to the attention of the Board, a standing committee of the Board, or any individual member of the Board or a committee. Communication that is primarily commercial in nature or relates to an improper or irrelevant topic may be filtered out and disregarded (without providing a copy to the directors or advising them of the communication), or may otherwise be handled in the Secretary's discretion. Communication that requires investigation to verify its content may not be forwarded immediately. Additionally, the Secretary may handle routine business communications and will provide a copy of the original communication to the Chairman of the Board (or to the presiding independent director, or to the chair of the appropriate Board committee) and advise such director of any action taken.

West Marine associates, stockholders and other interested parties may report any concerns about company activities, including concerns regarding accounting, internal controls over financial reporting or auditing matters, violations of any rule or regulation of the Securities and Exchange Commission or any provision of federal law relating to fraud against stockholders, and violations of matters covered by the company's Code of Ethics, to West Marine's internal auditor or general counsel. Alternatively, such concerns may be reported anonymously through the "Network Hotline" by calling 1-800-241-5689. A summary report relative to any such matters will be delivered to the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters. A copy of each director communication policy statement is available on West Marine's website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Code of Ethics

West Marine has a Code of Ethics that covers all associates, officers and directors and includes provisions regarding proper business conduct and ethics ranging from restrictions on gifts, compliance with applicable law and avoidance of conflicts of interest, and a separate Code of Ethics for Senior Financial Officers (which covers our principal executive officer, principal financial officer and controller). Each code is reviewed at least annually by the Board of Directors to assess the adequacy of their respective provisions and compliance with regulations. A copy of each code is available on West Marine's website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Governance Principles and Practices

West Marine has long believed that good governance is important to ensure that the company is managed for the long-term benefit of its stockholders. Over the years, West Marine has had in place good business practices designed to support this commitment and to maintain the highest level of governance. Management and the Board of Directors periodically review the company's governance policies and practices, monitoring changes in the law and developments in this area by various authorities active in governance. The following sets forth West Marine's governance principles and practices:

- *Board of Directors*:
  - The number of current directors is eight, consisting of five independent directors, our Chairman of the Board, who is a non-management director, our Chief Executive Officer, and one vacancy to be filled;
  - Terms in office for all directors are set at one year, rather than staggered;
  - Performance of the Board of Directors is reviewed regularly, with oversight by the Governance and Compensation Committee;
  - In lieu of a mandatory age or term limit, directors submit a letter of resignation for review by the Governance and Compensation Committee and the Chairman of the Board in connection with the evaluation of Board performance;
  - New director nominees must meet guidelines developed by the Governance and Compensation Committee;
  - A procedure exists for stockholder nominations of directors;
  - Written director communication policy statements exist for communication to directors by stockholders, associates and other interested parties;

- A procedure exists for determining the "independence" of director nominees;
- A procedure exists for determining whether Audit Committee members are "financial experts" under Securities and Exchange Commission rules and "financially sophisticated" under NASDAQ rules;
- Non-management directors regularly hold executive sessions separate from management;
- The "presiding independent director" sets the agenda for and leads executive sessions of the independent directors, and presides over other matters as directed by the Board of Directors;
- Members of the Board of Directors may not serve as directors for more than four public companies; our Chief Executive Officer does not serve on the board of any other public company, and none of our other directors serve on more than two other public company boards;
- All directors attend scheduled board, committee, and annual meetings of stockholders, except where the failure to attend is due to unavoidable circumstances;
- Our bylaws (i) do not contain "poison pill" provisions, and (ii) do contain provisions for a simple majority stockholder vote for charter or bylaw amendments and for special meetings called by, and action to be taken by written consent of, stockholders;
- By policy, the positions of Chairman and of Chief Executive Officer are held by two different persons;
- Directors must submit a letter of resignation upon a job change;
- No provisions exist for retirement plans for directors, and the company offers no pension plans for director participation; and
- A new director orientation program exists for each new individual joining our Board which outlines the role and responsibilities of the Board and the company's operations, and as part of this orientation, new directors have opportunities to meet with the company's senior management.

- *Committees of the Board of Directors*:
  - Each committee of the Board of Directors has a governing charter, each of which is subject to review on an annual basis and posted on our website. The Audit Committee charter, revised by the Audit Committee and ratified by the Board of Directors in March 2007, and the Governance and Compensation Committee charter, revised by the Governance and Compensation Committee and ratified by the Board of Directors in November 2007, are available on our website at http://www.westmarine.com/ under the "Corporate Governance" section of our "Investor Relations" page;
  - Our internal auditors and Deloitte & Touche LLP, our independent registered public accounting firm, report directly to the Audit Committee;
  - The Audit Committee's appointment of our independent auditors is ratified by our stockholders;
  - The Board of Directors and its committees meet at least quarterly;
  - A majority of Audit committee members are "financial experts";
  - All committees of the Board of Directors are to be comprised solely of "independent" directors;
  - No interlocks exist between Governance and Compensation Committee members or between such members and any of West Marine's executive officers; and
  - The Audit Committee meets with management and our independent auditors prior to the filing of officers' certifications with the Securities and Exchange Commission to receive information concerning, among other things, any significant deficiencies in the design or operation of internal controls over financial reporting.

- *Ethics and Governance*:
  - A Code of Ethics for all officers, directors and associates and a separate Code of Ethics for Senior Financial Officers are posted on our website;
  - Governance Principles which outline our governance practices, including the role and responsibilities of the Board of Directors, are posted on our website;
  - The Audit Committee reviews and approves all related party transactions with our directors and executive officers;
  - Loans to executive officers and directors are prohibited;
  - Audit and non-audit services to be performed by our independent auditors must be pre-approved by the Audit Committee;
  - Our "Whistleblower Policy and Procedures" relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against stockholders is posted on our website. This policy provides for anonymous reporting procedures available for use by our associates and others through a hotline operated by a third party and procedures through which any such reporting is forwarded to the Audit Committee.
- *Compensation and Stock Ownership*:
  - Compensation benchmarking is performed periodically for directors and officers, including the retention of outside consultants as necessary;
  - The Governance and Compensation Committee annually reviews the performance of the Chief Executive Officer, succession planning and the executive compensation process;
  - A Board-approved succession plan for the Chief Executive Officer and other executive management is evaluated by the directors periodically;
  - Stock ownership guidelines exist for our senior executives;
  - Annual performance evaluations for senior executives are a factor in determining annual compensation;
  - The Governance and Compensation Committee oversees executive compensation including the establishment of pre-determined goals for bonus and equity grants to company executives;
  - Stock ownership guidelines exist for our independent directors;
  - Directors receive a portion of their compensation as common stock, including stock options and restricted stock grants;
  - Management-level associates receive equity award grants commensurate with their positions and achievement of pre-determined goals established by the Governance and Compensation Committee;
  - The Equity Incentive Plan: (1) requires the approval of the stockholders prior to the re-pricing of any stock option or other award grants; (2) clarifies that the automatic annual grant of awards to non-employee directors is subject to the overall share limitation under the Equity Incentive Plan; (3) limits the term of exercisable award grants to five years; (4) requires that equity awards be granted at 100% of the fair market value on the grant date (i.e., without discount); and (5) establishes a "fungible share pool design" in which "full value" award types (e.g., restricted stock) count as more than one share against the total number of shares that may be issued under the Equity Incentive Plan, while stock options and SARs would count as one share; and
  - Posted on our website is an "Equity Award Grant Policy" which memorializes the company's policies and procedures for equity award grants to our associates and independent directors and which also prohibits stock option backdating and creates a fixed grant schedule, including the

award of "off-cycle" (e.g., due to promotions) equity grants only after the release of material non-public information by the company.

- *Other*:
  - Our insider trading policy establishes trade pre-clearance requirements for directors, officers and other key associates, and procedures for compliance with the electronic reporting requirements of the Securities Exchange Commission;
  - A "disclosure committee" comprised of management-level associates assists our senior management in the design, development, implementation and maintenance of the company's internal control over financial reporting and disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports that West Marine files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported timely;
  - An independent consulting group performs an enterprise risk assessment designed to assist in the identification, assessment and monitoring of high risk areas to the company;
  - Several steering committees and policies (including a delegation of authority policy and contract review and signing authority policy) provide proper levels of review and control of expenditures, to safeguard company assets, to minimize risks, and to ensure the appropriate segregation of duties;
  - Our Regulation FD policy is designed to ensure the fair and timely public disclosure of information about West Marine is posted on our website;
  - A corporate governance section of our website provides investors with current information, which includes a link to real time filings with the Securities Exchange Commission and the ability for investors and other interested parties to receive automatic email notification of all such filings;
  - The Board and its committees have the clear ability to hire their own advisors as they deem necessary; and
  - Directors are encouraged to attend continuing education programs, including programs accredited by Institutional Shareholder Services, in which a number of our directors have participated.

Our Governance Principles, which cover areas such as director responsibilities and qualifications, management leadership and succession and Board access to management, is available on our website, at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Audit Committee

The members of the Audit Committee are Alice Richter, William Westerfield and Peter Roy. Each member of the Audit Committee is independent, as defined under the NASDAQ listing requirements and Section 10A(m)(3) of the Securities Exchange Act of 1934. The Board of Directors has determined that both Ms. Richter and Mr. Westerfield qualify as audit committee financial experts, as defined by Securities and Exchange Commission rules. The Audit Committee held 14 meetings during fiscal year 2007.

The Audit Committee is responsible for selecting independent auditors for West Marine and for the oversight of auditing, accounting, financial reporting and internal control functions at West Marine. In addition, the Audit Committee is responsible for monitoring the quality of West Marine's accounting principles and financial reporting, the independence of the independent auditors and the non-audit services provided to West Marine by its independent auditors.

Among the functions performed by the Audit Committee are:

- to provide general oversight of the company's accounting and financial reporting process;
- to review the qualifications and independence of, and to engage or discharge, the company's independent auditors;
- to review with the independent auditors the plan for and results of the auditing engagement;
- to review West Marine's internal auditing procedures and the system of internal accounting controls; and
- to make inquiries into matters within the scope of the Audit Committee's functions.

The Audit Committee operates pursuant to a written charter, which the Committee reviews periodically. This charter was reviewed and updated by the Audit Committee, and ratified by the Board of Directors, in March 2007, and a copy is available on our website at under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076. The Audit Committee also approved a "Whistleblower Policy and Procedures" relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against stockholders. This policy provides for anonymous reporting procedures available for use by our associates and others through a hotline operated by a third party, and procedures through which any such reporting is forwarded to the Audit Committee, and prohibits any retaliation for any complaints reported in good faith. A copy of the Audit Committee charter, our Whistleblower Policy and Procedures and our director communication policy statements are available on West Marine's website at http://www.westmarine.com/ under "Investor Relations," or a printed copy of each of these policies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Pursuant to the auditor independence policy adopted by the Audit Committee, West Marine may engage its independent auditors to provide audit and permissible non-audit services that have been approved by the Audit Committee. West Marine will not engage the independent auditors to perform any services for West Marine or any of its subsidiaries without the prior approval of the Audit Committee. In addition, the independent auditors will not be engaged to provide any service if the provision of such service to West Marine or any of its subsidiaries would cause the Securities and Exchange Commission or the NASDAQ Global Market to no longer consider the independent auditors to be "independent" or if such engagement would otherwise cause West Marine or any of its subsidiaries to violate any other applicable laws, regulations or policies.

The Audit Committee pre-approves services and fees related to audit and permitted non-audit services, with monetary limits on each service, before the services are rendered. Ms. Richter and Mr. Westerfield each has been delegated the authority, as necessary and appropriate between regularly scheduled Audit Committee meetings, to pre-approve additional services or increases in previously approved monetary limits for such services, provided that such services would not impair the independence of the auditor, that fees relative to such services do not exceed $50,000 per project and that Ms. Richter or Mr. Westerfield, as the case may be, report any such interim approvals to the Audit Committee at the next regularly scheduled meeting.

Principal Accounting Firm Fees

Aggregate fees billed to West Marine for the fiscal years ended December 30, 2006 and December 29, 2007, by West Marine's independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, are as follows:

	Fiscal Year 2007	Fiscal Year 2006
	(in thousands)	
Audit Fees(1)	$ 777	$ 986
Audit-Related Fees(2)	53	68
Tax Fees (3)	34	185
All Other Fees	-0-	- 0 -

(1) Includes fees of approximately $144,430 paid in 2007 for increased audit services related to West Marine's restatement of its financial statements for fiscal years 2003 through 2006, as reflected in the Form 10-K for the fiscal year ended December 30, 2006. In connection with West Marine's restatement for fiscal years 2005 and 2006, as reflected in the Form 10-K for the fiscal year ended December 29, 2007, West Marine had incurred additional audit fees payable in 2008 of approximately $445,000.
(2) Includes fees primarily related to the audit of West Marine's employee benefit plan in fiscal year 2006, and statutory audits in fiscal years 2006 and 2007.
(3) Includes fees for tax advice and tax return assistance in fiscal years 2006 and 2007.

The Audit Committee considered whether the provision of the services covered under the captions "Audit-Related Fees" and "Tax Fees" above is compatible with maintaining Deloitte & Touche LLP's independence, and none of such services were rendered pursuant to the pre-approval exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Audit Committee Report

In connection with the financial statements for the year ended December 29, 2007, the Audit Committee: (i) reviewed and discussed with management the audited consolidated financial statements; (ii) discussed with Deloitte & Touche LLP, West Marine's independent registered public accounting firm during fiscal year 2007, the matters required by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T; and (iii) received from the independent auditors the matters required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and discussed such matters with Deloitte & Touche, including their independence and the compatibility of non-audit services with such independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements, as well as the restated financial results for the prior years noted above, be included in West Marine's Annual Report on Form 10-K for the year ended December 29, 2007, as filed with the Securities and Exchange Commission on April 4, 2008.

The Audit Committee has selected and approved the engagement of Deloitte & Touche LLP as West Marine's independent auditors for fiscal year 2008.

April 9, 2008

Audit Committee

Alice M. Richter, Chair
William U. Westerfield
Peter Roy

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that West Marine specifically incorporates such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Governance and Compensation Committee

The members of the Governance and Compensation Committee are Daniel J. Sweeney and David McComas. Dr. Sweeney serves as the Committee's chairman. Each member of the Governance and Compensation Committee is independent, as defined under the NASDAQ listing requirements. The Governance and Compensation Committee held eight meetings during fiscal year 2007. Among the functions performed by the Governance and Compensation Committee are (i) reviewing the reasonableness of, and making recommendations to, the Board regarding the compensation of our executive officers, other senior management and Board of Directors, (ii) administering our Equity Incentive Plan, (iii) identifying and recommending to the Board director nominees, and (iv) advising the Board on governance issues. The Governance and Compensation Committee operates pursuant to a written charter, which is subject to annual review for compliance with new regulations. A copy of this charter, which was updated by the Governance and Compensation Committee and ratified by the Board of Directors in November 2007, is available on West Marine's website at http://www.westmarine.com under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

The Governance and Compensation Committee reviews and evaluates all stockholder proposals, including those relating to the nomination of directors, and recommends to the full Board appropriate action on each such proposal. To date, no stockholder or group of stockholders owning more than 5% of West Marine's common stock for at least one year have put forth any director nominees or other stockholder proposals. All potential nominees, regardless of source, are reviewed under the same process.

West Marine's directors are elected each year by the company's stockholders at the Annual Meeting. The Governance and Compensation Committee is responsible for the nomination of director candidates. The Governance and Compensation Committee will identify individuals qualified to become Board members and recommend candidates to fill new or vacant positions. In recommending such candidates, the Governance and Compensation Committee has developed certain guidelines to assist in developing a Board and committees that are comprised of experienced and seasoned advisors. These guidelines include, but are not limited to, judgment, skill, diversity (including factors such as race, gender or experience), integrity, experience with businesses and other organizations of comparable size and industry sector, the interplay of the candidate's experience with the experience of other Board members, strategic planning ability, financial literary, boating experience, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Governance and Compensation Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are anticipated. Various potential candidates for director are then identified. Candidates may come to the attention of the Governance and Compensation Committee through current Board members, professional search firms, stockholders or other industry sources. In evaluating the candidate, the Governance and Compensation Committee will consider factors other than the candidate's qualifications, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. Candidates are evaluated at regular or special meetings of the Governance and Compensation Committee and may be considered at any time during the year. In evaluating such candidates, the Governance and Compensation Committee seeks to achieve a balance of knowledge, experience and capability on the Board. In connection with this evaluation, the Governance and Compensation Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Governance and Compensation Committee, the Chairman of the Board, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Governance and Compensation Committee, after consultation with the Chairman, makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Governance and Compensation Committee.

Using the criteria outlined above, our Governance and Compensation Committee actively has been recruiting for a new Board member to fill the vacancy created by the resignation of Peter Harris on December 10, 2007. As of the date of this Proxy Statement, the Committee is continuing its search for a suitable replacement.

Under West Marine's Governance Principles and the respective Charters of the Audit Committee and the Governance and Compensation Committee, a majority of the directors on the Board are required to meet the applicable criteria for director independence, and all members of the Audit Committee and Governance and

Compensation Committee must meet the applicable independence criteria for membership on an audit committee, compensation committee or nominations committee (as appropriate), as established by the National Association of Securities Dealers, Inc. and the NASDAQ Global Market, as well as all other independence criteria required under applicable law.

Compensation Discussion and Analysis

In this compensation discussion and analysis, we discuss our compensation objectives, our compensation decisions and the rationale behind decisions regarding the 2007 compensation of our executive officers named in the Summary Compensation Table.

Our Compensation Program Philosophy, Objectives and Administration

Our Governance and Compensation Committee is responsible for oversight of our compensation plans for executives and directors. They review compensation levels and approve compensation policies which are intended to attract, motivate and reward highly qualified executives for the execution of long-term strategic management and the enhancement of stockholder value. Additionally, our policies support a performance-oriented environment designed to reach specific company goals, to reward our associates for personal contributions that grow our business, and to retain executives whose abilities are critical to our long-term success and competitiveness. In this oversight role, our Committee reviews the reasonableness of, approves and makes recommendations to the Board about, our named executive officers' compensation packages.

Our Governance and Compensation Committee generally discusses executive compensation proposals with our Chairman and our Chief Executive Officer. Other members of management are also sometimes asked to participate in discussions regarding compensation programs, to prepare proposals and gather data and to make recommendations to the Board regarding the compensation of all executive officers, other than the Chief Executive Officer. These recommendations include benchmarks appropriate for measuring officers' performance. Additionally, our Chief Executive Officer meets with our Board members to review the performance of the executive officers. The compensation of the Chief Executive Officer and the other named executive officers is reviewed and determined by the Governance and Compensation Committee, in consultation with the Chairman and the Board. Our Governance and Compensation Committee is authorized to retain any consultants it believes are necessary or appropriate in making compensation decisions. In 2007, our Governance and Compensation Committee retained an outside consultant, Compensation Venture Group (CVG), to assist with market studies, analyzing compensation practices, gathering data related to our peer group described below to benchmark our compensation programs, and developing recommendations of compensation elements and appropriate compensation levels for our senior management team.

The Role of Outside Consultant and Comparative Compensation Data

The company's compensation setting process, which management recommends to our Governance and Compensation Committee, consists of establishing overall compensation for each executive officer and then allocating that compensation among base salary and potential incentive compensation. At the executive level, we design the incentive compensation to reward company-wide performance by tying awards primarily to specific operational metrics and financial performance. Our Governance and Compensation Committee obtains comparative data to assess competitiveness from a variety of resources. In developing the executive officers' compensation for 2007, our Governance and Compensation Committee considered:

- the executive's cash compensation for 2005 and 2006;
- a study of proxy statement data compiled by CVG regarding each element of total compensation for executive officers of the following specialty-retail companies that are similar by size (in terms of market capitalization, with gross revenue ranging between $320 million and $1.4 billion): A.C. Moore Arts & Crafts, Inc.; Big 5 Sporting Goods Corp.; Brookstone, Inc.; Buckle, Inc.; Chico's FAS, Inc.; Cost Plus, Inc.; Finish Line, Inc.; Gymboree Corporation; Haverty Furniture

Companies, Inc.; Hibbett Sports, Inc.; Pacific Sunwear of California, Inc.; Restoration Hardware, Inc.; Sport Chalet, Inc.; Tweeter Home Entertainment Group, Inc.; and Whitehall Jewellers, Inc.;

- the benchmark base salary, annual cash compensation and total cash compensation from the Mercer Human Resources Consulting, Inc./National Retail Federation's *2006 Retail Compensation and Benefits Survey* (this survey covered 140 retail companies, of which six are in the Hemscott Industry Group 745 – Specialty Retail index that we use as a peer group for the performance graph that appears in our annual report on Form 10-K for the fiscal year ended December 29, 2007); and

- management's recommendation of proposed executive pay ranges, which included base salary and incentive compensation levels for executive officers.

Our Governance and Compensation Committee believes it is important to understand how our compensation practices compare to those of companies we consider to be our peers. In making specific decisions regarding individual executive's compensation levels, therefore, our Committee is guided by the compensation paid by members of the peer group companies with whom we compete for talent in the marketplace and believes that targeting compensation in this manner appropriately reflects the labor market for our executives.

Our Governance and Compensation Committee uses this benchmark information as a point of reference for comparison and does not set a specific compensation percentile for our executive officers. Instead, the Committee uses this information and the executive's level of responsibility, experience, leadership ability, individual performance and success in achieving business results in determining the executive's level of compensation. The Committee believes that this approach allows for consideration of the executive's overall contribution to our company rather than relying solely on specific peer group targets; however peer group targets are given substantial weight in the decision process.

Total compensation is allocated between cash and non-cash and short-term and long-term incentive compensation. Our Committee, advised by CVG, and using other industry compensation surveys and publicly available sources, determines the appropriate level and mix of incentive compensation, including the types and amounts of equity awards to be granted to senior management.

Elements of Compensation

The compensation of executive officers consists of the following components:

- base salary;
- annual cash incentive compensation;
- long-term equity incentive awards; and
- perquisites.

Base Salary. Base salary is designed to provide meaningful levels of compensation to executives, while helping to manage fixed costs. Our Governance and Compensation Committee generally reviews management's recommendation for a range of salary for each executive annually, based on job scope and responsibilities, company, business unit and individual performance for the prior year, and competitive rates for similar positions as indicated by the peer group study. Primary weight is given to the salaries of executives at peer companies. In approving the range of executive salary, the Committee also weighs whether the particular executive is expected to make a significant contribution in his/her position so that the company would suffer a critical loss if they left the company. Once the range is approved by the Committee, the Chief Executive Officer has authority to set an executive's salary within the approved range. This does not apply, of course, to the Chief Executive Officer's salary which is fixed by the Committee.

Additionally, merit increases are considered annually for all associates based on achievement of individual objectives (including personal, operational, and financial performance targets specific to the responsibilities of each associate), as well as elements designed to achieve our growth strategy (such as sales and market growth, operating margins and cost containment). After the close of each fiscal year, individual performance is measured against these goals in evaluating compensation levels.

Principal Executive Officer: Geoffrey A. Eisenberg was appointed as our principal executive officer on December 10, 2007. Under his employment agreement, the Governance and Compensation Committee agreed to pay Mr. Eisenberg a base salary of $499,000. Our former principal executive officer, Peter Harris, was paid a base salary of $800,000 during 2007 (which remained unchanged from his original appointment in 2005 until his departure on December 10, 2007). As our Governance and Compensation Committee believes that the President and Chief Executive Officer position has the greatest opportunity to impact the company, when Mr. Harris was first appointed in 2005, after consulting with a compensation consultant at the time regarding the base salaries of similarly situated chief executive officers, Mr. Harris' base salary was set at approximately two and two thirds times that of the next highest executive at the company and remained at that level without increases throughout his tenure. Mr. Eisenberg's appointment in December 2007 followed an overall disappointing year of performance for the company. As a result, based on Mr. Eisenberg's recommendation, the Governance and Compensation Committee chose to allocate a greater portion of targeted overall compensation to performance-dependent long-term equity incentive compensation. In this way, both the committee and Mr. Eisenberg believe that his compensation will be aligned with the company's growth in performance over the long-term.

Principal Financial Officer: Thomas R. Moran joined us as our principal financial officer on January 8, 2007. Under his employment agreement dated December 11, 2006, our Governance and Compensation Committee agreed to pay him a base salary of $290,000, which was increased to $300,000 on March 8, 2007. Despite the company's financial performance for 2007, recognizing the key role Mr. Moran plays as our Chief Financial Officer, and influenced by other factors such as historic compensation, peer company data, internal equity, retention concerns and other relevant factors, in March 2008, the Committee approved an increase in Mr. Moran's base salary to $325,000 for 2008, retroactive to February 24, 2008.

Other Executive Officers: Bruce Edwards and Ronald Japinga each received an increase to base salary in May 2007 to $360,000 and $350,000, respectively. These increases were made to reflect their promotions to Executive Vice President status, to retain them in their respective key roles, and to recognize their overall contributions to the company. Mr. Van Handel's base salary was increased to $196,650, effective in February 2007, which reflected a 3.5% annual merit increase provided to all company associates who achieved satisfactory annual performance review ratings.

Given the challenging business environment for the company following the close of 2007, after consultation with senior management, the Committee determined not to provide 2008 merit increases to all but a few senior executives and to reduce the merit increase to 2.5% for the rest of the company associates.

Annual Cash Incentive Compensation. As noted above, a key objective of our compensation programs is to enhance stockholder value. Our annual bonus program reinforces this pay-for-performance principle by aligning the payouts from executive compensation programs with the results of the company's business and financial performance. More specifically, a significant portion of the annual cash compensation of our executive officers depends on reaching pre-established financial objectives. Early in each year, the Committee establishes key financial objectives for the year which are believed to be aggressive, but reachable, targets.

Under our annual bonus program, each executive officer is given a target bonus equal to a fixed percentage of base salary with the target percentage increasing from 20% to 100% with increasing job responsibility. The targets generally are reviewed annually by the Committee, and like base salaries, are based on: job scope and responsibilities; company, business unit and individual performance; and competitive rates for similar positions as indicated by the peer group study, proxy data and recent placements with executive search firms. Primary weight is given to the bonuses of peer companies, with the combination of base salaries and target bonuses compared to peer companies using the information compiled by CVG and the Mercer Human Resources Consulting, Inc./National Retail Federation's *2006 Retailer Compensation and Benefits Survey*. Based on this data, in May 2007, the

Committee approved an increase to the bonus target percentages of Messrs. Edwards and Japinga from 40 to 50% as a result of their promotions to Executive Vice President.

For 2007, executive bonuses were tied solely to financial performance targets set in conjunction with the 2007 annual budget process. In this way, it was felt that the executive bonus plan would be simple, clear, motivational, capable of being integrated enterprise-wide and consistent with the company's overall performance goals, including increased profitability. These targets were considered to be challenging, but achievable, given the tactical and strategic plans that were developed. The total 2007 bonus target for senior management was based 30% on comparable store sales goals and 70% on pre-tax earnings from operations, with a minimum profitability threshold for pre-tax earnings below which no bonus would be paid. Pre-tax earnings was defined as the actual 2007 income from operations excluding any adjustment made by the Governance and Compensation Committee, in their sole discretion, to address special or unusual circumstances, such as a change in an accounting principle or an unexpected event that significantly impacted the company's operations. Performance was to be measured and paid on a sliding scale, ranging between zero and 160% of the target bonus, depending upon performance. If pre-tax earnings performance fell below 80%, our executives were not entitled to receive any bonus, but if pre-tax earnings equaled or exceeded 130% of the goal, our executives would have received 160% of the pre-tax earnings bonus. The performance goal which would warrant payment of a bonus at 50% of the target was the minimum acceptable level of performance, and the performance goal which would warrant payment of a bonus at 160% of target was attainable only in if the company's pre-tax earnings reached 130% of the earnings target. However, because we did not meet our internal 2007 financial thresholds, no bonuses were paid to the Chief Executive Officer, the other named executive officers or other senior management based on pre-tax earnings or comparable store sales growth for 2007.

For 2008, our Governance and Compensation Committee again thought it important to tie our bonus program for management solely to the company's financial performance. In this way it was believed that all support departments would work towards a common goal of overall profitability, enhancing sales and contribution while controlling expense in their individual areas of responsibility. As such, the parameters for the 2008 annual bonus program are very similar to the 2007 program, except that the bonus is based 100% on pre-tax, pre-bonus earnings from operations. Another change in the 2008 program is that if the internal operating profit target is achieved, bonus will be paid at 58%, instead of the 100%, level set for the 2007 and prior years' bonus programs. In order for executives to reach the 100% bonus payout, operating earnings would need to exceed internal budgets by a significant amount. There is no cap on the upside if the company's financial performance far exceeds the target goal.

Our Committee retains discretion to pay bonuses to executive officers (and has delegated authority to the Chief Executive Officer to pay discretionary bonuses to other senior management) based on individual performance and contribution to West Marine's performance. However, none of the executive officers received a discretionary bonus for 2007.

Principal Executive Officer: For 2007 our former Chief Executive Officer, Mr. Harris had a target bonus of 100% of his base salary, resulting in one-half of his target annual cash compensation being tied to West Marine's performance. Due to the failure to reach the established financial goals, the Governance and Compensation Committee did not award Mr. Harris a bonus for 2007. Additionally, as Mr. Eisenberg succeeded Mr. Harris on December 10, 2007, he did hot receive a 2007 bonus. Mr. Eisenberg's target bonus for 2008 is 100% of his base salary.

Principal Financial Officer: For 2007, Mr. Moran had a target bonus of 40% of his base salary and as the company's performance goals were not met, Mr. Moran did not earn a bonus for 2007. In March 2008, after recognizing the key role of the Chief Financial Officer in the organization, influenced by other factors such as historic compensation, peer company data, individual skills and performance, internal equity, retention concerns and other relevant factors, the Committee approved an increase from 40% to 50% for Mr. Moran's target bonus potential for 2008.

Other Executive Officers: For 2007, Messrs. Edwards' and Japinga's target bonuses were 50% and Mr. Van Handel's was 30% of their respective base salaries. No bonuses were paid for 2007 based on financial performance.

Long-Term Equity Incentive Compensation. Our Governance and Compensation Committee views long-term equity-based compensation as a critical component of the overall executive compensation program. The principal objectives for long-term equity-based compensation are to enhance the link among company performance, stockholder value and long-term incentive compensation, to encourage increased equity ownership by executives, to encourage executive retention through use of multiple-year vesting periods, and to provide competitive levels of total compensation to senior management. Toward these goals, our stockholder-approved equity compensation plan permits a variety of equity awards, and we give senior management long-term incentives through awards of restricted stock and/or stock options. A stock option permits the executive to buy our common stock at a specific price during a specific period of time. Restricted stock permits the executive to realize the value of the share of stock as the restrictions lapse. If the price of our common stock rises, the restricted stock and options both increase in value.

Our executive officers and other management-level associates generally receive equity awards once per year (typically the first business day in June), and the amount of the award is determined by a schedule of awards for each job grade. From time to time our Governance and Compensation Committee retains a consultant to advise them on whether the company's long-term equity compensation practices are competitive with market trends. In 2007, the Committee engaged CVG to review our equity compensation practices and levels for executive positions to determine appropriateness in relation to our peer companies. Based on CVG's data, including an analysis of the prior three-year equity grants to senior executives, management and CVG targeted a market midpoint range to the peer companies in recommending specific stock option awards to each executive. For 2007, the Committee did not use any performance criteria in approving equity award grants to our senior executives, but instead approved a fixed amount of the recommended stock option awards, including a slight increase to four of the executives (including Messrs. Edwards and Japinga), based on their individual contributions to the company and for retention purposes.

As indicated above, all stock options for named executive officers are approved by our Governance and Compensation Committee. For other associates, the Committee approves a range of stock option awards available to be granted based on the associate's job grade. A committee of the executive officers is authorized, then, to determine the number of stock options granted to these associates within the pre-approved range based on the associate's performance review score. Our Governance and Compensation Committee sets the exercise price of each stock option it awards at the average of the high and low price on the date set by the Committee. Under the Committee's formal policy for granting equity awards, regular, annual awards will be granted effective as of the first business day of June, awards to newly-hired associates will be granted effective as of the 10th business day of the calendar month following the associate's date of hire, and off-cycle grants, for example, due to promotion, will be granted effective as of the third business day following the release of quarterly earnings for the fiscal quarter in which the promotion was made. The policy for granting equity awards has been designed, in part, to avoid questions of whether the timing of the grants is affected by material non-public information.

For fiscal year 2007, our Governance and Compensation Committee awarded to our named executive officers the following stock options based on the recommendation contained in the CVG report:

> *Principal Executive Officer:* Consistent with initial hire equity awards previously granted to associates at Mr. Eisenberg's level of responsibility, Mr. Eisenberg received an award of 400,000 stock options on January 15, 2008. The former Chief Executive Officer, Mr. Harris, received an award of 75,000 stock options on June 1, 2007.
>
> *Principal Financial Officer:* Mr. Moran received an award of 50,000 stock options on March 8, 2007 per the terms of his employment agreement. Mr. Moran also received an award of 25,000 stock options on June 1, 2007.
>
> *Other Executive Officers*: Messrs. Edwards, Japinga and Van Handel each received awards of stock options on June 1, 2007, for 40,000, 40,000 and 12,000 shares, respectively.

Stock options issued in 2007 vest over a three-year period at a rate of 33%, 33% and 34%, respectively. All options issued since May 2006 have a term of five years.

To better link the interests of management and stockholders, we established goals for senior officers' ownership of our stock as follows: for our Chief Executive Officer and Executive Vice Presidents, stock with a value of two times their base salary; and for Mr. Moran, as the Chief Financial Officer, and other Senior Vice Presidents, stock with a value of one times their base salary. We also established guidelines for non-employee director ownership of our stock with a value of three times their annual cash retainer (currently $16,000). For senior management and non-employee directors, stock options are not counted in meeting their respective ownership goals until exercised.

Perquisites and Personal Benefits. We provide our executive officers with perquisites and other personal benefits that our Governance and Compensation Committee believes are reasonable and consistent with our overall executive compensation programs and philosophy. These benefits are provided in order to enable us to attract and retain these executives. These perquisites and benefits provided to our executive officers are reviewed by the Committee at least annually to determine if they are still reasonable and necessary in our competitive environment.

In order to help protect an executive officer's family in the event of death, we provide certain executive officers with additional term life insurance (over the amount generally provided to other management associates) ranging from $500,000 for vice presidents to $1,500,000 for the principal executive officer. In addition, to help our executive officers focus on the company's financial performance and to not be distracted by their own personal financial situations, executive officers are entitled to be reimbursed for up to $3,500 per year of financial planning services. Further, in order to encourage them to protect their health, we reimburse up to $2,500 per year for proactive health screening and wellness activities. We also pay our executive officers a "gross-up" payment for the taxes on the income recognized as a result of the additional life insurance, wellness and financial planning benefits we provide. Additionally, on a case by case basis, we have paid sign-on bonuses to recruit certain executives to our organization and have assisted certain executives with relocations, including temporary housing allowances, transportation allowances, and cost of living assistance for home purchases in the Monterey Bay area. These benefits generally are individually negotiated and reflected in the executive's respective employment agreements, and the Governance and Compensation Committee must review and approve the terms of these employment agreements for all named executive officers.

Our Committee has approved carrying forward the above-referenced benefits for 2008, but the amount of wellness and financial planning benefits to executives has been reduced in the aggregate from $6,000 to $3,000. Our executives may elect how to allocate this allowance between the two benefits.

The aggregate value of the above-referenced perquisites and personal benefits received by our named executive officers in 2007 was as follows:

Principal Executive Officer: $530 for Mr. Eisenberg and $25,045 for Mr. Harris.

Principal Financial Officer: $96,130 for Mr. Moran, the most significant component of which is in connection with relocation assistance for his move from Massachusetts to California.

Other Executive Officers: $11,195, $74,549 and $7,505, respectively, for Messrs. Edwards, Japinga and Van Handel. Mr. Japinga's benefits included relocation assistance associated with the sale of his home and relocation from Wisconsin to California.

Detail of these perquisites and other personal benefits received by our named executive officers is included in the "Summary Compensation Table" below.

Executive officers also participate in other employee benefit plans available on a nondiscriminatory basis to other associates, including merchandise discounts, use of company-owned boats and equipment, cash out of up to 40 hours of accrued "paid time off" per year, a stock purchase plan and group health, life and disability coverage.

All associates, including our executive officers, are permitted to participate in our 401(k) savings plan and may contribute, on a pre-tax basis, up to 5% of annual salary (up to a cap of $225,000 for 2007), for which we provide a 33% matching contribution. The maximum amount we would match for any participant in the plan for 2007 was $3,712.50 (i.e., $225,000 x 5% = 11,250 * 33% = $3,712.50). Additionally, our senior management is offered participation in our deferred compensation plan, which permits the participants to defer the receipt of income to a future date (e.g., retirement). While we have the discretion to make matching and other contributions to the deferred compensation plan on behalf of participants, we have not made any. We do not provide any other type of retirement benefits to our executive officers (i.e., there are no supplemental executive retirement plans) because they are not typical in the retail industry and in our experience they have not been considered necessary to attract, retain or motivate key executives.

Severance and Change-in-Control Agreements. In addition to the compensation elements described above, we also provide some of our executive officers with severance arrangements, which are described in more detail under the subheading "Other Post-Employment Payments" below. Our Governance and Compensation Committee believes that severance packages are a common characteristic of compensation for key executive officers. They are intended to provide our executive officers with a sense of security in making the commitment to dedicate their professional career to our success. Due to our size relative to other public companies, we believe that severance agreements are necessary to help us attract and retain necessary skilled and qualified executive officers to continue to grow our business. Except for the Chief Executive Officer, our severance agreements generally do not provide for "change in control" provisions. Additionally, our Committee has set a policy that any new severance agreements contain a "mitigation" provision whereby severance amounts would be paid over the severance period rather than in a lump sum, and that certain other benefits (such as health benefits) also would be made available over the term of the severance period so that such benefits payable by the company would terminate as a result of the Executive's subsequent employment.

Pursuant to his employment agreement dated December 6, 2004, our former Chief Executive Officer, Peter Harris, received a lump sum severance payment of $1,200,000 (i.e., 18 months of his base salary) and $60,177 in payment of accrued "paid time off" within 30 days following his departure from the company on December 10, 2007. Further, under the terms of his agreement, Mr. Harris received no bonus for 2007 as a result of the company's failure to meet its financial objectives for 2007. However, Mr. Harris will continue to vest in stock options previously granted over the 18 months severance period and he may exercise any vested options over a 24-month period. Additionally, he may participate in our group health benefits for 24 months, subject to the same contribution level he was required to contribute for the level of coverage chosen prior to leaving the company.

Mr. Van Handel, our Chief Accounting Officer, left West Marine effective as of April 11, 2008. Pursuant to his executive termination compensation agreement dated April 2, 2007, Mr. Van Handel will receive his base salary through January 11, 2008 paid at our regularly scheduled pay days and may continue to participate in our group health benefits for such nine-month period, subject to the same contribution level he was required to contribute for the level of coverage chosen prior to leaving the company. In accordance with his agreement and in exchange for such severance, Mr. Van Handel is required to execute a general release of the company and has agreed to be available and serve as a consultant to the company for transition purposes. As of April 11, 2008, any unvested stock options held by Mr. Van Handel have been forfeited, and he has until April 11, 2009 to exercise his vested stock options.

Governance and Compensation Committee Review of Total Compensation

We intend to continue our strategy of compensating our executives through programs that emphasize performance-based compensation to ensure consistency between management performance and stockholder interests. Our Governance and Compensation Committee reviewed each component of executive compensation for 2007, including salary, annual incentive awards, value of outstanding equity awards (vested and unvested), value of deferred compensations, perquisites and other benefits and believes that the compensation was reasonable in its totality. The Committee will continue to review total executive compensation at least annually.

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to the executive officers named in this proxy statement unless certain requirements are met. Since stock option awards generally are designed to meet the requirements for deductibility under Section 162(m). Our compensation arrangements with any of our executive officers did not exceed the limits on deductibility under Section 162(m) during our fiscal year ended December 29, 2007.

Governance and Compensation Committee Report on Executive Compensation

The Governance and Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with West Marine's management, and based on the review and discussions, the Governance and Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into West Marine's annual report on Form 10-K for the fiscal year ended December 29, 2007.

April 9, 2008

Governance and Compensation Committee

Daniel J. Sweeney, Chairman
David McComas

The Governance and Compensation Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Executive Officers

Certain information regarding named executive officers of West Marine who are not directors is set forth below.

Tom Moran, 47, was hired as our Chief Financial Officer, Senior Vice President and Assistant Secretary, effective January 8, 2007. Previously, he served as the Chief Financial Officer of the Wearguard-Crest Division of ARAMARK Corporation, ARAMARK's work apparel and uniform division. Prior to joining ARAMARK, Mr. Moran was a Director of Finance of LimitedBrands, Inc. from 2000 to 2004 and was the Director of Planning for CarMax Auto Superstores from 1995 to 2000. Mr. Moran and his wife enjoy California's year-round boating season and exploring the sights of the Monterey Bay area.

Peter Van Handel, 52, was our Chief Accounting Officer and a Vice President from April 2006. Prior to that, he had been Vice President of Finance and Controller since March 2006. Previously, he served as Assistant Vice President of Finance and Controller from May 2003 to March 2006, and as Assistant Controller when he joined West Marine in July 2000. Mr. Van Handel started sailing soon after joining West Marine and crewed in the 2004 West Marine Pacific Cup race from San Francisco to Oahu. He enjoys spending weekends participating in one-design sailboat races and regattas on the San Francisco Bay.

Bruce Edwards, 45, is our Executive Vice President of Stores and Port Supply, responsible for the sales and operations of our 370 stores and wholesale divisions. Mr. Edwards joined West Marine in December 1986, and prior to his promotion in June 2007, he has held the positions of Senior Vice President of Stores, Vice President of Retail Operations, Regional Manager, Director of Store Operations and District Manager for West Marine. Mr. Edwards has been actively involved in the marine industry for more than 20 years, and has been a life long boater, racing sailboats competitively for over 30 years.

Ron Japinga, 45, is our Executive Vice President of Marketing and Merchandising. Prior to his promotion in June 2007, he had served as our Senior Vice President of Merchandising since February 2006. Previously, Mr. Japinga served as Vice President and Divisional Merchandise Manager of Kohl's Department Stores. Prior to joining Kohl's, he was Vice President/General Merchandise Manager and Director of Stores and Visual Merchandising for Duty Free Shops Group Limited from 2001 to 2006 and was Vice President/Divisional Merchandise Manager for Macy's Department Stores prior to 2001. Mr. Japinga has been an avid boater since his youth and enjoys taking his powerboat out on the weekends with his wife and children for fishing, waterskiing and basic pleasure boating.

Executive Compensation

The following tables set forth certain information for fiscal year 2007 concerning the cash and non-cash compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to or paid to, our principal executive officer, our former principal executive officer, our principal financial officer and our three other most highly compensated named executive officers.

Summary Compensation Table

The following table sets forth certain information for fiscal year 2007 concerning the cash and non-cash compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to or paid to, our named executive officers, as well as our former chief executive officer.

Name and Principal Position	Year	Salary ($)[4]	Bonus ($)[5]	Restricted Stock Awards ($)[6]	Option Awards ($)[7]	All Other Compensation ($)[8]	Total ($)
Geoffrey A. Eisenberg[1] Chief Executive Officer	2007 2006	9,596	0 0	0 0	0	530 0	10,126 0
Thomas R. Moran Chief Financial Officer	2007 2006	279,923 0	0 0	0 0	69,263 0	96,130 0	445,316 0
Peter Van Handel[2] Chief Accounting Officer	2007 2006	195,371 184,616	0 5,700	1,658 1,658	23,930 6,227	11,287 9,760	232,246 207,961
Bruce Edwards Executive Vice President of Stores and Port Supply	2007 2006	351,496 337,997	20,000 20,000	34,257 33,160	66,340 14,790	25,041 21,228	497,134 427,175
Ronald Japinga[3] Executive Vice President of Marketing and Merchandising	2007	328,846	0	0	137,397	74,549	540,792
Peter L. Harris[2] Former Chief Executive Officer	2007 2006	787,692 800,000	0 0	0 0	253,700 0	1,285,222 23,827	2,326,614 823,827

(1) Mr. Eisenberg became the President and Chief Executive Officer effective on December 10, 2007. Prior to this appointment, Mr. Eisenberg was a non-executive board member and received standard compensation as a member of the board during 2007. Details regarding this compensation are set forth in the Director Compensation table below.

(2) Messrs. Van Handel and Harris left West Marine in April 2008 and December 2007, respectively. For more information regarding the severance paid to Messrs. Van Handel and Harris see "Other Post-Employment Payments" below.

(3) Mr. Japinga was promoted to an executive officer position in June 2007.

(4) Includes any employee contributions to the 401(k) and non-qualified deferred compensation plans.

(5) Includes a discretionary bonus paid to Mr. Edwards of $20,000 in 2007 for fiscal year 2006 performance and a $20,000 bonus paid to him in 2007 for his promotion to executive vice president.

(6) Reflects restricted stock awards granted prior to 2006 for which restrictions lapsed in 2006 and 2007. For a description of the methodology and assumptions used to determine the amounts recognized in West Marine's fiscal year 2007 financial statements pursuant to Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" (SFAS 123R) and reported in the table, see Note 4 to West Marine's consolidated financial statements filed with its Form 10-K for the fiscal year ended December 29, 2007 (the 2007 Financial Statements).

(7) Reflects the amount recognized for financial statement reporting purposes for the fiscal years ended December 29, 2007 and December 30, 2006. For a description of the methodology and assumptions used to determine the amounts recognized in the 2007 Financial Statements pursuant to SFAS 123R, see Note 4 to the 2007 Financial Statements.

(8) The amounts reported as All Other Compensation for 2007 for each of the named executive officers consist of the following:

	401(k) Plan Matching	Life Insurance Premiums	Wellness Benefits	Financial Planning	Executive Relocation	Life Insurance, Wellness Benefit, Financial Planning & Executive Relocation Tax Gross-Up	Payout of Accrued Paid-Time-Off	Severance Payments
Geoffrey A. Eisenberg	$ 521	$ 9	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Thomas R. Moran	1,333	4,103	2,500	0	51,548	36,646	0	0
Peter Van Handel	3,224	243	2,500	0	0	1,538	3,782	0
Bruce Edwards	3,713	1,733	0	3,400	0	2,349	13,846	0
Ronald Japinga	0	2,613	2,500	3,346	39,722	26,368	0	0
Peter L. Harris	0	10,994	2,500	3,500	0	8,051	60,177	1,200,000

Pursuant to his employment agreement entered into on December 10, 2007, Mr. Eisenberg is entitled to receive an annual salary of $499,000, with increases possible following each annual review in accordance with company guidelines for pay increases. Mr. Eisenberg also is eligible annually to receive a bonus with a target amount equal to 100% of his annual salary; the bonus will be increased or decreased depending upon whether the company achieves its financial targets for the 2008 year. Mr. Eisenberg also is required to develop a long-term incentive plan for senior management for 2008 pursuant to which he will be eligible to earn an additional bonus, up to a maximum of $250,000 to be paid in restricted stock or deferred compensation, based on progress made toward achieving the company's strategic goals, as established by the Board. Additionally, based upon the actions of our Governance and Compensation Committee taken on December 10, 2007, in accordance with the company's equity award grant policy, on January 15, 2008 (i.e., the 10th business day of the calendar month following his appointment), Mr. Eisenberg was awarded options to purchase 400,000 shares of the company's stock, with a term of 5 years and vesting over a three year period. In addition, for calendar years 2009 and 2010, provided he remains employed as our Chief Executive Officer and certain predetermined performance goals have been met, Mr. Eisenberg will receive an award of options to purchase an additional 50,000 shares of the company's stock, with vesting in 2009 over two years and in 2010 after one year, based on achievement of certain non-financial and financial goals established by the Board. For more information about Mr. Eisenberg's employment agreement, see "Other Post-Employment Payments" below.

Neither Messrs. Japinga nor Edwards has an employment agreement with West Marine, but they each have a termination agreement described below. Additionally, Mr. Harris' employment agreement and Mr. Van Handel's termination agreement provided for certain severance payments and benefits. For more information about these severance benefits, see "Other Post-Employment Payments" below.

Grants of Plan-Based Awards in 2007

West Marine provides long-term incentives to the named executive officers through awards under our Equity Incentive Plan. The Equity Incentive Plan provides for various forms of equity-based incentive compensation with respect to our common stock, including stock options, stock appreciation rights, stock bonuses, restricted stock awards and performance units and awards consisting of combinations of such incentives.

The following table sets forth information regarding stock options and restricted stock awards granted under our Equity Incentive Plan to our named executive officers during the fiscal year ended December 29, 2007.

Name	Grant Date	Date Approved[1]	Awards of Stock Options Under Equity Incentive Plan (#Sh)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
Geoffrey A. Eisenberg[3]	May 10, 2007	May 10, 2007	3,000	13.59	12,240
Thomas R. Moran	March 8, 2007 June 1, 2007	December 8, 2006 May 10, 2007	50,000 25,000	16.72 14.88	291,500 126,750
Peter Van Handel[4]	June 1, 2007	May 10, 2007	12,000	14.88	60,840
Bruce Edwards	June 1, 2007	May 10, 2007	40,000	14.88	202,800
Ronald Japinga	June 1, 2007	May 10, 2007	40,000	14.88	202,800
Peter L. Harris[5]	June 1, 2007	May 10, 2007	75,000	14.88	380,250

(1) The Governance and Compensation Committee met and approved the awards on May 10, 2007 but made them effective and determined the exercise price as of June 1, 2007. Pursuant to his December 11, 2006 employment agreement, Mr. Moran received an initial hire grant of 50,000 options, but the options were subject to the approval of the Board at, and were to be priced the day of, the next regularly scheduled meeting of the board of directors following his start date.

(2) Represents the grant date fair market value of the stock option grant, as determined under SFAS 123R. For a description of the methodology and assumptions used to determine the grant date fair market value pursuant to SFAS 123R, see Note 4 to the 2007 Financial Statements.

(3) Awarded to Mr. Eisenberg as a non-executive member of the Board.

(4) Mr. Van Handel's outstanding stock options ceased vesting as of April 11, 2008.

(5 These stock options, granted on June 1, 2007, vest over a three-year period. Under the terms of his employment agreement, Mr. Harris will continue to vest in only two of the three years and thus will forfeit one-third of these options.

No executive officer received a grant of restricted stock in 2006 or 2007, other than Mr. Eisenberg in his prior role as a director. All stock options granted in fiscal year 2007 become vested in three equal installments of 33%, 33% and 34%, respectively, of the total award, vesting on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, provided that if the executive officer's employment terminates earlier, then except as described below, the stock options will lapse (and become nonexercisable) immediately upon such event. Notwithstanding the foregoing, if Mr. Eisenberg's employment is terminated without cause, or if he is constructively terminated prior to December 10, 2010, or he resigns his employment within six months following a change in control of West Marine, then Mr. Eisenberg will not continue to vest in any outstanding stock options, but will be able to exercise such stock options for a period of 12 months after the termination of his employment.

Under their respective termination agreements, Messrs. Edwards and Japinga each have the right for a period of 15 months to continue to exercise any stock options which were vested on the date of the adverse job change. Under his termination agreement, Mr. Van Handel has the right through April 11, 2009 to exercise any stock options which were vested as of April 11, 2008.

West Marine made no material modifications to any outstanding equity-based awards during the last fiscal year (e.g., repricing, extension of exercise periods, change of vesting or forfeiture conditions, or change or elimination of applicable performance criteria).

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options and restricted stock awards held by the named executive officers and outstanding as of December 29, 2007.

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Geoffrey A. Eisenberg(1)	3,000	--	13.5900	May 10, 2012	441	3,978
	3,000	--	14.6100	May 4, 2011		
	3,000		17.2650	May 11, 2012		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
	7,500		8.1250	July 27, 2010		
Thomas R. Moran	0	25,000(2)	14.8800	June 10, 2012	--	--
	0	50,000	16.7200	March 8, 2012	--	--
Peter Van Handel	0	12,000(4)	14.8800	June 1, 2012	--	--
	2,400	7,200(4)	14.7000	June 1, 2011		
	3,000		16.5800	June 1, 2012	200(4)	1,804
	4,000		29.7000	February 27, 2014		
	2,400		15.5400	April 22, 2013		
	3,840		16.1100	March 28, 2013		
	336		17.3030	February 12, 2012		
	120		4.3750	January 19, 2011		
Bruce Edwards	0	40,000(2)	14.8800	June 1, 2012	--	--
	5,700	17,100(3)	14.7000	June 1, 2011	--	--
	32,000		16.5800	June 1, 2012	4,000(5)	36,080
	19,000		29.7000	February 27, 2014		
	19,000		16.1100	March 28, 2013		
	15,600		17.3030	February 12, 2012		
	5,120		4.3750	January 19, 2011		
	4,000		8.4688	March 2, 2010		
	2,000		21.5000	January 28, 2008		
Ronald Japinga	0	40,000(2)	14.8800	June 1, 2012	--	--
	12,500	37,500(3)	15.1150	March 31, 2011		
Peter L. Harris	0	75,000(2)	14.8800	May 10, 2012	--	--
	360,000		24.6200	January 3, 2015	--	--

(1) All stock option and restricted stock reported in this table for Mr. Eisenberg were awarded to him as a non-executive member of the Board.

(2) All stock options granted in fiscal year 2007 vest in three installments of 33%, 33% and 34% on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, provided that if the executive officer's employment terminates earlier, then the stock options will lapse (and become unexercisable) immediately upon such event, except that, under the terms of Mr. Harris' employment agreement, his grant will continue to vest for 18 months and all vested stock options will be exercisable for 24 months following his December 10, 2007 termination date.

(3) All stock options granted in fiscal year 2006 vest in four equal installments of 25% on the anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, provided that if the executive officer's employment terminates earlier, then, except as described above, the stock options will lapse (and become unexercisable) immediately upon such event.

(4) Unvested stock options and unvested restricted stock were forfeited upon Mr. Van Handel's departure on April 11, 2008.

(5) Grant made in 2005 that vest in four equal installments of 25% on each anniversary date of the grant. No executive officer received a grant of restricted stock in 2006.

Option Exercises and Restricted Stock Vested

The following table sets forth information related to the exercise of stock options and the vesting of restricted stock during fiscal year 2007.

	Option Awards		Restricted Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Geoffrey A. Eisenberg[(1)]	--	--	410	5,679[(4)]
Thomas R. Moran	--	--	--	--
Peter Van Handel[(2)]	--	--	100	1,490[(5)]
Bruce Edwards[(3)]	6,000	67,186	2,000	29,800[(5)]
Ronald Japinga	--	--	--	--
Peter L. Harris	--	--	--	--

(1) Mr. Eisenberg, as a non-executive member of the Board, was awarded 410 restricted shares on May 4, 2006. This award fully vested on May 4, 2007.

(2) Mr. Van Handel was awarded 400 restricted shares on June 1, 2005 with vesting to occur in four equal installments, on each anniversary of the grant date, from June 1, 2006 through June 1, 2009. Vesting ceased upon Mr. Van Handel's departure on April 11, 2008, and the remaining unvested shares were forfeited.

(3) Mr. Edwards was awarded 8,000 restricted shares on June 1, 2005 with vesting to occur in four equal installments, on each anniversary of the grant date, from June 1, 2006 through June 1, 2009. In addition, Mr. Edwards exercised 4,000 stock options on March 21, 2007, of which 2,000 had an exercise price of $8.4688 per share and the remaining 2,000 had an exercise price of $4.3750 per share. Mr. Edwards sold all 4,000 shares for $17.4427 per share. Mr. Edwards also exercised 2,000 shares on August 6, 2007 with an exercise price of $4.3750 per share, which he sold for $15.9265 per share.

(4) Based on a price per share of $13.85 which was the closing share price of West Marine's common stock on the NASDAQ Global Market on May 4, 2007, the date the stock vested.

(5) Based on a price per share of $14.90 which was the closing share price of West Marine's common stock on the NASDAQ Global Market on June 1, 2007, the date the stock vested.

Nonqualified Deferred Compensation

The following table sets forth information regarding deferrals, earnings and distributions under the West Marine Deferred Compensation Plan for fiscal year 2007 and the deferred compensation account balance as of December 29, 2007:

Name	Executive contributions in last fiscal year ($)*	Registrant contributions in last fiscal year ($)	Aggregate earnings in last fiscal year ($)	Aggregate withdrawls/ distributions ($)	Aggregate balance at December 29, 2007 ($)
Geoff Eisenberg	--	--	--	--	--
Thomas A. Moran	--	--	--	--	--
Peter Van Handel	--	--	4,746	--	120,701
Bruce Edwards	11,235	--	1,925	--	115,209
Ronald Japinga	--	--	--	--	--
Peter L. Harris	--	--	--	--	--

* These amounts also are reported in the Salary and Bonus columns of the Summary Compensation Table.

Eligible associates may defer the receipt of up to 50% of base salary and up to 100% of bonus and other cash incentive compensation under the West Marine Deferred Compensation Plan. West Marine may elect to make matching contributions or other discretionary contributions to the Deferred Compensation Plan but has not done so to date. Amounts deferred under the Deferred Compensation Plan are credited with earnings at market rates, based upon the participant's choice of investments. The participant may elect to change an investment choice at any time. In 2007, the reference funds for the investments earned the following rates of return:

West Marine, Inc. Deferred Compensation Plan – 2007 Annual Returns	
BlackRock Money Market	5.04%
Western Asset U.S. Government	4.35%
Neuberger Berman Real Estate	-14.79%
Legg Mason Social Awareness	10.90%
Legg Mason Equity Index	5.19%
T. Rowe Price Large Cap Growth	9.15%
MFS Total Return	4.18%
Janus Aspen Worldwide Growth	9.36%
Harris Oakmark International	-0.86%
BlackRock Aggressive Growth	20.42%
Russell 2000 Index Portfolio	-1.75%
Dreyfus Developing Leaders	-11.06%

Amounts deferred generally may be withdrawn as of a particular date selected in advance by the participant, following the participant's termination of employment or in the event the participant suffers a financial hardship.

Other Post-Employment Payments

The following tables summarize the compensation and benefits each named executive officer would have been entitled to receive under his employment or severance agreements and the terms of the perquisites if his employment with West Marine had terminated as of December 29, 2007 or did receive upon termination of employment. The tables do not include amounts payable under the non-qualified deferred compensation plan, the 401(k) plan, or the employee benefit plans in which associates are eligible to participate on a non-discriminatory basis (e.g., stock purchase plan, group health, group term life, accidental death and disability and long-term disability).

Mr. Eisenberg:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	--	$499,000	--	$499,000	124,750
Short-term incentive (100% of base salary)	--	--	--	--	--
Stock option vesting	--	--	--	--	--
Restricted stock vesting	--	--	--	--	--
Benefits and Perquisites:					
Post-termination health care	--	13,134	--	13,134	--
Life insurance proceeds	--	--	--	--	1,500,000
Accrued vacation pay	--	--	--	--	--
Other perquisites	--	--	--	--	--
Tax gross-up	--	--	--	--	--
Total:	--	$512,134	--	$512,134	$1,624,750

[1] Severance is paid in substantially equal amounts over 12 months.

Mr. Moran:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	--	$325,000	--	--	--
Short-term incentive (100% of base salary)	--	--	--	--	--
Stock option vesting	--	--	--	--	--
Restricted stock vesting	--	--	--	--	--
Benefits and Perquisites:					
Post-termination health care	--	--	--	--	--
Life insurance proceeds	--	--	--	--	$750,000
Accrued vacation pay	$19,638	19,638	$19,638	19,638	19,638
Other perquisites	--	--	--	--	--
Tax gross-up	--	--	--	--	--
Total:	$19,638	$344,638	$19,638	$19,638	$769,638

[1] Severance is paid in substantially equal amounts over 12 months.

Mr. Van Handel: The following table sets forth the benefits and payments made or to be made to Mr. Van Handel as a result of his involuntary termination of employment as of April 11, 2008.

Executive Benefit and Payments Upon Termination		Involuntary (Not for Cause or Constructive) Termination			
Compensation:					
Base Salary [1]		$147,488			
Short-term incentive (100% of base salary)		--			
Stock option vesting		--			
Restricted stock vesting		--			
Benefits and Perquisites:					
Post-termination health care		504			
Life insurance proceeds		--			
Accrued vacation pay		3,954			
Other perquisites		--			
Tax gross-up		--			
Total:		$151,946			

[1] Severance is paid in substantially equal amounts over nine months.

Mr. Edwards:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	--	$360,000	--	--	--
Short-term incentive (100% of base salary)	--	--	--	--	--
Stock option vesting	--	--	--	--	--
Restricted stock vesting	--	--	--	--	--
Benefits and Perquisites:					
Post-termination health care	--	6,661	--	--	--
Life insurance proceeds	--	--	--	--	$1,000,000
Accrued vacation pay	$56,666	56,666	$56,666	$56,666	56,666
Other perquisites	--	--	--	--	--
Tax gross-up	--	--	--	--	--
Total:	$56,666	$423,327	$56,666	$56,666	$1,056,666

[1] Severance is paid in substantially equal amounts over 12 months.

Mr. Japinga.

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	--	$350,000	--	--	--
Short-term incentive (100% of base salary)	--	--	--	--	--
Stock option vesting	--	--	--	--	--
Restricted stock vesting	--	--	--	--	--
Benefits and Perquisites:					
Post-termination health care	--	9,103	--	--	--
Life insurance proceeds	--	--	--	--	1,000,000
Accrued vacation pay	$13,862	13,862	$13,862	$13,862	13,862
Other perquisites	--	--	--	--	--
Tax gross-up	--	--	--	--	--
Total:	$13,862	$372,965	$13,862	$13,862	$1,013,862

[1] Severance is paid in substantially equal amounts over 12 months.

Mr. Harris: The following table sets forth the benefits and payments made or to be made to Mr. Harris as a result of his involuntary termination on December 10, 2007.

Executive Benefit and Payments Upon Termination		Involuntary (Not for Cause or Constructive) Termination			
Compensation:					
Base Salary [1]		$1,200,000			
Short-term incentive (100% of base salary)		--			
Stock option vesting		250,965			
Restricted stock vesting		--			
Benefits and Perquisites:					
Post-termination health care [2]		19,034			
Life insurance proceeds		--			
Accrued vacation pay		60,177			
Other perquisites		--			
Tax gross-up		--			
Total:		$1,530,176			

[1] Severance was paid in a lump sum on January 8, 2008.

[2] Based upon current annual cost of $13,288 per year, adjusted for 11% annual increase in premiums and reduced to a present value using a 6% interest rate.

West Marine has agreed to pay Mr. Eisenberg severance benefits in the event his employment is involuntarily terminated. If Mr. Eisenberg's employment is terminated without cause, or if he is constructively terminated prior to December 10, 2010 or he resigns within six months following a change in control of West Marine, then he will be entitled to receive a severance payment equal to 12 months of his base salary, to receive a pro-rated bonus for the year in which his employment is terminated, to exercise such stock options for a period of 12 months after the termination of his employment (provided that such one-year period cannot extend beyond the expiration date of any stock option), and to have the company continue to pay the premiums to continue Mr. Eisenberg's health insurance coverage under COBRA for a period of 12 months or until he becomes eligible for coverage under another employer's group health insurance plan, whichever is a shorter period of time.

If West Marine experiences a change of control during the term of Mr. Eisenberg's employment as Chief Executive Officer, all of his outstanding unvested stock options will become fully-vested and exercisable immediately prior to consummation of the change of control. A "change of control" means any transaction or series of related transactions that results in the direct or indirect transfer to one or more persons or entities of more than 50% of the aggregate voting power of all classes of equity securities of West Marine, except if such person or entity is (a) a subsidiary or parent of West Marine; (b) West Marine's equity-based incentive compensation plan; (c) an entity formed to hold West Marine's common equity securities, provided the owners of such entity, on the date such entity became the holder of West Marine's common equity securities, are comprised of substantially all of the equity owners of West Marine immediately prior to that date; or (d) Mr. Repass or an entity controlled by Mr. Repass' family.

Per the terms of his employment agreement dated December 8, 2006, as amended on September 27, 2007, West Marine has agreed to pay Mr. Moran severance benefits in the event his employment is terminated without cause or if his employment is constructively terminated. In such event, in addition to accrued wages (such as base salary and accrued paid time off through the date of termination), he will be entitled to severance pay equal to 12 months of his base salary, payable over the twelve month period following the date of termination, and if the termination occurs during the second half of West Marine's fiscal year, a pro-rated bonus for the year in which his employment is terminated. No severance benefits are payable if Mr. Moran's employment is terminated voluntarily, as a result of his death or disability, or if West Marine terminates his employment for cause.

In April 2007, West Marine entered into an executive termination and compensation agreement with Mr. Van Handel that provides Mr. Van Handel with special rights if he is subjected to an adverse job change for reasons other than cause, death or disability. An adverse job change consists of a substantial reduction in Mr. Van Handel's job responsibilities, title, position or full-time employment. Under the agreement, if the adverse job change occurred in the second half of the West Marine's fiscal year, Mr. Van Handel will be entitled to a prorated bonus for the year that included the adverse job change. In addition, for a period of nine months following an adverse job change, Mr. Van Handel will be entitled to receive his base salary and group health insurance benefits, and he will be able to continue to exercise any stock options which were vested on the date of the adverse job change for a period of one year following the date thereof. Mr. Van Handel experienced an adverse job change on April 11, 2008.

In September 2004, West Marine entered into an executive termination and compensation agreement with Mr. Edwards that provides Mr. Edwards with special rights if he is subjected to an adverse job change for reasons other than cause, death or disability. An adverse job change consists of a substantial reduction in Mr. Edwards' job responsibilities, title, position or full-time employment. Under the agreement, if the adverse job change occurred in the second half of the West Marine's fiscal year, Mr. Edwards will be entitled to a prorated bonus for the year that included the adverse job change. In addition, for a period of one year following an adverse job change, Mr. Edwards will be entitled to receive his base salary and group health insurance benefits, and he will be able to continue to exercise any stock options which were vested on the date of the adverse job change for a period of 15 months following the date thereof.

In February 2006, West Marine entered into an executive termination and compensation agreement with Mr. Japinga that provides Mr. Japinga with severance benefits if his employment is terminated for reasons other than cause, death or disability. Under the agreement, Mr. Japinga receive his base salary for twelve months, and if the termination occurs in the second half of the West Marine's fiscal year, Mr. Japinga will be entitled to a prorated bonus for the year in which the termination occurs. In addition, for a period of one year following such termination,

Mr. Japinga will be entitled to receive group health insurance benefits for 12 months (unless he obtains alternate employment that provides for health benefits) and will be able to continue to exercise any stock options which were vested on the date of termination for a period of 15 months following the date thereof.

Under his employment agreement, West Marine had agreed to pay Mr. Harris severance benefits in the event his employment was involuntarily terminate. Since Mr. Harris' employment was terminated without cause in December 2007, he was entitled to receive, and did receive, a severance payment equal to 18 months of his base salary, to continue to vest in any outstanding stock options for a period of 18 months and to continue to exercise such stock options for a period of 24 months after the termination of his employment. In addition, he is entitled to participate in West Marine's group health benefits for 24 months following the termination of his employment.

Director Compensation

The following table sets forth certain information for fiscal year 2007, concerning the cash and non-cash compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to or paid to, Mr. Repass, Mr. Eisenberg and directors who are not employees of West Marine. Following his appointment as the company's Chief Executive Officer on December 10, 2007, Mr. Eisenberg will not receive any compensation for serving on the Board of Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Randolph K. Repass	100,000	0	0	0	100,000
Geoffrey A. Eisenberg	26,000	14,000	12,240	0	52,240
David McComas	35,500	27,590	0	0	63,090
Alice Richter	43,000	27,590	0	1,291	71,881
Peter Roy	36,000	27,590	0	0	63,590
Daniel J. Sweeney, Ph.D.	41,000	27,590	0	185	68,775
William U. Westerfield	43,000	14,000	12,240	0	69,240

(1) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 29, 2007 in accordance with SFAS 123(R). For a description of the methodology and assumptions used to determine the amounts recognized in the 2007 Financial Statements pursuant to SFAS 123R, see Note 4 to the 2007 Financial Statements.

(2) Reflects reimbursement for continuing education courses. Does not reflect value of benefits available on a nondiscriminatory basis to associates (e.g., health insurance and store discounts) or any reimbursements for travel or other out-of-pocket expenses reimbursed for travel to meetings or other matters incidental to their service as a West Marine director.

The following table sets forth information regarding stock options and restricted stock awards held by West Marine directors other than Geoff Eisenberg and outstanding as of December 29, 2007:

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Nonexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Randolph K. Repass	--	--	--	--	--	--
David McComas	--	--	--	--	1,441	19,583
	3,000		17.2650	May 11, 2012		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
	2,000		8.6250	May 10, 2010		
	9,302		10.7500	May 5, 2009		
	5,000		20.0000	May 20, 2008		
Alice Richter	--	--	--	--	1,441	19,583
Peter Roy	--	--	--	--	1,441	19,583
	3,000		14.6100	May 4, 2011		
	3,000		17.2650	May 11, 2012		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
Daniel J. Sweeney, Ph.D.	--	--	--	--	1,441	19,583
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
William U. Westerfield	3,000	--	13.5900	May 10, 2012	441	5,993
	3,000		14.6100	May 4, 2011		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		

Non-employee directors are paid director fees of:

- $2,000 for each Board meeting attended, payable on the meeting date;
- $16,000 as an annual cash retainer, payable quarterly; and
- $8,000 in the form of West Marine common stock and $6,000 of restricted stock granted under the Equity Incentive Plan, payable as of each annual meeting of stockholders. The $6,000 of restricted stock vests one year after the date it is granted.

In addition, following each annual meeting of stockholders, each non-employee director, if nominated for re-election and so elected by stockholders, receives a grant of, at their election, either an option exercisable for 3,000 shares of common stock or 1,000 shares of restricted stock. However, following the first annual meeting at which a director is nominated for election and so elected by stockholders, such a director instead receives a grant of, at their election, either an option exercisable for 4,500 shares of common stock or an award of 1,500 shares of restricted stock. No nominees for the 2008 Annual Meeting of Stockholders are eligible for this enhanced grant. The options are granted with an exercise price equal to the fair market value of West Marine's common stock on the grant date, and the options will become exercisable six months following the date of the award. All restricted shares vest one year after the grant date. The Board generally expects that directors will hold the shares received as restricted stock grants until such time as they leave the West Marine Board of Directors.

Ms. Richter, the Audit Committee Chair and designated as one of two audit committee financial experts under Securities and Exchange Commission rules, will continue to receive an additional annual retainer of $17,000, and Mr. Westerfield, the other Audit Committee member whom the Board also has designated as an audit committee financial expert, also will continue to receive an additional annual retainer of $17,000. The remaining member of the Audit Committee, Mr. Roy, will continue to receive an additional annual retainer of $12,000. The chairman of the Governance and Compensation Committee will continue to receive an additional annual retainer of $15,000, and each other member of the Governance and Compensation Committee will continue receive an additional annual retainer of $9,500.

All non-employee directors will continue to be reimbursed for travel and other out-of-pocket expenses incurred by them that are incidental to their service on the Board of Directors. In addition, all directors will be reimbursed for Board continuing education course fees up to $5,000 per annum, provided that such courses are accredited by Risk Metrics Group (formerly Institutional Shareholder Services). Based on management's recommendation, our Governance and Compensation Committee has suspended this reimbursement for 2008.

Directors who are associates of West Marine do not receive any compensation for serving on the Board of Directors.

The Chairman of the Board of Directors of West Marine, Randolph K. Repass, had a base salary in fiscal year 2007 of $100,000, but has agreed to forego such salary for fiscal year 2008. Mr. Repass currently beneficially owns 5,421,558 shares or approximately 24.8% of the outstanding common stock. In 2007, Mr. Repass established the Randolph K. Repass Retained Annuity Trust No.1, a Grantor Retained Annuity Trust established under Section 2702 of the Internal Revenue Code, in which Mr. Repass retains a limited pecuniary interest. Neither he, his wife nor any other member of his family retains or shares investment or voting control over the shares held in such trust. Mr. Repass has not been granted any stock options since West Marine's initial public offering in 1993 and receives no bonus.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about West Marine's equity compensation plans as of December 29, 2007. All outstanding awards relate to West Marine's common stock.

	(a)	(b)	(c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)**	**Weighted-average exercise price of outstanding options, warrants and rights ($)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)**
Equity compensation plans/arrangements approved by securityholders	2,914,874 [(1)]	$17.960 [(1)]	478,395 [(2)]
Equity compensation plans/arrangements not approved by securityholders	- 0 -	- 0 -	- 0 -

(1) Pertains to stock options outstanding under the Equity Incentive Plan. Does not include 28,440 shares of restricted stock issued under the Equity Incentive Plan. Also does not include purchase rights accruing under the Associate Stock Buying Plan as the number of shares issuable and the exercise price under that plan will not be determinable until the end of the current offering period, April 30, 2008.

(2) Includes 478,395 shares of common stock reserved for future issuance under the Equity Incentive Plan. Does not include 352,138 shares of common stock currently reserved for issuance under the Associates Stock Buying Plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table indicates, as to (i) each person who is known to own beneficially 5% or more of the outstanding shares of our common stock, (ii) each director and director nominee, (iii) each named executive officer and (iv) all directors and executive officers at December 29, 2007 as a group, the number of shares and percentage of common stock beneficially owned as of March 26, 2008. As of the close of business on March 26, 2008, there were outstanding 21,893,741 shares of common stock of West Marine.

	Common Stock Beneficially Owned as of March 26, 2008(1)	
Beneficial Owner	**Number of Shares**	**Percent**
Randolph K. Repass	5,421,558 (2)	24.8%
Geoffrey A. Eisenberg	885,943 (3)	4.0%
Thomas R. Moran	75,000 (4)	*
Peter Van Handel	35,801 (4)	*
Bruce Edwards	165,524 (4)	*
Ronald Japinga	90,000 (4)	*
David McComas	42,625 (5)	*
Alice M. Richter	7,921 (5)	*
Peter Roy	27,943 (5)	*
Daniel J. Sweeney	14,143 (5)	*
William U. Westerfield	16,943(5)	*
All directors and executive officers as a group (11 persons)	6,783,401(6)	30.9%
Peter L. Harris	435,000 (7)	2.0%
Franklin Resources, Inc	4,757,346 (8)	21.7%
Thales Fund Management, L.L.C.	1,874,237 (9)	8.6%
Dimensional Fund Advisors, LP	1,628,066 (10)	7.4%
Royce Associates, L.L.C..	1,216,344 (11)	5.6%

* Less than one percent.

(1) Except as otherwise noted, each person has sole voting and investment power over the common stock shown as beneficially owned, subject to community property laws where applicable.

(2) The address of Mr. Repass is 500 Westridge Drive, Watsonville, California 95076-4100. Includes 254,600 shares held by Mr. Repass' wife, 23,200 shares held by Mr. Repass' minor son, 6,000 shares held in trust for the benefit of Mr. Repass' grandchildren and 185,900 shares held by the Repass-Rodgers Family Foundation Inc. Mr. Repass has sole voting and dispositive power with respect to 5,166,958 shares and is deemed to have shared voting and dispositive power with respect to 254,600 shares. Mr. Repass disclaims beneficial ownership of all shares attributed to his spouse and all shares held by the Repass-Rodgers Family Foundation. The beneficial ownership reported does not include 1,000,000 shares held by the Randolph K. Repass Retained Annuity Trust No. 1. Although Mr. Repass retains a limited pecuniary interest in these shares, neither Mr. Repass, his wife nor any other member of his family retains or shares investment or voting control over the shares.

(3) Includes stock options exercisable within 60 days to purchase 424,500 shares and 441 restricted shares that vest on May 10, 2008.. Also includes 10,640 shares held by Mr. Eisenberg's children.

(4) Includes stock options exercisable within 60 days to purchase shares as follows: Thomas R. Moran, 75,000 shares; Peter Van Handel, 35,296; Bruce Edwards, 157,520; and Ronald Japinga, 90,000 shares. Includes

restricted stock granted in 2005 that vest in four equal installments of 25% on each anniversary date of the grant as follows: Peter Van Handel, 100 shares; and Bruce Edwards, 2,000 shares.

(5) Includes stock options exercisable within 60 days to purchase shares as follows: David McComas, 27,302 shares; Alice M. Richter, 0 shares; Peter Roy, 14,000 shares; Daniel J. Sweeney, 8,000 shares; and William Westerfield, 12,000 shares. Includes restricted stock that vest on May 10, 2008 as follows: David McComas, 1,441 shares; Alice M. Richter, 1,441 shares; Peter Roy, 1,441 shares; Daniel J. Sweeney, 1,441 shares; and William Westerfield, 441 shares

(6) Includes stock options exercisable within 60 days to purchase 1,253,118 shares.

(7) Includes 435,000 stock options exercisable within 60 days to purchase shares.

(8) The information contained in the table and these footnotes with respect to Franklin Resources, Inc. is based solely on a statement on Schedule 13G, reporting beneficial ownership as of December 31, 2007, to the effect that (a) it (directly or indirectly) has sole dispositive power over all these shares, (b) it has sole voting power over all of these shares and no shared voting power and (c) these shares are held by investment companies and institutional accounts which are advised by subsidiaries of Franklin Resources, Inc. pursuant to advisory contracts which grant to such subsidiaries all investment and voting power over these shares.

(9) The information contained in the table and these footnotes with respect to Thales Fund Management, L.L.C. is based solely on a statement on Schedule 13G, reporting beneficial ownership as of December 31, 2007, Temujin Fund Management, L.L.C. serves as Investment Advisor, with full investment discretion, to Temujin Holdings, Ltd with respect to the shares of common stock directly owned by the Fund and which is jointly owned by Thales Fund Management, L.L.C.

(10) The information contained in the table and the footnotes with respect to Dimensional Fund Advisors, LP. Is based solely on a statement on Schedule 13G, reporting beneficial ownership as of December 31, 2007, to the effect that (a) it (directly or indirectly) has shared dispositive power over all of these shares and (b) it has shared voting power over all of these shares.

(11) The information contained in the table and the footnotes with respect to Royce & Associates, L.L.C. Is based solely on a statement on Schedule 13G, reporting beneficial ownership as of December 31, 2007, to the effect that (a) it has sole dispositive power over all of these shares and (b) it has sole voting power over all of these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership of West Marine common stock with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by Securities and Exchange Commission regulation to furnish West Marine with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports received by West Marine, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, during the period from December 31, 2006 to December 29, 2007, our executive officers, directors and greater than 10% stockholders filed on a timely basis all reports due under Section 16(a), except that the initial statement of beneficial ownership on Form 3 for Mr. Japinga was filed late and a Form 4 reporting one transaction for Mr. Moran was filed late.

CERTAIN TRANSACTIONS

Since February 2002, West Marine has leased its store in Palo Alto, California from the FBO Trust, for which Randolph K. Repass is the trustee. Prior to that, West Marine leased its Palo Alto store directly from Randolph K. Repass. West Marine also leases its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. In addition, West Marine leases its Watsonville Support Center and its stores in Santa Cruz, California and Braintree, Massachusetts from three partnerships. Mr. Repass is a general partner of each such partnership and, together with certain members of his family, owns substantially all of the partnership interests in such partnerships. Geoffrey A. Eisenberg is a 7.5% limited partner in the two partnerships from which West Marine leases its Watsonville Support Center and its store in Santa Cruz, California. Pursuant to these leases, West Marine paid rent to Mr. Repass and such corporation and partnerships, as applicable, during fiscal years 2007, 2006 and 2005 in the aggregate amounts of approximately $1.9 million, $1.7 million and $1.6 million, respectively. Using comparative information, management has determined that these transactions are at terms that are favorable to West Marine.

West Marine purchased merchandise from a supplier in which Mr. Repass was an investor and a member of the board of directors. Additionally, Mr. Repass' brother was the president and his father was a member of the board of directors and a major stockholder of the related supplier. The supplier was acquired on July 1, 2007 by an unrelated party and as of that date is no longer a related party. The Company's cost of sales during 2007, 2006 and 2005 included $6.8 million, $9.4 million and $9.7 million, respectively, for goods purchased from the related supplier. Accounts payable to the related supplier at year-end 2006 was $0.4 million and purchases from the related supplier included in merchandise inventories at year-end 2006 was $6.5 million. Using comparative information, management has determined that these transactions are at terms that are favorable to West Marine.

AMENDMENT TO OMNIBUS EQUITY INCENTIVE PLAN

(Proposal No. 2)

On April 9, 2008, upon the recommendation of the Governance and Compensation Committee, our Board of Directors adopted, subject to stockholder approval, an amendment to our Equity Incentive Plan. The amendment, if approved, would increase the maximum number of shares available under the Equity Incentive Plan from 7,300,000 shares of West Marine's common stock (which includes previously issued and outstanding shares and shares that remain subject to outstanding awards) to 8,400,000 shares of West Marine's common stock. The Board of Directors believes that the increase in the number of shares available under the Equity Incentive Plan is in the best interest of West Marine and its stockholders.

In order to enhance long-term stockholder value, West Marine needs to maintain competitive associate incentive compensation programs to attract, motivate and retain associates. The Equity Incentive Plan has been, and continues to be, a key component of West Marine's long-term associate incentive compensation and retention programs. The Equity Incentive Plan helps align the interest of West Marine's associates with that of its stockholders by providing an incentive for associates to focus on stockholder value. Furthermore, training new associates is expensive and distracts from core operations, and the Board of Directors believes that offering equity awards is a significant factor in retaining and motivating qualified associates.

The Board of Directors believes that it is critical to West Marine's short-term and long-term success to provide associates with meaningful opportunities to participate in the growth of West Marine and stockholder value. The Governance and Compensation Committee utilizes a consultant from time to time to ensure that West Marine's compensation programs, including awards under the Equity Incentive Plan, remain competitive. In January of this year, West Marine awarded 400,000 options to Mr. Eisenberg in connection with his agreement to become the chief executive officer. As of April 11, 2008, only 78,395 shares remained available for awards under the Equity Incentive Plan, and approximately 50,000 of those shares already are committed to associates who recently have been promoted. Therefore, the Governance and Compensation Committee effectively has very few shares to address West Marine's compensation needs for the next 12 months. In addition, the Board of Directors believes that it is in the best interest of West Marine to obtain authorization for a sufficient number of additional shares so that West Marine (i) will have some certainty that the Equity Incentive Plan will have sufficient shares to continue a competitive equity award program for the approximately two years, or depending upon forfeitures of prior awards, perhaps three years, and (ii) will not incur the marginal cost of seeking stockholder approval each year. Accordingly, the Board of Directors is seeking authorization of an additional 1,100,000 shares for awards under the plan.

It is particularly important that West Marine's equity award program remain competitive at this time. As a result of the decline in West Marine's stock price, a significant number of West Marine's associates hold stock options with exercise prices that are substantially in excess of the current market price of West Marine's common stock. These options are commonly referred to as being underwater, and many associates perceive that these underwater options are of very limited or no value. As a result, the underwater options are no longer effective to motivate or retain existing associates. The following table sets forth information regarding total stock options outstanding, and stock options vested, as of December 29, 2007.

Range of Exercise Prices	Outstanding Options			Exercisable Options		
	Shares Outstanding	Expiration	Weighted Average Exercise	Exercisable Shares	Expiration	Weighted Average Exercise
$ 4.375 – $ 6.5625	109,680	2011	$ 4.50	109,680	2011	$ 4.50
7.000 – 10.500	177,278	2008 – 2010	8.23	177,278	2008 – 2010	8.23
10.750 – 16.125	1,194,089	2008 – 2013	14.99	506,040	2008 – 2013	15.35
16.580 – 24.870	1,053,502*	2008 – 2015	20.16	1,003,502	2008 – 2015	20.33
26.280 – 39.420	380,325	2014	29.60	380,325	2014	29.60
$ 4.375 – 39.420	2,914,874	2008 – 2015	$ 17.96	2,176,825	2008 – 2015	$ 19.10

* Includes options to purchase 360,000 shares of stock at an exercise price of $24.62 which are held by our former Chief Executive Officer and will expire if not exercised by December 10, 2009.

While the Governance and Compensation Committee does not currently expect any material change in its past practices of granting awards under the Equity Incentive Plan, given the decline in West Marine's stock price, the annual grant of options for 2008-2009 may be larger than typical (which generally has involved grants of between approximately 500,000 to 600,000 options per year, excluding grants to the chief executive officer. The 2005 grant included a one-time award of 360,000 options as an initial hiring incentive for our prior chief executive officer. Since 2005, associates (including executive officers but excluding non-employee directors) have been awarded stock options or restricted stock representing 4.0%, 2.2% and 2.7% of the outstanding shares at fiscal year end for 2005, 2006 and 2007, respectively. These awards are made to a wide group of associates (in each of the last three years, the eligible group has exceeded 650 associates), not just to executive officers. The Board of Directors believes that the number of options granted to associates, including executive officers, has been proportional and appropriate, and in light of the number of outstanding stock options which are underwater, the Board of Directors believes that merely looking at the number of outstanding options overstates the potential dilutive effect of the options.

The amendment to increase the number of shares available under the Equity Incentive Plan will allow West Marine to continue to use the plan as an important tool to motivate and retain West Marine's associates, while realigning the long-term interests of West Marine's associates with that of its stockholders. A vote in favor of the proposal will provide our associates with confidence that, with West Marine's improved performance, they will participate in any increased value of West Marine. In addition, a vote in favor of the proposal will permit the Board of Directors to use a cost-effective tool to accomplish important long-term objectives for West Marine.

Description of the Equity Incentive Plan

Set forth below is a summary of the principal features of the Equity Incentive Plan. This summary is qualified in its entirety by reference to the complete text of the plan, which was filed as Exhibit 10.1 to West Marine's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2006, and can be accessed at www.westmarine.com under "Investor Relations." You also can obtain a printed copy can by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Purpose. The purpose of the Equity Incentive Plan is to promote the success and enhance the value of West Marine by linking the personal interests of participating associates, directors and consultants to those of West Marine's stockholders and by providing such associates, directors and consultants with an opportunity to benefit from increases in stockholder value. The plan provides West Marine with the flexibility to use equity awards to motivate, attract and retain the services of the associates, directors and consultants whose judgment, interest and special efforts will directly influence West Marine's success.

Administration. The Equity Incentive Plan is administered by a committee appointed by the Board of Directors, which currently is the Governance and Compensation Committee. Except with respect to certain nondiscretionary awards to the non-employee directors, the Governance and Compensation Committee has sole discretion, subject to the limitations in the plan, to determine the individuals to whom awards will be made, the amounts and types of awards to be made, and the terms, conditions and limitations applicable to each award.

Type and Number of Awards Authorized Under the Plan. The Equity Incentive Plan permits the Governance and Compensation Committee to grant awards of stock options, stock appreciation rights, restricted stock, performance units and performance shares. The Board of Directors has approved, subject to stockholder approval, an additional 1,100,000 shares of common stock to be reserved for issuance under the plan. As of April 11, 2008, the plan had 78,395 shares available for awards, so if this proposal is approved, the aggregate number of shares authorized for issuance will be 8,400,000 and there would be 1,178,395 shares of West Marine's common stock available for awards under the plan (subject to adjustment for any forfeited or expired awards). The number and types of shares available for awards may be adjusted by the Governance and Compensation Committee, in its sole discretion, to reflect any change in the common stock due to any merger, reorganization, consolidation, recapitalization, separation, liquidation, stock dividend, stock split, combination or similar corporate event. In calculating the number of shares available for grant under the Equity Incentive Plan, the Governance and Compensation Committee will deduct (i) one share for each stock option that is exercised, (ii) one share for each stock appreciation right that is exercised and settled in stock (rather than the net shares delivered upon exercise of the stock appreciation right), and (iii) 1.89 shares for each restricted stock, bonus stock or other "full value" award (e.g., performance shares) that vests.

Eligibility to Receive Awards. Key associates of West Marine and its subsidiaries, West Marine's non-employee directors, and persons who provide significant consulting services to West Marine or its subsidiaries (but who are neither associates of West Marine or its subsidiaries nor directors of West Marine) are eligible for awards under the Equity Incentive Plan. So-called "incentive stock options" (which carry special income tax benefits under Section 421 of the Internal Revenue Code) may be granted only to associates. This group of eligible participants consists of approximately 650 individuals. Mr. Repass is not eligible to participate in any awards under the Equity Incentive Plan.

Options. The Governance and Compensation Committee may issue incentive stock options or nonqualified stock options. The exercise price of the shares subject to each stock option (whether an incentive stock option or a nonqualified stock option) may not be less than 100% of the fair market value of the common stock on the date the option is granted. (Under Internal Revenue Service rules, the exercise price of an incentive stock option must be at least 110% of the fair market value of the common stock if on the grant date the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of West Marine or any of its subsidiaries.) Options granted under the Equity Incentive Plan are exercisable at the times and on the terms established by the Governance and Compensation Committee, except that no option may be exercised more than five years after the date the option is granted. The Governance and Compensation Committee may accelerate the exercisability of any option. The option exercise price must be paid in full, in cash or its equivalent, at the time of exercise. The

Governance and Compensation Committee also may permit payment of the option exercise price by the tender of previously acquired shares of West Marine's stock (which has been held at least six months) or such other legal consideration which the Governance and Compensation Committee determines to be consistent with the plan's purpose and applicable law.

Stock Appreciation Rights (SARs). The Equity Incentive Plan permits the grant of three types of SARs: Affiliated SARs, Freestanding SARs and Tandem SARs, and any combination thereof. An Affiliated SAR is one that is granted in connection with an option and under which the SAR automatically will be exercised simultaneously with the exercise of the option. A Freestanding SAR is one that is granted independently of any options. A Tandem SAR is one that is granted in connection with an option, and under which the exercise of the SAR requires a forfeiture of the right to purchase a share under the related option (and, alternatively, when a share is purchased under the option, the SAR is forfeited). The Governance and Compensation Committee has complete discretion to determine the number of SARs granted to any recipient and the terms and conditions of such SARs. However, the grant price of the SAR must be no less than the fair market value of a share of West Marine's common stock on the date of grant, and the SAR may not be exercised more than five years after the date the SAR is granted.

Restricted Stock or Bonus Stock Awards. The Equity Incentive Plan permits the grant of restricted stock and bonus stock awards under which recipients receive shares of common stock, and their right to retain the shares of stock vest in accordance with terms established by the Governance and Compensation Committee. The Governance and Compensation Committee may impose restrictions and conditions on the shares, including, without limitation, restrictions based upon the achievement of specific performance goals (company-wide, divisional and/or individual), and/or restrictions under applicable federal or state securities laws. The Governance and Compensation Committee may accelerate the time at which any restrictions lapse, and/or remove any such restrictions, and may issue shares which are immediately vested.

Director Awards. Immediately after each annual meeting, each non-employee director, if nominated for reelection and so elected by the stockholders, will receive a nondiscretionary grant, at their election, of either (i) an option exercisable for 3,000 shares of common stock or (ii) 1,000 shares of restricted stock. However, following the first annual meeting at which a director is nominated for election and so elected by stockholders, such a director instead will receive a nondiscretionary grant of, at their election, either (i) an option exercisable for 4,500 shares of common stock or (ii) an award of 1,500 shares of restricted stock. The options will be granted with an exercise price equal to 100% of the fair market value of West Marine common stock on the grant date and will become exercisable six months following the date of the award, and may not be exercised more than five years after the date the option is granted. All restricted stock will vest one year after the grant date.

In addition, immediately after each annual meeting, each non-employee director, if nominated for reelection and so elected by the stockholders, will receive a nondiscretionary award of West Marine common stock valued at $8,000 and a nondiscretionary award of restricted stock valued at $6,000. The $8,000 of common stock is fully vested when awarded. The $6,000 of restricted stock will vest one year after the grant date.

All awards to the directors are subject to the plan's overall share limitation. For more information regarding the compensation of directors, see "Compensation of Directors" on page 32.

Performance Unit/Share Awards. The Equity Incentive Plan permits the grant of performance unit and performance share awards which are payable to the recipient, at the discretion of the Governance and Compensation Committee, in cash, common stock, or a combination thereof, upon the attainment of certain specified performance goals. Each performance unit has an initial value that is established by the Governance and Compensation Committee at the time of its grant. Each performance share has an initial value equal to 100% the fair market value of a share of West Marine's common stock on the date of its grant. The number and/or value of performance units/shares that will be paid out to recipients will depend upon the extent to which performance goals established by the Governance and Compensation Committee are satisfied. The Governance and Compensation Committee also may waive the achievement of any performance goals for such performance unit/share. After a performance unit/share award has vested, the recipient will be entitled to receive a payout of the number of performance units/shares earned by the recipient. Subject to the applicable award agreement, performance units/shares awarded to recipients generally will be forfeited to West Marine upon the recipient's termination of employment prior to the payout of the performance unit or share.

Nontransferability of Awards. Awards granted under the Equity Incentive Plan may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution. However, a recipient may designate one or more beneficiaries to receive any exercisable or vested awards following his or her death.

Repricing. Neither the Board of Directors nor the Governance and Compensation Committee will amend the plan to permit a transaction that would have the effect of repricing a stock option or SAR without obtaining shareholder approval of such amendment. For this purpose "repricing" means any transaction that would have the effect of repricing a stock option or SAR under applicable financial accounting standards or, with respect to underwater stock options, the cancellation of such options in exchange for replacement options or a buyout of underwater stock options for cash.

Tax Aspects. Under current federal income tax laws, the typical tax consequences of participation in the Equity Incentive Plan are as follows: (i) A recipient of a stock option or SAR will not recognize taxable income upon the grant of the option. For SARs and options other than incentive stock options, the recipient will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. Any gain or loss recognized upon any later disposition of the shares generally will be eligible for capital gain or loss treatment. (ii) Purchase of shares upon exercise of an incentive stock option generally will not result in any taxable income to the recipient, except for purposes of the alternative minimum tax. Gain or loss recognized by the recipient on a later sale or other disposition will be treated either as long-term capital gain/loss or ordinary income depending upon whether the recipient holds the shares transferred upon the exercise for a specified period (generally 12 months). (iii) Unless the recipient elects to recognize ordinary income at the time of receipt of a restricted stock award, the recipient will not recognize taxable income upon the receipt of the award, but at the time the award vests will recognize ordinary income equal to the fair market value of the shares at the time of vesting. (iv) At the discretion of the Governance and Compensation Committee, the plan allows a recipient to satisfy withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have shares of common stock withheld, or by delivering to West Marine shares already owned (and held at least six months), having a value equal to the amount required to be withheld. (v) West Marine will be entitled to a tax deduction in connection with an award under the plan only in an amount equal to the ordinary income realized by the recipient, and at the time the recipient recognizes such income.

The following table sets forth the number of shares of West Marine's common stock that will be awarded to the non-employee directors of West Marine under the Equity Incentive Plan as of the date of the Annual Meeting. While additional awards will be made under the plan to the West Marine's associates, including executive officers, it currently is impossible to determine the amounts and terms of any such awards.

PLAN BENEFITS

Name of Individual or Group	West Marine, Inc. Omnibus Equity Incentive Plan, as amended	
	Dollar Value ($)	Number of Units (#)
All director nominees who are not executive officers, as a group.....................	$70,000 [(1)]	26,705 [(2)]

(1) Each of the five incumbent non-employee director nominees who are reelected to the Board of Directors will receive a stock grant with a value of $14,000 as of the date of the annual stockholders' meeting. In addition, in accordance with the terms of the Equity Incentive Plan, each of these incumbent non-employee director will be given an opportunity to choose to receive either stock options exercisable for 3,000 shares or 1,000 shares of restricted stock. This table assumes that, each of the five incumbent non-employee directors is reelected to the Board of Directors and elects to receive stock options instead of shares of restricted stock. In accordance with Securities and Exchange Commission rules and published interpretations, no dollar value is attributed to the stock options assumed to be granted to non-employee directors for purposes of this table. However, the number of assumed stock options is included in the number of units disclosure.

(2) This table assumes that, in accordance with the plan's terms, each of the five incumbent non-employee directors is reelected to the Board of Directors and elects to receive stock options exercisable for 3,000 shares instead of 1,000 shares of restricted stock. In addition, this table assumes that the closing price of West Marine's common stock as of the date of the annual stockholders' meeting will be $5.98 (the closing price of West Marine common stock on April 14, 2008), so that the stock grants valued at $14,000 to each of the five non-employee directors would represent 2,341 shares.

Required Vote. The affirmative vote of a majority of shares of West Marine's common stock present in person or by proxy at the Annual Meeting and entitled to vote is required in order to approve the proposed amendment to the Equity Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THIS PROPOSAL.

SELECTION OF INDEPENDENT AUDITORS
(Proposal No. 3)

The Audit Committee has selected, and approved the engagement of, Deloitte & Touche LLP, independent registered public accounting firm, as West Marine's independent auditors for fiscal year 2008. Although stockholder ratification of the Audit Committee's action in this respect is not required, the Audit Committee considers it desirable for stockholders to ratify its selection. If the stockholders do not ratify the selection of Deloitte & Touche LLP, the engagement of independent auditors will be reevaluated by the Audit Committee.

Ratification of the selection of Deloitte & Touche LLP shall be effective upon receiving the affirmative vote of the holders of a majority of the voting power of West Marine's common stock present or represented by proxy and entitled to vote at the Annual Meeting.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting, will be offered the opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS.

OTHER MATTERS

As of the date of this Proxy Statement, management does not know of any other matters to be considered at the Annual Meeting. If any other matters do properly come before the meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment, and the discretionary authority to do so is included in the proxy.

ANNUAL REPORT ON FORM 10-K

We will provide upon request and without charge to each stockholder receiving this Proxy Statement a copy of our Annual Report on Form 10-K for the fiscal year ended December 29, 2007, including the financial statements included therein. Copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

As discussed in the Annual Report on Form 10-K, in the course of finalizing its financial results for 2007, West Marine's management determined, after a detailed review of workers' compensation claims and historical reserves, that the company had made an error in the manner in which it had established and recorded reserves for estimated workers' compensation claims. This error prompted a review of other reserves and accounts, particularly those involving management estimates. As a result of this review, in addition to the workers' compensation liability adjustment, the company also identified additional adjustments to its 2007 quarterly and prior-period financial statements relating to, among other things, inventory reserves, vendor allowances, capitalized indirect costs, sales and use tax accruals, sales return reserves, software development costs, software asset impairments, foreign currency translation gains/losses, deferred income taxes and stock-based compensation. As a result, the Board of Directors authorized the restatement of West Marine's consolidated financial statements for the fiscal years ended December 31, 2005 and December 30, 2006, the quarterly financial data for fiscal year 2006 and the first three quarters of fiscal year 2007.

As of December 29, 2007, management concluded that the company did not maintain effective internal control over financial reporting primarily because it identified material weaknesses in the design and operation of controls over establishing and maintaining significant accounting estimates as follows: the company did not maintain sufficient accounting resources with adequate training in the application of generally accepted accounting principles (GAAP) commensurate with its financial reporting requirements and the complexity of its operations and transactions; and the company did not maintain effective monitoring and oversight controls over the preparation of significant accounting estimates.

As a result of the material weaknesses and other deficiencies identified by management, the company is in the process of evaluating and enhancing the finance and accounting organizational structure and the supervisory procedures that will include additional levels of analysis and review; evaluating additional resource requirements for the accounting department, considering our needs for accounting knowledge, experience and training in the application of GAAP; enhancing our processes for ensuring that validation of our conclusions regarding significant accounting policies and their application to the company's business transactions are carried out by personnel with an appropriate level of accounting knowledge, experience and training; and enhancing our workers' compensation reserve analysis to include periodic actuarial analysis to assist management in establishing an appropriate reserve for workers' compensation claims.

STOCKHOLDER PROPOSALS

We anticipate that the 2009 Annual Meeting of Stockholders will be held in May 2009. Any stockholders who intend to present proposals at the 2009 Annual Meeting, and who wish to have such proposal included in the Proxy Statement for the 2009 Annual Meeting, must ensure that the Secretary of West Marine receives such proposals not later than December 3, 2008. Such proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in our 2009 proxy materials. Proposals should be addressed to West Marine at 500 Westridge Drive, Watsonville, California 95076-4100, Attention: Secretary. Any stockholder proposals that a stockholder intends to present at the 2009 Annual Meeting, other than through the inclusion in the proxy materials, should be received at least 30 (but not more than 60) days prior to the scheduled date of the 2009 Annual Meeting. Any stockholder wishing to submit a proposal at the 2009 Annual Meeting should contact the Secretary of West Marine after March 1, 2009 to obtain the actual meeting date and proposal deadlines.

COST OF SOLICITATION

All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders, will be paid by West Marine.

By Order of the Board of Directors

Pamela J. Fields

Pamela J. Fields, Esq.
Secretary

Watsonville, California
April 22, 2008

Company Data

3oard of Directors

Randolph K. Repass
Chairman of the Board

3eoffrey A. Eisenberg
President and Chief Executive Officer

David McComas [5, 6]
Recently Retired Chairman, President and Chief Executive Officer, Eye Care Centers of America, Inc.

Alice M. Richter [1, 3]
Member, Board of Directors, and Audit Committee Chair, G&K Services, Inc.; and Member, Board of Directors, and Audit Committee Chair, Fingerhut Direct Marketing, Inc. and Member, Board of Directors, and Audit Committee Member, Thrivent Financial for Lutherans (non-profit organization)

Peter Roy [2]
Member, Board of Directors, United Natural Foods, Inc.

Daniel J. Sweeney, Ph.D. [4]
Adjunct Professor, University of Denver; and President, Co-Founder, Member, Board of Directors, Center for Corporate Excellence

William U. Westerfield [2, 3]
Member, Board of Directors, and Audit Committee, and Compensation, and Nominating and Governance Committee, Gymboree Corporation; and Member, Board of Directors, and Audit Committee Chairman, Lifetime Brands Inc.

Audit Committee Chair
Audit Committee Member
Audit Committee Financial Expert
Governance and Compensation Chair
Governance and Compensation Member
Presiding Independent Director

Executive Officers

Geoffrey A. Eisenberg
President and Chief Executive Officer

Thomas R. Moran
Senior Vice President and Chief Financial Officer

Bruce Edwards
Executive Vice President of Stores and Port Supply

Ron Japinga
Executive Vice President of Marketing and Merchandising

Peter Van Handel
Vice President and Chief Accounting Officer

Company Information

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com

Legal Counsel
Dow Lohnes PLLC
1200 New Hampshire Ave. N.W.
Washington, DC 20036

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

Securities and Exchange Commission
Copies of the Company's annual reports on Form 10-K and quarterly reports on Form 10-Q (exclusive of exhibits) are available without charge upon written request to:

Attention: Secretary
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076

Annual reports also are available on-line at www.westmarin via the Investor Relations section.

The Company does not distribute quarterly reports to its stockholders.

Printed on recycled paper

002CS-61186

END